Exhibit 2.1

PURCHASE AGREEMENT

dated as of January 12, 2008

by and among

WOMBAT FINANCIAL SOFTWARE, INC.

(the “Company”),

TRANSACTTOOLS, INC.

(“Buyer”),

THE SELLERS PARTY HERETO

(the “Sellers”),

NYSE EURONEXT

(“NYX”)

for purposes of Sections 2.6, 2.7, 6.4(a), 6.5, 6.6, 6.8(c), 6.10, 8.2 and 10.16 (and the other provisions of Article X relating to the foregoing) only,

and

Ronald B. Verstappen

(the “Seller Representative”)

for purposes of Sections 2.5, 2.6, 2.7, 2.10, 10.10 and 10.15 (and the other provisions of Article

X relating to the foregoing) only

i

EXHIBITS

Exhibit A	Key Equity Holders
Exhibit B-1	Form of SAR Unit Cash Out Agreement
Exhibit B-2	Form of Stock Option Cash Out Agreement
Exhibit C	Reserved
Exhibit D	Form of Escrow Agreement
Exhibit E	Form of Preliminary Statement
Exhibit F	Form of RSU Agreement
Exhibit G	Issuance of RSUs

PURCHASE AGREEMENT

THIS PURCHASE AGREEMENT (as amended from time to time pursuant to the terms hereof, this “Agreement”) is made and entered into as of January 12, 2008 by and among (i) Wombat Financial Software, Inc., a Nevada corporation (the “Company”), (ii) TransactTools, Inc., a Delaware corporation , an indirect, wholly-owned subsidiary of NYSE Euronext, a Delaware corporation (“Buyer”), (iii) Ronald B. Verstappen, Daniel Moore, ML IBK Positions, Inc. (“ML IBK”) and each of the other individual parties signatory hereto (the “Sellers” and each a “Seller”); (iv) NYSE Euronext, a Delaware corporation, for purposes of Sections 2.6, 2.7, 6.4(a), 6.5, 6.6, 6.8(c), 6.10, 8.2 and 10.16 (and the other provisions of Article X relating to the foregoing) only (“NYX”), and (v) Ronald B. Verstappen, not in his individual capacity but in his capacity as the representative of the Sellers for purposes of Sections 2.5, 2.6, 2.7, 2.10, 10.10 and 10.15 (and the other provisions of Article X relating to the foregoing) only (the “Seller Representative”).

RECITALS

WHEREAS, the Company and its Subsidiaries are engaged in the business of, among other things, developing, marketing and providing products and/or services related to real-time financial data management, integration and distribution (the “Company Business”);

WHEREAS, the Sellers collectively own all of the outstanding equity interests of the Company;

WHEREAS, subject to the terms hereof, Buyer desires to purchase all of the outstanding equity interests of the Company from the Sellers;

WHEREAS, prior to or concurrently with the execution of this Agreement, and as a condition and inducement to Buyer’s willingness to enter into this Agreement, Buyer and each of the individuals listed on Exhibit A (the “Key Equity Holders”) hereto have executed Key Equity Holder Agreements; and

WHEREAS, prior to or concurrently with the execution of this Agreement, and as a condition and inducement to Buyer’s willingness to enter into this Agreement, each holder of SAR Units has executed and delivered to the Company an Agreement and Instructions regarding Cash Out and Termination of Stock Rights in substantially the form attached hereto as Exhibit B-1 (a “SAR Unit Cash Out Agreement”).

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises, the mutual covenants, promises and agreements hereinafter set forth, the mutual benefits to be gained by the performance thereof, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged and accepted, the parties to this Agreement hereby agree as follows:

ARTICLE I.

DEFINITIONS

SECTION 1.1 Certain Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

“Accounts Receivable” means (a) all trade accounts receivable and other rights to payments from customers of the Company and its Subsidiaries, including, but not limited to, all trade accounts receivables representing amounts receivable in respect of goods shipped or products sold or services rendered to customers of the Company and its Subsidiaries or advance payments for such, and (b) all other accounts or notes receivable of the Company and its Subsidiaries, less an allowance for doubtful accounts, all in accordance with GAAP.

“Action” means any claim, action, suit or proceeding, arbitral action, governmental inquiry, criminal prosecution or other investigation as to which written notice has been provided to the applicable party.

“Adjusted Per Share Payment Amount” means an amount of cash equal to the quotient equal to the Closing Payment divided by the Total As-Converted Outstanding Shares as adjusted from time-to-time pursuant to the definition thereof.

“Adjusted Total Payment Amount” means, at a given time with respect to any Combined Holder, the aggregate sum of (a) the Adjusted Per Share Payment Amount at such time multiplied by the number of shares of Stock held by such Combined Holder immediately prior to Closing plus (b) the aggregate sum of the Net Option Payments with respect to all Vested Options held by such Combined Holder immediately prior to Closing plus (c) the aggregate sum of the UK EMI Options Value with respect to all UK EMI Options held by such Combined Holder, plus (d) the aggregate sum of the Net SAR Unit Payments with respect to all SAR Units held by such Combined Holder immediately prior to Closing.

“Affiliate” means, when used with respect to a specified Person, another Person that either directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the Person specified, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Aged Receivables Distribution” means an amount equal to (i) the Aged Receivables Amounts not yet distributed to the Combined Holders multiplied by (ii) the Per Share Consideration Percentage.

“Aggregate Stock Option Exercise Price” means the aggregate exercise price of all Vested Options, UK EMI Options and Unvested Options.

“Aggregate SAR Unit Base Value” means the aggregate Base Value of all Vested SAR Units and Unvested SAR Units.

“Base Value” shall have the meaning set forth in the SARs Plan.

“Business Day” means any day that is not a Saturday, Sunday or other day on which banks are required or authorized by Law to be closed in New York, New York.

“Closing Consideration Exhibit” shall mean the schedule to be delivered by the Company to the Buyer five (5) Business Days prior to the Closing Date pursuant to and in accordance with Section 2.3. The Closing Consideration Exhibit shall set forth the following: (i) with respect to each Vested Holder, the Closing Total Payment Amount, which Closing Total Payment Amount shall be set forth in the aggregate and with each component thereof separately set forth, (ii) payment instructions for how payments are to be made to each Combined Holder, (iii) with respect to each holder of Unvested Options, the aggregate for all shares of Stock to which such Unvested Options pertain of the Closing Per Share Payment Amount, and the exercise prices for all such Unvested Options and (iv) with respect to each holder of Unvested SAR Units, the aggregate for all such Unvested SAR Units of 10.0 times the Closing Per Share Payment Amount, and the Base Value for all such Unvested SAR Units.

“Closing Payment” means the Enterprise Value minus the Indemnification Escrow Amount, minus the Reimbursement Escrow Amount, minus the Excess Company Expenses (to the extent known as of the Closing as determined pursuant to Section 6.13), plus the Aggregate Stock Option Exercise Price, plus the Aggregate SAR Unit Base Value, plus Reimbursable Company Expenses but only to the extent such Reimbursable Company Expenses have been paid prior to the Closing Date (to the extent known as of the Closing as set forth pursuant to Section 6.13), plus or minus the adjustment described in Section 2.10(c).

“Closing Per Share Payment Amount” means an amount of cash equal to the quotient equal to the Closing Payment divided by the Total As-Converted Outstanding Shares immediately prior to Closing.

“Closing Total Payment Amount” means, with respect to any Vested Holder, the aggregate sum of (a) the Closing Per Share Payment Amount multiplied by the number of shares of Stock held by such Vested Holder plus (b) the aggregate sum of the Net Option Payments with respect to all Vested Options held by such Vested Holder plus (c) the aggregate sum of the Net SAR Unit Payments with respect to all SAR Units held by such Vested Holder.

“Combined Holder” means individually a Vested Holder and/or a UK EMI Option Holder and collectively Vested Holders and UK EMI Option Holders.

“Company Employee” means each employee of the Company or any of its Subsidiaries.

“Company Expenses” means all attorney and other professional advisory fees, expenses and costs incurred or to be incurred by the Company and any of its Subsidiaries in connection with the negotiation and preparation of this Agreement and the transactions contemplated hereby, including the fees of DLA Piper and FTP Securities LLC.

“Company SARs Plan” means the Company’s 2005 SAR and Performance Unit Plan.

“Company Stock Plan” means the Company’s 2007 Stock Plan.

“Confidentiality Agreement” means the Mutual Non-Disclosure Agreement between the Company and NYSE Euronext, dated October 5, 2007.

“Contract” means any contract, agreement, indenture, note, bond, loan, instrument, lease, conditional sales contract, mortgage, license, franchise agreement, binding commitment or other arrangement, whether written or oral.

“Conversion Ratio” means, at a given time, the quotient obtained by dividing (i) the Adjusted Per Share Payment Amount at such time by (ii) the NYX Stock Closing Date Price; provided, that on any Recalculation Date, the Conversion Ratio shall be recalculated as follows: the numerator in clause (i) of this sentence shall be increased by the sum of (a) the total Indemnification Escrow Distributions made with respect to one share of Stock made on or before the Recalculation Date, if any and subject to the terms and conditions of this Agreement and the Escrow Agreement, (b) the total Reimbursement Escrow Distributions made with respect to one share of Stock made on or before the Recalculation Date, if any and subject to the terms and conditions of this Agreement and the Escrow Agreement, (c) the Purchase Price Adjustment Payment made with respect to one share of Stock on or before the Recalculation Date, if any and subject to the terms and conditions of this Agreement, and (d) the total Aged Receivables Distributions made with respect to one share of Stock on or before the Recalculation Date, if any and subject to the terms and conditions of this Agreement.

“Damages” means any actual damages, claim, losses, costs, liabilities or expenses, including reasonable attorneys’ fees and expenses, costs of investigation, response action, removal action or remedial action.

“Debt” means, with respect to any Person (including related parties), any amount owed (including unpaid interest thereon) in respect of (a) indebtedness of such Person for borrowed money, including any such amounts evidenced by bonds, indentures, notes or similar instruments; (b) capitalized lease obligations of such Person; (c) obligations of such Person under interest rate agreements, currency agreements and foreign exchange agreements; (d) obligations of such Person issued or assumed as the deferred purchase price of property, conditional sale obligations and obligations under any title retention agreement, in each case to the extent the purchase price is due more than six (6) months from the date the obligation is incurred; (e) guarantees by such Person in respect of Debt referred to in clauses (a) through (d) above; and (f) all obligations of any other Person of the type referred to in clauses (a) through (d) which are secured by an Encumbrance on any property or assets of such Person, the amount of such obligation being deemed to be the lesser of the fair market value of such property or asset or the amount of such obligation; provided, however, that notwithstanding the foregoing, Debt shall not include (i) Debt owed by the Company to one or more of its majority owned Subsidiaries, Debt owed by one or more of the Company’s majority owned Subsidiaries to the Company or another of the Company’s majority owned Subsidiaries or any guarantee by the Company or one or more of its majority owned Subsidiaries of any such Debt or (ii) any accounts payable incurred in the ordinary course of business (to the extent not referred to in clauses (a) through (d)).

“Deferred Tax Liabilities” means Taxes payable with respect to, or reduction of any Tax asset resulting from, any item of income referred to in Section 3.9(j) (for the avoidance of doubt, without regard to any carrybacks or carryforwards of net operating losses or other tax attributes).

“Encumbrance” means any security interest, pledge, mortgage, lien, charge, adverse claim of ownership or use, restriction on transfer (such as a right of first refusal or other similar rights), defect of title, or other encumbrance of any kind or character.

“Environmental Law” means any Law pertaining to land use, air, soil, surface water, groundwater (including the protection, cleanup, removal, remediation or Damages thereof), or any other environmental matter.

“Enterprise Value” means $200,000,000.

“Equity Holders” means the Sellers, the holders of the ML Warrants, the ML Convertible Note, the holders of SAR Units and the holders of Stock Options.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, any successor statute thereto, and the rules and regulations promulgated thereunder.

“Excess Company Expenses” means all Company Expenses in excess of $3,000,000, whether or not paid or accrued as of the Closing.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any government, any governmental entity, department, commission, board, agency or instrumentality, and any court, tribunal, judicial or arbitral body or self-regulatory authority, whether federal, state, county, local or foreign.

“Governmental Order” means any order, judgment, injunction, decree, stipulation or determination issued, promulgated or entered by or with any Governmental Authority of competent jurisdiction.

“Hazardous Material” means any material or substance that is prohibited or regulated by any Environmental Law or that has been designated by any Governmental Authority to be radioactive, toxic, hazardous or otherwise a danger to health, reproduction or the environment, including asbestos, petroleum, radon gas and radioactive matter.

“Hazardous Materials Activity” means the handling, transportation, transfer, recycling, storage, use, treatment, manufacture, investigation, removal, remediation, release, exposure of others to, sale or distribution of any Hazardous Material or any product containing a Hazardous Material.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, any successor statute thereto, and the rules and regulations promulgated thereunder.

“Indemnification Escrow Distribution” means, with respect to any amount released from the Indemnification Escrow Fund pursuant to the Escrow Agreement (other than amounts released to pay Buyer Indemnified Parties with respect to claims made pursuant to

Article IX and amounts released to Buyer as an adjustment to the Purchase Price pursuant to Section 2.10), the amount so released in the aggregate at such time multiplied by the Per Share Consideration Percentage.

“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended, any successor statute thereto.

“IRS” means the United States Internal Revenue Service and any successor agency thereto.

“Key Equity Holder Agreements” means the non-competition agreements entered into between Buyer and each of the Key Equity Holders prior to or concurrently with the execution of this Agreement and effective as of the Closing.

“Knowledge of the Company” and any other phrases of similar import means, with respect to any matter in question relating to the Company, if any of the following individuals has actual knowledge of such matter without obligation of inquiry: (a) Ronald B. Verstappen, the Company’s President and Chief Executive Officer, (b) Daniel Moore, the Company’s Vice President and Chief Operating Officer, (c) Jonathan Lambert, the Company’s Chief Financial Officer, (d) Brendan Duffy, the Company’s Vice President of Engineering, (e) Tim Yockel, the Company’s Vice President of Sales, (f) Ken Barnes, the Company’s Vice President of Business and Planning, (g) Stuart Harvey, the Company’s Vice President of Entitlements Division, (h) Steven Cowler, the Company’s Technology Director, Entitlements Division, (i) Kieran Northime, the Company’s Director, European Client Services, (j) David Eden, a Sales Manager of the Company, (k) Conor Allen, the Company’s Director, Research and Development, (l) Cieran Kennedy, the Company’s Director, Presales & Managed Services, and (m) Jim Potter, the Company’s Director, Client Services.

“Last Unvested Option/SAR Unit Date” means the last date on which any Unvested Option or Unvested SAR Unit remains unvested and outstanding (for this purpose, an Unvested Option or Unvested SAR Unit will no longer be outstanding at the time it conclusively expires, lapses, terminates, is cancelled or forfeited, or is no longer able to vest).

“Law” means any federal, state, county, local or foreign statute, law, ordinance, regulation, rule, code, order or rule of common law.

“Liability” means any and all debts, liabilities and obligations of any kind or nature, whether accrued or fixed, absolute or contingent, matured or unmatured, or determined or determinable.

“Material Adverse Effect” means any change, effect, event, circumstance or development that individually or taken together with all other changes, effects, events, circumstances and developments (a) is, or is reasonably likely to be or become, materially adverse to the operations, business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (b) has resulted in, or is reasonably likely to result in, the material impairment of the ability of the Company to consummate the transactions contemplated by this Agreement, except for any such changes, effects, events, circumstances or developments resulting directly or indirectly from (i) the announcement or performance of the transactions contemplated by this Agreement (including any action or inaction by any of the Company’s customers, suppliers, licensors, employees or competitors); (ii) changes in GAAP or any Law; (iii) changes in the industries in which the Company and its Subsidiaries operate and not specifically related to the Company or its Subsidiaries; (iv) any attack on, or by, outbreak or escalation of hostilities or acts of terrorism involving, the United States, any declaration of war by Congress or any other national or international calamity; or (v) changes in general economic conditions, interest rates or the securities markets generally.

“ML Warrants” means Warrant No. A-1 dated November 14, 2005 to purchase 2,140,000 shares of Stock (as adjusted for stock splits), and Warrant No. A-2 dated November 14, 2005 to purchase 2,140,000 shares of Stock (as adjusted for stock splits), both of which were issued by the Company to ML IBK.

“ML Convertible Note” means Convertible Note No. A-2 dated May 15, 2006, with the principal amount of $1,250,000.00, issued by the Company to ML IBK.

“NYX Stock Closing Date Price” means the closing sale prices of NYX Stock as quoted on the New York Stock Exchange for the ten consecutive trading days ending with the trading day that is one trading day prior to the Closing Date; provided that in the event there are not ten consecutive trading days beginning on the first trading date after this Agreement is signed and ending with the trading day that is one trading day prior to the Closing Date, the foregoing shall be calculated by reference to the closing sale prices of NYX Stock as quoted for such shorter number of consecutive trading days beginning on the first trading date after this Agreement is signed and ending with the trading day that is one trading day prior to the Closing Date.

“NYX Stock Incentive Plan” means NYX’s 2006 Stock Incentive Plan, as the same may be amended from time to time.

“Option/SAR Per Share Payment Amount” means, at a given time, the Adjusted Per Share Payment Amount at such time, plus the total Indemnification Escrow Distributions, if any, made with respect to one share of Stock made on or before such time, plus the total Reimbursement Escrow Distributions, if any, made with respect to one share of Stock made on or before such time, plus the Purchase Price Adjustment Payment, if any, made with respect to one share of Stock on or before such time, plus the Aged Receivables Distribution, if any, made with respect to one share of Stock made on or before such time.

“Permit” means any license or permit with any Governmental Authority required by applicable Law for the operation of the Company Business as conducted by the Company and its Subsidiaries as of the date of this Agreement.

“Permitted Encumbrances” means (i) all statutory or other liens for Taxes or assessments which are not yet due or delinquent or the validity of which are being contested in good faith by appropriate proceedings for which adequate reserves are being maintained on the balance sheet in the Unaudited Company Financial Statements in accordance with GAAP; (ii) all cashiers’, landlords’, workmen’s, repairmen’s, warehousemen’s and carriers’ liens and other similar liens imposed by Law, incurred in the ordinary course of business; (iii) all Laws and Governmental Orders; (iv) all leases, subleases, licenses, concessions or service contracts to which any Person or any of its Subsidiaries is a party; (v) Encumbrances identified on title policies or preliminary title reports or other documents or writings included in the public records; and (vi) all other liens and mortgages, covenants, imperfections in title, charges, easements, restrictions and other Encumbrances which do not materially detract from the value of, materially interfere with, or otherwise affect the present use and enjoyment of the asset or property subject thereto or affected thereby.

“Per Share Consideration Percentage” means, at a given time, the percentage equal to the Adjusted Per Share Payment Amount at such time divided by the Closing Payment.

“Person” means any individual, general or limited partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, any successor statutes thereto, and the rules and regulations promulgated thereunder.

“Pre-Closing Tax Period” means (i) any Tax period ending on or before the Closing Date and (ii) the portion of any Straddle Period ending on the Closing Date.

“Purchase Price Adjustment Payment” means the amount, if any, by which the Purchase Price is increased pursuant to Section 2.10(f) (together with any interest thereon as set forth in Section 2.10(f)) multiplied by the Per Share Consideration Percentage.

“Recalculation Date” means each of the following dates: (a) each date on which a distribution, if any, is made from the Indemnification Escrow Amount to the Combined Holders in accordance with the Escrow Agreement, (b) each date on which a distribution, if any, is made from the Reimbursement Escrow Amount to the Combined Holders in accordance with the Escrow Agreement, (c) the date on which a Purchase Price Adjustment Payment is paid pursuant to Section 2.3, (d) each date on which Aged Receivables Amounts, if any, are distributed to the Seller Representative for further distribution to Combined Holders, and (e) the date on which Terminated Option Amounts, if any, are distributed to the Seller Representative for further distribution to the Combined Holders and/or Terminated SAR Units Amounts, if any, are distributed to the Seller Representative for further distribution to the Combined Holders.

“Reimbursable Company Expenses Closing Payment” means the Reimbursable Company Expenses not paid prior to the Closing Date (to the extent known as of the Closing as set forth pursuant to Section 6.13); provided, however, that under no circumstances shall the Reimbursable Company Expenses Closing Payment exceed the difference between $3,000,000 and the Reimbursable Company Expenses paid prior to the Closing Date (and included in the calculation of the Closing Payment).

“Reimbursement Escrow Distribution” means, with respect to any amount released from the Reimbursement Escrow Fund pursuant to the Escrow Agreement to Combined Holders, the amount so released in the aggregate at such time multiplied by the Per Share Consideration Percentage.

“Reimbursable Company Expenses” means all Company Expenses less than or equal to $3,000,000, whether or not paid or accrued as of the Closing.

“Related Parties” means each employee, director, officer, stockholder of the Company or any of its Subsidiaries (or an immediate family member of any of the foregoing or an Affiliate of any of the foregoing or any such immediate family member) or any Affiliate of the Company or any of its Subsidiaries.

“Representatives” means with respect to any Person, its Affiliates and the employees, officers, directors, investment bankers, attorneys, accountants, agents and authorized representatives of such Person or such Affiliates.

“RSU” means a Restricted Stock Unit issued pursuant to an RSU Agreement.

“SAR Units” means outstanding stock appreciation right units issued under the Company SARs Plan.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, any successor statute thereto, and the rules and regulations promulgated thereunder.

“Software” means all (a) computer programs, whether in Source Code or object code form, (b) data, database specifications, designs and compilations and (c) all documentation relating to any of the foregoing.

“Solvent” means, with respect to any Person, that from the date of this Agreement through the Closing Date and for a period of ninety (90) days after the Closing Date, (a) such Person, pursuant to or within the meaning of any bankruptcy Law, shall not (i) commence a voluntary case; (ii) consent to the entry of an order for relief against it in an involuntary case; (iii) consent to the appointment of a custodian of it or for all or substantially all of its property; (iv) make a general assignment for the benefit of its creditors or (v) admit in writing its inability generally to pay its debts as the same become due and (b) a court of competent jurisdiction shall not have entered an order or decree under any bankruptcy Law that (i) is for relief against such Person in an involuntary case; (ii) appoints a custodian for such Person or for all or substantially all of its property or (iii) orders the liquidation of such Person.

“Source Code” means the instruction set for Software, or any portion thereof, including comments and procedural code, such as compilation switches, job control language statements and a description of the system/program generation procedure, in a form intelligible to human programmers and capable of being readily translated into object code for execution on computer equipment through assembly or compiling, together with the documentation required to facilitate such translation, assembly and compiling, including programmers’ notes, technical and functional specifications, flow charts, schematics, test programs, statements of principles of operations, architectural and design standards and descriptions of data flows, data structures and control logic.

“Stock” means the Company’s common stock, par value $0.001 per share.

“Stock Options” means outstanding options to purchase shares of Stock issued under the Company Stock Plan.

“Stock Rights” means any options, warrants, calls, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, contracts, arrangements or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound (i) obligating the Company or any of its Subsidiaries to issue, deliver, sell or transfer or repurchase, redeem or otherwise acquire, or cause to be issued, delivered, sold or transferred or repurchased, redeemed or otherwise acquired, any capital stock or other equity interest of the Company or any of its Subsidiaries, or any security convertible or exercisable for or exchangeable into any capital stock or other equity interest of the Company or any of its Subsidiaries, (ii) obligating the Company or any of its Subsidiaries to issue, grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, right, security, commitment, contract, arrangement or undertaking, (iii) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of capital stock or other equity interests of the Company or any of its Subsidiaries or (iv) that give any Person the right to vote with the holders of any class of capital stock of the Company or any of its Subsidiaries on any matter submitted to such holders of capital stock.

“Straddle Period” means any taxable period beginning on or prior to the Closing Date and ending after the Closing Date.

“Subsidiary” means any corporation or other organization, whether incorporated or unincorporated, (i) of which such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interests in such partnership) or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

“Tax” (and, with correlative meaning “Taxes”) means all taxes, including (i) all federal, state, local, provincial or foreign income or franchise taxes; (ii) all gross receipts, ad valorem, value-added, goods and services, excise, real property, personal property, sales, use, transfer, withholding, employment, unemployment, insurance, social security, business license, business organization, environmental, workers compensation, profits, license, lease, service, service use, severance, stamp, occupation, windfall profits, customs, duties, franchise, net worth, commercial profits and other taxes imposed by the United States of America or any state, local or foreign government, or any agency thereof, or other political subdivision of the United States or any such government; (iii) any interest, penalties, assessments or additions to tax resulting from, attributable to or incurred in connection with any items listed in clauses (i) or (ii) of this paragraph; and (iv) any liability in respect of any items described in clauses (i), (ii) and/or (iii) payable by reason of contract, assumption, transferee liability, operation of law, Treasury Regulations Section 1.1502-6(a) (or any predecessor or successor thereof or any similar provision under law or otherwise).

“Tax Return” means all returns, declarations, claims for refunds, forms, statements, reports, schedules, information returns or similar statements or documents, and any amendments thereof (including, without limitation, any related or supporting information or schedule attached thereto) required to be filed (including electronically) with any Taxing Authority in connection with the determination, assessment or collection of any Tax or Taxes.

“Taxing Authority” means any foreign, U.S. federal, state, or local government or subdivision, agency, commission or authority thereof, or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or other imposition of Taxes.

“Terminated Option” means (i) a Vested Option, UK EMI Option or Unvested Option that has been terminated as a result of a holder of such Vested Option, Unvested Option or UK EMI Option failing to execute the Stock Option Cash Out Agreement pursuant to Sections 2.3(c), 2.6(a), and 2.6(b), respectively and (ii) an Assumed Option or Assumed UK EMI Option, or any portion thereof, that conclusively expires, lapses, terminates, is cancelled or forfeited or is no longer able to vest (for any reason) without having been exercised.

“Terminated Option Amount Distribution” means the Terminated Option Amounts not yet distributed to the Combined Holders multiplied by the Per Share Consideration Percentage.

“Terminated SAR Unit Distribution” means the Terminated SAR Unit Amounts not yet distributed to the Combined Holders multiplied by the Per Share Consideration Percentage.

“Total As-Converted Outstanding Shares” means the sum of (a) the aggregate number of shares of Stock, plus (b) the aggregate number of shares of Stock issuable upon the exercise of all Stock Options (whether vested or unvested) plus (c) 10.0 times the number of all SAR Units (whether vested or unvested), in each case, issued and outstanding immediately prior to the Closing or deemed to be outstanding immediately prior to the Closing pursuant to Section 2.8; provided, however, that, following the Closing, the Total As-Converted Outstanding Shares shall be recalculated and reduced from time to time, and immediately prior to a Recalculation Date, to take into account Terminated Options and Terminated SAR Units, which such recalculation being approved by Buyer and the Seller Representative (for the sake of clarity, it is understood that the number of Total As-Converted Outstanding Shares shall be reduced by an amount equal to 10.0 times the number of Terminated SAR Units).

“Total Consideration Percentage” means, at a given time, with respect to any Combined Holder, the percentage equal to the Adjusted Total Payment Amount at such time divided by the Closing Payment.

“Transaction Documents” means this Agreement and all other agreements and instruments to be executed by Buyer, the Company and/or an Equity Holder at or prior to the Closing pursuant to this Agreement.

“UK EMI Option Holder” means a holder of UK EMI Options immediately prior to the Closing.

“UK EMI Options” means Stock Options constituting Enterprise Management Incentives (EMI) Stock Options granted to residents of the United Kingdom and pursuant to the Company Stock Plan, including UK Unexercised Vested Options, but excluding Vested Options not converted into UK Unexercised Vested Options pursuant to Section 2.4 and a Stock Option Cash Out Agreement.

“UK EMI Options Value” means (a) the aggregate number of shares of Stock to which an UK EMI Option pertains times (b)(i) the Adjusted Per Share Payment Amount minus (ii) the exercise price per share of such UK EMI Option.

“UK Vested Option Holders” means all holders of Enterprise Management Incentives (EMI) Stock Options that are vested and outstanding and unexercised immediately prior to the Closing who are resident in the United Kingdom.

“Unvested Options” means each Stock Option that is unvested and outstanding and unexercised immediately prior to the Closing, but excluding any such Stock Options that are UK EMI Options.

“Unvested SAR Unit” means each SAR Unit that is unvested and outstanding and unexercised immediately prior to the Closing.

“Vested Holder” means a holder of Stock, Vested Options, and/or Vested SAR Units, including for this purpose ML IBK (taking into account the deemed exercise of the ML Warrants and the deemed conversion of the ML Note pursuant to Section 2.8).

“Vested Options” means each Stock Option that is vested and outstanding and unexercised immediately prior to the Closing, but excluding each UK Unexercised Vested Option.

“Vested SAR Unit” means each SAR Unit that is vested and outstanding and unexercised immediately prior to the Closing.

SECTION 1.2 Certain Additional Definitions. As used in this Agreement, the following terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each such term below:

Term	Section
Accounting Firm	2.10(e)

Acquisition Proposal	6.14(c)

Adjustment Amount	2.10(f)

Aged Receivables	6.16(a)

Aged Receivables Amount	6.16(c)

Aged Receivables Schedule	6.16(a)

Agreement	Preamble

Assumed Option	2.6(a)

Assumed UK EMI Option	2.6(b)

Audited Company Financial Statements	3.7(a)

Term	Section
Balance Sheet	3.7(a)

Balance Sheet Date	3.7(a)

Bear Stearns	7.2(m)

Benchmark	2.10(c)

Benefits Continuation Period	6.8(a)

Buyer	Preamble

Buyer Indemnified Parties	9.2(a)

Buyer Subsidiaries	5.5(a)

Capitalization Table	3.3(a)

Claim Notice	9.3(a)

Closing	2.1

Closing Date	2.1

Closing Date Balance Sheet	2.10(d)

Company	Preamble

Company Benefit Plan(s)	3.16(a)

Company Business	Recitals

Company Bylaws	3.2

Company Certificate of Incorporation	3.2

Company Confidential Information	6.4(b)

Company Disclosure Schedule	Article III Preamble

Company Financial Statements	3.7(a)

Company Indemnitees	6.10

Company Intellectual Property	3.14(d)

Company Permits	3.12(a)

Company Products	3.14(d)

Copyrights	3.14(a)

Determination Date	2.10(e)

Dispute Notice	9.3(b)

DLA Piper	6.11

Escrow Agent	2.5

Escrow Agreement	2.5

Estimated Closing Date Balance Sheet	2.10(b)

Estimated Net Tangible Assets	2.10(b)

Export Control Laws	3.23(b)

Final Net Tangible Assets	2.10(d)

FIRPTA Certificate	6.7(f)

Grants	3.12(b)

Indemnification Escrow Amount	2.5

Indemnification Escrow Fund	2.5

Indemnified Party	9.3(a)

Indemnitor	9.3(a)

Intellectual Property	3.14(a)

Issued Patents	3.14(a)

Key Equity Holders	Recitals

Leased Real Property	3.13(a)

Term	Section
Listed Contract(s)	3.15(a)

Material Customers	3.20

Material Suppliers	3.21

ML IBK	Preamble

Moore Note	2.3(a)

Net Option Payment	2.3(c)

Net SAR Unit Payment	2.3(d)

Notice of Disagreement	2.10(e)

NYX	Preamble

NYX Stock	2.6(a)

Open Source Software	3.14(l)

Option Conversion Amounts	2.6(a)

Overdue Amounts	6.16(d)

Patent Applications	3.14(a)

Patents	3.14(a)

Post-Closing Statement	2.10(d)

Preliminary Statement	2.10(b)

Receivables Representative	6.16(b)

Reimbursement Escrow Amount	2.5

Reimbursement Escrow Fund	2.5

Restricted Business	6.15(a)

Restricted Equity Holder	6.15(a)

Restricted Period	6.15(a)

RSU Agreement	6.8(c)

SAR Unit Cash Out Agreement	Recitals

SAR Unit Conversion Amounts	2.7(a)

Seller Group	6.11

Seller Indemnified Parties	9.2(c)

Seller Representative	Preamble

Sellers	Preamble

Shortfall Amount	9.2(b)(ii)

Software Disabling or Unauthorized Access Devices	3.14(m)

Stock Option Cash Out Agreement	2.3(c)

Substituted SAR Unit	2.7(a)

Terminated Option	2.6(c)

Terminated Option Amount	2.6(c)

Terminated SAR Unit	2.7(c)

Terminated SAR Unit Amount	2.7(c)

Termination Date	8.1(a)(iv)

Third Party Intellectual Property	3.14(e)

Thomson	3.5

Threshold Amount	9.5(a)

Trademarks	3.14(a)

Transfer Taxes	6.7(g)

Term	Section
280G Approval	7.2(l)

Unaudited Company Financial Statements	3.7(a)

U.K. Benefit Plans	3.16(c)

U.S. Benefit Plans	3.16(b)

UK Option Conversion Amounts	2.6(b)

UK Unexercised Vested Options	2.4(a)

Waiving Parties	10.10(b)

ARTICLE II.

CLOSING

SECTION 2.1 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of DLA Piper US LLP, 153 Townsend Street, Suite 800, San Francisco, California 94107 on the date as soon as practicable after the last of the conditions set forth in Article VII shall have been fulfilled or waived (provided that, unless the Company and Buyer shall mutually agree, the Closing shall not take place from March 31 to April 4, 2008 or from June 30 to July 4, 2008) or at such other time and place as the Company and Buyer shall mutually agree in writing (such date hereinafter, the “Closing Date”).

SECTION 2.2 Certain Payments and Distributions. Prior to the Closing, the Company shall, and shall ensure that its Subsidiaries, pay in full all amounts due to Related Parties (other than amounts due between or among the Company and its Subsidiaries and other than amounts due pursuant to employment arrangements entered into in the ordinary course of business, which amounts are not past due and are due in the ordinary course of business).

SECTION 2.3 Purchase of Stock, Vested Options and Vested SAR Units.

(a) Closing Consideration Exhibit; Capitalization Table; Moore Note Outstanding Amount. Five (5) Business Days prior to the Closing Date, the Company shall deliver to Buyer (i) the Closing Consideration Exhibit and an updated Capitalization Table, in each case reflecting, without limitation, the deemed exercise of the ML Warrants and the deemed conversion of the ML Note contemplated by Section 2.8 and (ii) a schedule specifying the aggregate amount outstanding (including principal and interest), as of the Closing, under that certain Promissory Note dated January 1, 2005 issued by Daniel Moore as the Maker thereunder to the Company (the “Moore Note”).

(b) Stock.

(i) At the Closing, upon the terms and subject to the conditions of this Agreement, each Vested Holder shall sell, transfer, assign and convey all (and not less than all) of the issued and outstanding shares of Stock held by such Vested Holder as set forth on the Capitalization Table to Buyer, and Buyer shall purchase and accept such shares of Stock from each Vested Holder, free and clear of all Encumbrances. In exchange for each share of Stock so sold by a Vested Holder, such Vested Holder will have a right to receive (i) at the Closing, the applicable Closing Per Share Payment Amount which shall be paid by Buyer in accordance with the payment instructions set forth on the Closing Consideration Exhibit, (ii) the Indemnification Escrow Distributions, if any and subject to the terms and conditions of this Agreement and the Escrow Agreement, (iii) the Reimbursement Escrow Distributions, if any and subject to the terms and conditions of this Agreement and the Escrow Agreement, (iv) the Terminated Option Amount Distribution, if any and subject to the terms and conditions of this Agreement, (v) the Terminated SAR Unit Amount Distribution, if any and subject to the terms and conditions of this Agreement, (vi) Aged Receivables Distributions, if any and subject to the terms and condition of this Agreement, and (vii) the Purchase Price Adjustment Payment, if any and subject to the terms and conditions of this Agreement and to be paid by Buyer in accordance with the payment instructions set forth on the Closing Consideration Exhibit.

(ii) With respect to the amount to be paid at Closing to Daniel Moore as a holder of Stock pursuant to Section 2.3(b), Buyer will deduct from the amount otherwise to be paid to Daniel Moore the aggregate amount then outstanding under the Moore Note as set forth pursuant to Section 2.3(a), and Buyer and the Company agree that upon such deduction, such note shall be deemed to have been paid in full and terminated.

(c) Vested Options. At the Closing, each Vested Option shall be converted into the right to receive for each share of Stock to which such Vested Option pertains (i) the Closing Per Share Payment Amount minus the exercise price per share of each such Vested Option (the “Net Option Payment”), (ii) the Indemnification Escrow Distributions, if any and subject to the terms and conditions of this Agreement and the Escrow Agreement, and without any interest thereon, (iii) the Reimbursement Escrow Distributions, if any and subject to the terms and conditions of this Agreement and the Escrow Agreement, (iv) the Terminated Option Amount Distribution, if any and subject to the terms and conditions of this Agreement, (v) the Terminated SAR Unit Amount Distribution, if any and subject to the terms and conditions of this Agreement, (vi) Aged Receivables Distributions, if any and subject to the terms and conditions of this Agreement, and (vii) the Purchase Price Adjustment Payment, if any and subject to the terms and conditions of this Agreement. Within ten (10) Business Days after the Closing, Buyer shall pay by wire transfer of immediately available funds to the Company, and Buyer shall cause the Company to pay to each of the holders of Vested Options as listed on the Capitalization Table, the Net Option Payment for each of their Vested Options less any required withholding of Taxes under applicable Law; provided, that notwithstanding the foregoing, prior to any such payment being made to a holder of Vested Options, such holder must first execute and deliver a Cash Out and Termination of Stock Rights in substantially the form attached hereto as Exhibit B-2 (a “Stock Option Cash Out Agreement”) and, if such holder does not or is unwilling to execute and deliver a Stock Option Cash Out Agreement prior to such tenth (10th) Business Day after the Closing, such holders Vested Options shall, upon the decision of Buyer, be deemed terminated and such holder shall thereafter have no right to the payments otherwise contemplated hereby. For the avoidance of doubt, the parties hereto agree that in the event that the “end of the day rule” of Treasury Regulations Section 1.1502-76(b)(1)(ii)(A) would otherwise apply to any payments made pursuant to this Section 2.3(c), the Company and Buyer will treat such payments as occurring at the beginning of the day following the Closing for all U.S. federal income Tax purposes pursuant to the “next day rule” of Treasury Regulations Section 1.1502-76(b)(1)(ii)(B). Such treatment shall also apply for all purposes of this Agreement, including Article IX.

(d) Vested SAR Units. At the Closing, each Vested SAR Unit shall be converted into the right to receive (i) (A) 10.0 times the Closing Per Share Payment Amount minus (B) the Base Value of such Vested SAR Unit (the “Net SAR Unit Payment”), (ii) 10.0 times the Indemnification Escrow Distributions, if any and subject to the terms and conditions of this Agreement and the Escrow Agreement, and without any interest thereon, (iii) 10.0 times the Reimbursement Escrow Distributions, if any and subject to the terms and conditions of this Agreement and the Escrow Agreement, (iv) 10.0 times the Terminated Option Amount Distribution, if any and subject to the terms and conditions of this Agreement, (v) 10.0 times the Terminated SAR Unit Amount Distribution, if any and subject to the terms and condition of this Agreement, (vi) 10.0 times the Aged Receivables Distributions, if any and subject to the terms and condition of this Agreement, and (vii) 10.0 times the Purchase Price Adjustment Payment, if any and subject to the terms and conditions of this Agreement. Within ten (10) Business Days after the Closing, Buyer shall pay by wire transfer of immediately available funds to the Company and Buyer shall cause the Company to pay to each of the holders of Vested SAR Units as listed on the Capitalization Table, the Net SAR Unit Payment for each of their Vested SAR Units less any required withholding of Taxes under applicable Law. For the avoidance of doubt, the parties hereto agree that in the event that the “end of the day rule” of Treasury Regulations Section 1.1502-76(b)(1)(ii)(A) would otherwise apply to any payments made pursuant to this Section 2.3(d), the Company and Buyer will treat such payments as occurring at the beginning of the day following the Closing for all U.S. federal income Tax purposes pursuant to the “next day rule” of Treasury Regulations Section 1.1502-76(b)(1)(ii)(B). Such treatment shall also apply for all purposes of this Agreement, including Article IX.

SECTION 2.4 U.K. Option Treatment.

(a) Each UK Vested Option Holder shall, pursuant to the terms of a Stock Option Cash Out Agreement delivered to each UK Vested Option Holder, be given the option prior to the Closing to either (i) exercise his or her Vested Options, effective immediately prior to the Closing, so as to be deemed to have acquired that number of shares of Stock to which such Vested Option pertains (on a cashless exercise basis to take into consideration the applicable exercise price of such Vested Option), deemed to have transferred such Stock if desired to a spouse or civil partner, and sell such Stock to Buyer on the terms and conditions set forth in Section 2.3(b); provided, however, that it is understood and agreed, and the Stock Option Cash Out Agreement executed by such UK Vested Option Holder shall provide, that, following such exercise, the actual shares of Stock will be immediately transferred to Buyer at Closing; and provided, further that, in the event such UK Vested Option Holder elects to transfer such Stock to a spouse or civil partner, such spouse or civil party shall execute an agreement, simultaneous with the UK Vested Option Holder’s execution of the Stock Option Cash Out Agreement, to be bound by the terms of this Agreement as a “Seller” and the terms and conditions of the Stock Option Cash Out Agreement; or (ii) elect to have such holder’s Vested Options excluded from the provisions of Section 2.3(c) and not cashed out at the Closing, and instead have such Vested Options (“UK Unexercised Vested Options”) be assumed by NYX pursuant to Section 2.6(b).

(b) Neither Buyer, NYX nor any of their Affiliates shall have any liability hereunder resulting from any failure by the UK Revenue authorities to accept the Assumed UK EMI Options as qualifying Enterprise Management Incentives under Section 5 Income Tax (Earnings and Pensions) Act 2003.

SECTION 2.5 Escrows. On the Closing Date, (a) Buyer and the Seller Representative shall select a mutually satisfactory escrow agent (the “Escrow Agent”); (b) Buyer, the Escrow Agent and the Seller Representative shall execute the escrow agreement substantially in the form attached hereto as Exhibit D, with such changes as may be proposed by the Escrow Agent and are reasonably acceptable to the Company, Buyer and the Seller Representative (the “Escrow Agreement”); (c) notwithstanding the foregoing provisions of this Article II, Buyer shall deposit with the Escrow Agent, an aggregate amount in cash equal to $20,000,000 (the “Indemnification Escrow Amount”) to be held in escrow pending determination of the Adjustment Amount and resolution of any claims for indemnification made by Buyer pursuant to Article IX (such cash deposit being referred to herein as the “Indemnification Escrow Fund”); and (d) notwithstanding the foregoing provisions of this Article II, Buyer shall deposit with the Escrow Agent, in a separate escrow account, an aggregate amount in cash equal to $200,000 (the “Reimbursement Escrow Amount”) to be held in escrow for use by the Seller Representative to pay the costs and expenses that it incurs in its capacity as the Seller Representative (the “Reimbursement Escrow Fund”). With respect to any amount released from the Indemnification Escrow Fund pursuant to the Escrow Agreement (other than amounts released to pay Buyer Indemnified Parties with respect to claims made pursuant to Article IX and amounts released to Buyer as an adjustment to the Purchase Price pursuant to Section 2.10(f)) and any amount released from the Reimbursement Escrow Fund, the applicable Indemnification Escrow Distribution or Reimbursement Escrow Distribution, respectively, relating to such release shall be paid to each Combined Holder and the remaining portion of such amount shall be released to Buyer.

SECTION 2.6 Unvested Options; UK EMI Options.

(a) Each of Buyer and NYX agrees that each Unvested Option shall be assumed by NYX as set forth below. Without the need to further amend the Company Stock Plan or to incorporate the Company Stock Plan’s terms into a plan of NYX, such Unvested Options shall cease, as of the Closing, to represent a right to acquire shares of Stock and shall be deemed assumed from and after the Closing and deemed to constitute an option to purchase shares of common stock, par value $0.01 per share, of NYX (such stock, “NYX Stock,” and each such option, an “Assumed Option”) on the same terms and conditions as were applicable under such Unvested Option immediately prior to the Closing and under the Company Stock Plan; provided, that notwithstanding the foregoing, prior to any such assumption of Unvested Options, the holder thereof must first execute and deliver a Stock Option Cash Out Agreement and, if such holder does not or is unwilling to execute and deliver a Stock Option Cash Out Agreement prior to the tenth (10th) Business Day after the Closing, such holder’s Unvested Options shall, upon the decision of NYX, be deemed terminated and such holder shall thereafter have no rights with respect to such Unvested Options. The number of shares of NYX Stock subject to each such Assumed Option shall be equal to the number of shares of Stock subject to each such Unvested Option immediately prior to conversion multiplied by the Conversion Ratio (as may be recalculated from time to time pursuant to the definition thereof), rounded down to the nearest whole share of NYX Stock, and such Assumed Option shall have an exercise price per share (rounded up to the nearest penny) equal to the per share exercise price specified in such Unvested Option immediately prior to conversion divided by the Conversion Ratio (as may be recalculated from time to time pursuant to the definition thereof) (the “Option Conversion Amounts”); provided that, the number of shares of NYX Stock subject to such Assumed Option and the terms and conditions of exercise of such Assumed Option shall be determined in a manner consistent with the requirements of Section 424(a) of the Internal Revenue Code; provided, further, that in the case of an Assumed Option that vests and is exercised after the Closing but before any Recalculation Date, NYX shall recalculate the Option Conversion Amounts promptly after such Recalculation Date using the Conversion Ratio in effect after the Recalculation Date, and if such recalculation would result in the holder receiving a greater number of shares of NYX Stock than the sum of (i) the shares such holder actually received upon exercise of the Assumed Option and (ii) the shares such holder received as a result of any prior recalculation on an Recalculation Date, NYX will transfer such additional shares, rounded down to the nearest whole share of NYX stock, to such holder. Following the Closing, the vesting of an unvested Assumed Option shall be contingent on the holder’s continued service to the Company, NYX or an Affiliate thereof, as applicable, in accordance with the vesting terms of such option immediately prior to the Closing, which shall remain in effect after Closing. All other restrictions on any Unvested Option immediately prior to the Closing will continue in full force and effect and, except as described above, the terms and conditions of each assumed Unvested Option will remain unchanged; provided, that the Board of Directors of NYX or a committee thereof shall succeed to the authority and responsibility of the Company Board or Directors or any committee thereof under the Company Stock Plan.

(b) (i) Each of Buyer and NYX agrees that each UK EMI Option shall be assumed by NYX as set forth below. Without the need to further amend the Company Stock Plan or to incorporate the Company Stock Plan’s terms into a plan of NYX, such UK EMI Options shall cease, as of the Closing, to represent a right to acquire shares of Stock and shall be deemed assumed from and after the Closing and deemed to constitute an option to purchase shares of common stock, par value $0.01 per share, of NYX Stock (each such option, an “Assumed UK EMI Option”) on the same terms and conditions as were applicable under such UK EMI Option immediately prior to the Closing and under the Company Stock Plan; provided, that notwithstanding the foregoing, prior to any such assumption of UK EMI Options, the holder thereof must first execute and deliver a Stock Option Cash Out Agreement and, if such holder does not or is unwilling to execute and deliver a Stock Option Cash Out Agreement prior to the tenth (10th) Business Day after the Closing, such holder’s UK EMI Options shall, upon the decision of NYX, be deemed terminated and such holder shall thereafter have no rights with respect to such UK EMI Options. The number of shares of NYX Stock subject to each such Assumed UK EMI Option shall be equal to the number of shares of Stock subject to each such UK EMI Option immediately prior to conversion multiplied by the Conversion Ratio calculated as of the Closing Date (and not, for the sake of clarity, as may otherwise be recalculated pursuant to the definition thereof), rounded down to the nearest whole share of NYX Stock, and such Assumed UK EMI Option shall have an exercise price per share (rounded up to the nearest penny) equal to the per share exercise price specified in such UK EMI Option immediately prior to conversion divided by the Conversion Ratio calculated as of the Closing Date (and not, for the sake of clarity, as may otherwise be recalculated pursuant to the definition thereof) (the “UK Option Conversion Amounts”). Following the Closing, the vesting of an unvested Assumed UK EMI Option shall be contingent on the holder’s continued service to the Company, NYX or an Affiliate thereof, as applicable, in accordance with the vesting terms of such option immediately prior to the Closing, which shall remain in effect after Closing. All other restrictions on any UK EMI Option immediately prior to the Closing will continue in full force and effect and, except as described above, the terms and conditions of each assumed UK EMI Option will remain unchanged; provided, that the Board of Directors of NYX or a committee thereof shall succeed to the authority and responsibility of the Company Board or Directors or any committee thereof under the Company Stock Plan. In addition to the assumption of the UK EMI Option by NYX, and subject to the UK EMI Option Holder executing a Stock Option Cash Out Agreement pursuant to the above, the UK EMI Option Holder shall have the right to receive for each share of Stock to which such UK EMI Option pertains (i) the Indemnification Escrow Distributions, if any and subject to the terms and conditions of this Agreement and the Escrow Agreement, (ii) the Reimbursement Escrow Distributions, if any and subject to the terms and conditions of this Agreement and the Escrow Agreement, (iii) the Terminated Option Amount Distributions, if any and subject to the terms and conditions of this Agreement, (iv) the Terminated SAR Unit Amount Distributions, if any and subject to the terms and conditions of this Agreement, (v) Aged Receivables Distributions, if any and subject to the terms and conditions of this Agreement, and (vi) the Purchase Price Adjustment Payments, if any and subject to the terms and conditions of this Agreement and to be paid by Buyer in accordance with the payment instructions set forth on the Closing Consideration Exhibit.

(ii) Neither Buyer, NYX nor any of their Affiliates shall have any liability hereunder resulting from any failure by the UK Revenue authorities to accept the Assumed UK EMI Options as qualifying Enterprise Management Incentives under Section 5 Income Tax (Earnings and Pensions) Act 2003.

(c) At the Closing, by virtue of the Closing and without the need of any further corporate action, NYX shall assume the Company Stock Plan, with the result that all obligations of the Company under the Company Stock Plan, including with respect to the Unvested Options and UK EMI Options outstanding at the Closing, shall be obligations of NYX following the Closing. Prior to the Closing, the Company shall take any action necessary to effect the transactions contemplated by the foregoing provisions of this Section 2.6 under the terms of the Company Stock Plan, all Company Stock Option agreements, and any other plan, agreement or arrangement of Company, including the giving of any notice required under any plan or agreement relating to the Stock Options. NYX shall take such actions as are reasonably necessary for the assumption of the Unvested Options and UK EMI Options pursuant to this Section 2.6, including the reservation, issuance and listing of NYX Stock as is necessary to effectuate the transactions contemplated by this Section 2.6. NYX shall use its commercially reasonable efforts to prepare and file with the SEC a registration statement on Form S-8 or other appropriate form with respect to shares of NYX Stock subject to the Assumed Options and Assumed UK EMI Options and to maintain the effectiveness of such registration statement or registrations statements covering such Assumed Options and Assumed UK EMI Options (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Assumed Options and Assumed UK EMI Options remain outstanding.

(d) In the event a Stock Option becomes a Terminated Option, then,

(i) as to any Assumed UK EMI Option or portion thereof that is a Terminated Option, the difference between (A) the Closing Per Share Payment Amount times the number of shares of Stock subject to each UK EMI Option that is attributable to such Terminated Option, and (B) the aggregate exercise price of each such UK EMI Option, and

(ii) as to any other Terminated Option (that was never an Assumed UK EMI Option), the difference between (A) the Option/SAR Per Share Payment Amount as calculated at such time times the number of shares of Stock subject to each Unvested Option or Vested Option, that is attributable to such Terminated Option, and (B) the aggregate exercise price of the Unvested Option or Vested Option, as applicable, attributable to such Terminated Option

(in each case, such difference, as reduced by an amount retained by NYX as consideration for recalculating the Option Conversion Amounts, but without other deduction or offset, the “Terminated Option Amount”) shall be held by NYX for the account of the Equity Holders. Within fifty (50) days after the Last Unvested Option/SAR Unit Date, NYX shall calculate the Terminated Option Amount Distributions, if any, to be made to each Combined Holder, and shall provide the Seller Representative with a summary of the Terminated Option Amount Distributions and the names of the applicable Combined Holders. The Seller Representative shall have ten (10) days to reasonably object to any information or calculation set forth in the notice from NYX. Within sixty (60) days after the Last Unvested Options/SAR Unit Date and subject to Section 2.11, NYX shall distribute to the Seller Representative an amount equal to the sum of the Terminated Option Amount Distributions payable to the Combined Holders. Following receipt by the Seller Representative of such amount, the Seller Representative shall make Terminated Option Amount Distributions to the applicable Combined Holders pursuant to the provisions of Section 10.15, and neither NYX nor Buyer shall have any further liability with respect to the Terminated Option Amount Distributions, including any liability in regard to distributions of Terminated Option Amounts made by the Seller Representative.

(e) As soon as practicable after the Closing, NYX shall deliver to the holders of the Unvested Options appropriate notices setting forth such holders’ rights pursuant to the Company Stock Plan and the agreements evidencing the grants of such Unvested Options and that such Unvested Options and agreements shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 2.6).

SECTION 2.7 Unvested SAR Units.

(a) Each of Buyer and NYX agrees that Unvested SAR Units shall be substituted with unvested stock appreciation right units with respect to NYX Stock as set forth below. Without the need to further amend the Company SARs Plan (except to the extent the terms thereof are rendered inoperative by reason of the corporate transaction contemplated hereby) or to incorporate the Company SARs Plan’s terms into a plan of NYX, such Unvested SAR Units shall cease, as of the Closing, to represent a right to receive any future appreciation with respect to the value of Stock, and shall be substituted at the Closing for rights to receive amounts with respect to the future appreciation with respect to the value of NYX Stock (“Substituted SAR Units”), on the same terms and conditions as were applicable to such Unvested SAR Units immediately prior to the Closing and under the Company SARs Plan. The number of Substituted SAR Units received by a particular holder shall be equal to the number of Unvested SAR Units held by such holder immediately prior to Closing multiplied by the Conversion Ratio (as may be recalculated from time to time pursuant to the definition thereof), rounded down to the nearest whole Substituted SAR Unit, and such Substituted SAR Units shall have a Base Value per Unit (rounded up to the nearest penny) equal to the Base Value per Unit of the Unvested SAR Unit immediately prior to conversion divided by the Conversion Ratio (as may be recalculated from time to time pursuant to the definition thereof) (the “SAR Unit Conversion Amounts”); provided that, the number of Substituted SAR Units, the Base Values of such Substituted SAR Units, and the terms and conditions of exercise of such Substituted SAR Units shall be determined in a manner consistent with the requirements of Section 424(a) of the Internal Revenue Code as if such Substituted SAR Units were incentive stock options as defined in Section 422(b) of the Internal Revenue Code; provided, further, that in the case of a Substituted SAR Unit that vests and is exercised after the Closing but before any Assumed Recalculation Date, NYX shall recalculate the SAR Unit Conversion Amounts promptly after such Assumed Recalculation Date using the Conversion Ratio in effect after the Assumed Recalculation Date, and if such recalculation would result in the holder receiving a greater amount for such Substituted SAR Unit than the sum of (i) the amount such holder actually received upon exercise of the Substituted SAR Unit and (ii) the amount such holder received as a result of any prior recalculation on an Assumed Recalculation Date, NYX will transfer such additional amount to such holder. Following the Closing, the vesting of an unvested Substituted SAR Unit shall be contingent on the holder’s continued service to the Company, NYX or an Affiliate thereof, as applicable, in accordance with the vesting terms of such unit immediately prior to the Closing, which shall remain in effect after Closing. All other restrictions on any Unvested SAR Units immediately prior to the Closing will continue in full force and effect and, except as described in this Section 2.7, the terms and conditions of each substituted Unvested SAR Unit will remain unchanged; provided, that the Board of Directors of NYX or a committee thereof shall succeed to the authority and responsibility of the Company Board or Directors or any committee thereof under the Company SARs Plan; provided, further, that the fair market value of a Substituted SAR Unit on the date such Substituted SAR Unit is settled shall be (i) the closing sale price of NYX Stock as quoted on the New York Stock Exchange (or, if there is no closing sale price for NYX Stock on such date, the closing sale price for NYX Stock on the last preceding date for which such quotation exists) times 10.0, minus (ii) the Base Value of such Substituted SAR Unit.

(b) At the Closing, by virtue of the Closing and without the need of any further corporate action, NYX shall assume the Company SARs Plan, with the result that all obligations of the Company under the Company SARs Plan, including with respect to the Unvested SAR Units outstanding at the Closing, shall be obligations of NYX following the Closing. Prior to the Closing, the Company shall take any action necessary to effect the transactions contemplated by the foregoing provisions of this Section 2.7 under the terms of the Company SARs Plan, all Company SAR Unit agreements, and any other plan, agreement or arrangement of Company, including the giving of any notice required under any plan or agreement relating to the SAR Units. NYX shall take such actions as are reasonably necessary for the substitution of the Unvested SAR Units pursuant to this Section 2.7, including, for example, amending such terms of the Company SARs Plan that are rendered inoperative by reason of the transactions contemplated by this Agreement, as described above in Section 2.7(a).

(c) In the event a Substituted SAR Unit, or any portion thereof, that conclusively expires, lapses, terminates, is cancelled or forfeited or is no longer able to vest (for any reason) without having been exercised (such Substituted SAR Units, or portion thereof, a “Terminated SAR Unit”), then, as to such Terminated SAR Unit, the difference between (A) 10.0 times the Option/SAR Per Share Payment Amount as calculated at such time and (B) the aggregate Base Value of the Unvested SAR Units attributable to such Terminated SAR Unit (such difference, as reduced by an amount retained by NYX as consideration for recalculating the SAR Unit Conversion Amounts, but without other deduction or offset, the “Terminated SAR Unit Amount”) shall be held by NYX for the account of the Equity Holders. Within fifty (50) days after the Last Unvested Option/SAR Unit Date and subject to Section 2.11, NYX shall calculate the Terminated SAR Unit Distributions, if any, to be made to each Combined Holder, and shall provide the Seller Representative with a summary of the Terminated SAR Unit Distributions and the names of the applicable Combined Holders. The Seller Representative shall have ten (10) days to reasonably object to any information or calculation set forth in the notice from NYX. Within sixty (60) days after the Last Unvested Options/SAR Unit Date, NYX shall distribute to the Seller Representative an amount equal to the sum of the Terminated SAR Unit Distributions payable to the Combined Holders. Following receipt by the Seller Representative of such amount, the Seller Representative shall make Terminated SAR Unit Distributions to the applicable Combined Holders pursuant to the provisions of Section 10.15, and neither NYX nor Buyer shall have any further liability with respect to the Terminated SAR Units, including any liability in regard to distributions of Terminated SAR Units made by the Seller Representative.

(d) As soon as practicable after the Closing, NYX shall deliver to the holders of the Unvested SAR Units appropriate notices setting forth such holders’ rights pursuant to the Company SARs Plan and the agreements evidencing the grants of such Unvested SAR Units and that such Unvested SAR Units and agreements shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 2.7).

SECTION 2.8 ML Warrants; ML Convertible Note.

(a) The Company shall comply with all provisions of the ML Warrants applicable to the Closing and the transactions contemplated hereby. Without limiting the foregoing, the Company shall provide any notices to the holders of such ML Warrants as required therein. Each ML Warrant shall be deemed to be automatically exercised immediately prior to the Closing on a cashless exercise basis in accordance with Section 1.7 of each ML Warrant and, for purposes of this Agreement, ML IBK will, as of the Closing, be treated as holding the number of shares of Stock that would result from such cashless exercise. However, it is understood and agreed that actual shares of Stock will not actually be delivered to ML IBK in connection with such deemed exercise and shall instead be held for delivery to Buyer at Closing. ML IBK hereby agrees to the foregoing and to take all actions reasonably necessary to effect the foregoing.

(b) The Company shall comply with all provisions of the ML Convertible Note applicable to the Closing and the transactions contemplated hereby. Without limiting the foregoing, the Company shall provide any notices to the holder of the ML Convertible Note as required therein. The ML Convertible Note shall be deemed to be automatically converted into shares of Stock immediately prior to the Closing and, for purposes of this Agreement, ML IBK will, as of the Closing, be treated as holding the number of shares of Stock that would result from such conversion. However, it is understood and agreed that actual shares of Stock will not actually be delivered to ML IBK in connection with such deemed conversion and shall instead be held for delivery to Buyer at Closing. ML IBK hereby agrees to the foregoing and to take all actions reasonably necessary to effect the foregoing.

(c) ML IBK, in its capacity as the holder of Stock, the ML Warrants and ML Convertible Note, hereby expressly waives any rights it has as a result of the transactions described in this Article II arising under that certain Right of First Refusal Agreement dated as of November 14, 2005 among the Company, ML IBK, Ronald B. Verstappen and Daniel Moore, which agreement provides ML IBK with certain rights of first refusal and co-sale rights upon the proposed sale of Stock by Ronald B. Verstappen, Daniel Moore and their transferees.

SECTION 2.9 Conveyances at Closing.

(a) Company and Seller Deliveries. At the Closing, the Company and the Sellers shall, and to the extent applicable, the Company shall cause each of its Subsidiaries to deliver to Buyer the following (fully executed as applicable):

(i) instruments or certificates effecting the transfer of all shares of Stock owned by the Sellers to Buyer;

(ii) the FIRPTA Certificate pursuant to Section 6.7(f);

(iii) a certificate of the Company pursuant to Section 7.2(a);

(iv) for each Seller, a fully executed IRS Form W-9 or Form W-8BEN (or other Form W-8 if applicable), or any successor form, as applicable; and

(v) such other instruments and documents as Buyer shall reasonably request or as are required to be delivered prior to or at the Closing pursuant to Section 7.2.

(b) Buyer Deliveries. At the Closing, Buyer shall deliver to the Company, the Combined Holders, the Escrow Agent and the other Persons identified below, as applicable the following (fully executed as applicable):

(i) that portion of the Closing Payment to be paid in cash in immediately available funds as specified pursuant to Section 2.3;

(ii) the Indemnification Escrow Amount and the Reimbursement Escrow Amount as specified pursuant to Section 2.5;

(iii) a certificate of Buyer pursuant to Section 7.1(a);

(iv) the Reimbursable Company Expenses Closing Payment, with such payment made pursuant to wire transfer instructions provided to Buyer pursuant to Section 6.13; and

(v) such other instruments and documents as the Company and the Sellers shall reasonably request or as are required to be delivered prior to or at the Closing pursuant to Section 7.1.

SECTION 2.10 Purchase Price Adjustment.

(a) Net Tangible Assets. “Net Tangible Assets” shall mean the Company’s tangible assets less its tangible liabilities calculated on the basis of the Estimated Closing Date Balance Sheet, with such adjustments thereto as set forth on Exhibit E, or the Closing Date Balance Sheet, with such adjustments thereto as set forth on Exhibit E, as the case may be, in accordance with the applicable provisions of this Section 2.10.

(b) Delivery of Preliminary Statement. Not later than three (3) Business Days prior to the Closing Date, the Company shall deliver to Buyer a certificate (the “Preliminary Statement”) setting forth an Estimated Closing Date Balance Sheet, adjustments thereto and statement of the Estimated Net Tangible Assets. The Preliminary Statement shall be certified and signed by the Company and shall be prepared in accordance with the requirements of this Section 2.10.

(i) The “Estimated Closing Date Balance Sheet” means a balance sheet of the Company that estimates the assets and liabilities of the Company as of the expected Closing Date, which balance sheet shall be prepared by the Company in accordance with GAAP and utilizing the same accounting policies, principles, methodologies and practices as were used to prepare the Balance Sheet (applied on a consistent basis).

(ii) “Estimated Net Tangible Assets” means the Company’s estimate of the Net Tangible Assets as of the close of business on the Closing Date, which shall be calculated based on the Estimated Closing Date Balance Sheet by making the adjustments to such Estimated Closing Date Balance Sheet as are shown on Exhibit E hereto such that the same accounting policies, principles, methodologies and practices as were used to make the adjustments shown in Exhibit E shall be used in making adjustments to the Estimated Closing Date Balance Sheet (applied on a consistent basis), including that the line items and categories of assets and liabilities used to calculate Estimated Net Tangible Assets shall be substantially similar to those line items and categories included in the final column of Exhibit E (entitled Business Deal Adjustments); provided, however, that (1) tangible liabilities shall include Deferred Tax Liabilities that the Company expects will exist as of the Closing Date, (2) tangible liabilities shall include the amount owed to Kevin Fellow as set forth in Exhibit E plus any out-of-pocket Taxes payable by the Company with respect thereto, (3) tangible liabilities shall not include any Reimbursable Company Expenses whether or not paid prior to the Closing Date (because if such items have been paid prior to the Closing, the Closing Payment will be increased by such amount, and if such items have not been paid prior to the Closing, such items should not be a liability which, if they were a liability, would reduce the Closing Payment), (4) tangible liabilities shall not include Excess Company Expenses (because such items will reduce the Closing Payment) and (5) tangible liabilities shall include the amount owed to Jonathan Lambert as set forth in Exhibit E. The parties acknowledge and agree that

Exhibit E contains a sample form of Preliminary Statement based on the Balance Sheet; with (A) the first column containing the Balance Sheet, (B) the second and third columns showing the adjustments made to remove line items and/or categories from the Balance Sheet that are not tangible assets or tangible liabilities, (C) the fourth column showing adjustments made to estimate changes that are expected to occur by the end of the three month period commencing on the Balance Sheet Date (which adjustments would not be needed for purposes of the Preliminary Statement) and (D) the fifth column containing the line items and categories of assets and liabilities used to calculated Estimated Net Tangible Assets.

(c) Initial Purchase Price Adjustment. At the Closing, the Closing Payment shall be (i) increased, dollar for dollar, by the amount by which the Estimated Net Tangible Assets exceeds zero dollars ($0.00) (the “Benchmark”) and (ii) decreased, dollar for dollar, by the amount by which the Estimated Net Tangible Assets is less than the Benchmark.

(d) Post-Closing Statement. Within sixty (60) calendar days after the Closing Date, the Company shall prepare and deliver to Buyer and the Seller Representative a statement (the “Post-Closing Statement”) setting forth the Closing Date Balance Sheet, adjustments thereto and statement of the Final Net Tangible Assets, in each case prepared in accordance with this Section 2.10.

(i) The “Closing Date Balance Sheet” means a balance sheet of the Company as of the close of business on the Closing Date which balance sheet shall be prepared by the Company in accordance with GAAP and utilizing the same accounting policies, principles, methodologies and practices as were used to prepare the Balance Sheet (applied on a consistent basis). Solely in connection with the preparation of the Closing Date Balance Sheet, Buyer agrees that it shall not, and shall cause the Company and its Subsidiaries not to, take any actions with respect to the accounting books and records of the Company and its Subsidiaries on which the Post-Closing Statement is to be based that are not consistent with Company and its Subsidiaries’ past practices.

(ii) “Final Net Tangible Assets” means the Net Tangible Assets as of the close of business on the Closing Date, which shall be calculated based on the Closing Date Balance Sheet by making the adjustments to such Closing Date Balance Sheet as are shown on Exhibit E hereto such that the same accounting policies, principles, methodologies and practices as were used to make the adjustments shown in Exhibit E shall be used in making adjustments to the Closing Date Balance Sheet (applied on a consistent basis), including that the line items and categories of assets and liabilities used to calculate Final Net Tangible Assets shall be substantially similar to those line items and categories included in the final column of Exhibit E (entitled Business Deal Adjustments); provided, however, that (1) tangible liabilities shall include Deferred Tax Liabilities as of the close of business on the Closing Date, (2) tangible liabilities shall include the amount owed to Kevin Fellow as set forth in Exhibit E plus any out-of-pocket Taxes payable by the Company with respect thereto (unless such liability shall not be outstanding as of the close of business on the Closing Date), (3) tangible liabilities shall not include any Reimbursable Company Expenses not paid prior to the Closing Date (because by not including such items as liabilities, the Adjustment Amount will be increased), (4) tangible liabilities shall include Excess Company Expenses that are outstanding as of the close of business on the Closing Date and with respect to which the Closing Payment was not reduced (because by including such items as liabilities, the Adjustment Amount will be decreased) and (5) tangible liabilities shall include the amount owed to Jonathan Lambert as set forth in Exhibit E; and provided, further that the fourth column of Exhibit E (showing adjustments made to estimate changes that are expected to occur by the end of the three month period commencing on the Balance Sheet Date) shall not appear on the Post-Closing Statement.

(e) Disputes. During the sixty (60) calendar day period following receipt of the Post-Closing Statement, Seller Representative and its representatives shall be permitted to review the books, records, working papers and all other information and materials relating to the Post-Closing Statement, and the Company shall cooperate with the Seller Representative to provide it and its representatives with access to facilities and personnel and any other information used in preparing the Post-Closing Statement reasonably requested by them. The Post-Closing Statement shall become final and binding on the sixtieth (60th) calendar day following receipt thereof, provided the Company has reasonably cooperated as provided above, unless the Seller Representative gives written notice of its disagreement with the Post-Closing Statement (a “Notice of Disagreement”) to the Company on or prior to such date. Any Notice of Disagreement shall specify the nature of any disagreement so asserted. If a Notice of Disagreement is received by the Company in a timely manner, then the Post-Closing Statement (as revised in accordance with this sentence) shall become final and binding on the earlier of (i) the date on which the Company and the Seller Representative resolve in writing any differences they have with respect to the matters specified in the Notice of Disagreement or (ii) the date on which any disputed matters are finally resolved in writing by the Accounting Firm. During the thirty (30) calendar day period following the delivery of a Notice of Disagreement, the Company and the Seller Representative shall seek in good faith to resolve in writing any differences that they may have with respect to the matters specified in the Notice of Disagreement. If such dispute has not been resolved by the end of such thirty (30) calendar day period, the Company and the Seller Representative shall submit for resolution any and all matters that remain in dispute and were properly included in the Notice of Disagreement to KPMG(or such other nationally recognized independent accounting firm that is mutually agreed upon by the Company and the Seller Representative) (the “Accounting Firm”) for resolution by a mutually acceptable partner of the Accounting Firm (provided that if either party shall reasonably discover a conflict of interest associated with KPMG, the parties shall retain Deloitte & Touche to act as the Accounting Firm). The Company and the Seller Representative shall retain the Accounting Firm no later than five (5) Business Days following the expiration of such 30-day period. In the event of a failure to retain the Accounting Firm during such time period, either the Company or the Seller Representative, acting individually, shall have the right to retain the Accounting Firm on behalf of both the Company and the Sellers. The Company and the Seller Representative shall use their commercially reasonable efforts to cause the Accounting Firm to render a decision resolving any matters submitted to the Accounting Firm within thirty (30) calendar days following submission thereof. Judgment may be entered upon the determination of the Accounting Firm in any court having jurisdiction over the party against which such determination is to be enforced. Without limiting the generality of the foregoing, the Company, the Company and the Seller Representative shall each promptly provide, or cause to be provided, to the Accounting Firm all information, and to make available to the Accounting Firm all personnel, as are reasonably necessary to permit the Accounting Firm to resolve any disputes pursuant to this Section 2.10. The cost of any arbitration (including the fees and expenses of the

Accounting Firm and reasonable attorneys’ fees and expenses of the parties) pursuant to this Section 2.10(e) shall be borne by the Company, on the one hand, and the Seller Representative, on the other hand (from the Reimbursement Escrow Amount) proportionately based on which party’s position was closest to the determination of the Accounting Firm. The scope of the disputes to be resolved by the Accounting Firm, and the scope of the Accounting Firm’s review, shall be limited to disputes concerning whether such calculation was performed in accordance with the guidelines set forth in this Section 2.10, whether there were errors in the Post-Closing Statement and the other matters specifically set forth in this Section 2.10(e), and the Accounting Firm shall not make any other determination. The date on which the Final Net Tangible Assets is finally determined in accordance with this Section 2.10(e) is hereinafter referred to as the “Determination Date.”

(f) Final Purchase Price Adjustment. The “Adjustment Amount,” which may be positive or negative, shall equal the sum of (i) the Final Net Tangible Assets minus the Estimated Net Tangible Assets, which may be positive or negative. If the Adjustment Amount is a positive number and the Adjustment Amount exceeds $100,000, then the amount due by Buyer hereunder shall be increased, in accordance with Section 2.10(f)(i), by the absolute value of the Adjustment Amount, and if the Adjustment Amount is a negative number and the absolute value of the Adjustment Amount exceeds $100,000, then the amount due by Buyer hereunder shall be decreased, in accordance with Section 2.10(f)(ii), by the absolute value of the Adjustment Amount.

(i) If the Adjustment Amount is a positive number then, promptly following the Determination Date, and in any event within five (5) Business Days thereafter, if the Adjustment Amount exceeds $100,000, the Adjustment Amount, as finally determined plus interest on the Adjustment Amount from the Closing Date to the date of payment at the “Prime Rate” of interest published in the “Money Rates” column of The Wall Street Journal (or the average of such rates if more than one rate is indicated) on the Closing Date shall be due by Buyer, which such amount shall be deemed to have been paid in full by Buyer upon the following: (i) Buyer shall pay to the Combined Holders the Purchase Price Adjustment Payments pursuant to Section 2.3 and (ii) the Conversion Ratio shall be adjusted pursuant to the definition thereof on the Recalculation Date on which the Buyer makes such payments to the Combined Holders.

(ii) If the Adjustment Amount is a negative number then, promptly following the Determination Date, and in any event within five (5) Business Days thereafter, if the absolute value of the Adjustment Amount exceeds $100,000, the Escrow Agent shall pay to Buyer out of the Indemnification Escrow Fund an amount equal to the absolute value of the Adjustment Amount, as finally determined plus interest on the absolute value of the Adjustment Amount from the Closing Date to the date of payment at the “Prime Rate” of interest published in the “Money Rates” column of The Wall Street Journal (or the average of such rates if more than one rate is indicated) on the Closing Date.

(g) Limitations on Adjustment. Notwithstanding anything to the contrary in this Section 2.10, in no event shall (i) Buyer be entitled to payment pursuant to this Section 2.10 of any amount in excess of the Indemnification Escrow Fund or (ii) the Seller Representative or any Combined Holder have any liability under this Section 2.10 or otherwise in excess of such Combined Holder’s allocable share of the Indemnification Escrow Fund.

SECTION 2.11 Withholding. Buyer, the Company or any of its Subsidiaries, as applicable, shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to an Equity Holder such amounts as Buyer, the Company or any of its Subsidiaries is required to deduct and withhold or to pay with respect to such payment under the Internal Revenue Code, or any provision of state, local or foreign Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Equity Holder in respect of which such deduction and withholding was made by the Buyer.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Contemporaneously with the execution and delivery of this Agreement by the Company, the Company shall deliver to Buyer a disclosure schedule with numbered sections corresponding to the relevant sections in this Agreement (the “Company Disclosure Schedule”). Any exception or qualification set forth in the Company Disclosure Schedule with respect to a particular representation, warranty or covenant contained in this Agreement shall be deemed to be an exception or qualification with respect to all other applicable representations, warranties and covenants contained in this Agreement only to the extent that such disclosure is sufficiently detailed to allow a reasonable person to identify the other sections of this Agreement to which such exceptions and qualifications are applicable. Nothing in the Company Disclosure Schedule is intended to broaden the scope of any representation, warranty or covenant of the Company contained in this Agreement. Subject to the exceptions and qualifications set forth in the Company Disclosure Schedule, the Company hereby represents and warrants to Buyer as of the date hereof and as of the Closing as follows:

SECTION 3.1 Authority. The Company has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder, and the consummation by the Company of the transactions contemplated by this Agreement, have been duly authorized by the Board of Directors of the Company, and no other corporate action on the part of the Company is necessary to authorize the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder or the consummation by the Company of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by principles of public policy, and subject to (a) the effect of any applicable Law of general application relating to bankruptcy, reorganization, insolvency, moratorium or similar Laws affecting creditors’ rights and relief of debtors generally and (b) the effect of rules of Law and general principles of equity, including rules of Law and general principles of equity governing specific performance, injunctive relief and other equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

SECTION 3.2 Organization. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Nevada, and has all requisite corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it, and to carry on its business in all material respects as currently conducted. The Company and each of its Subsidiaries is duly qualified to do business as a foreign corporation or other entity, as applicable, and is in good standing (to the extent such concept is applicable), under the Laws of each jurisdiction in which the character of its properties owned, operated or leased, or the nature of its activities, makes such qualification necessary, except in those jurisdictions where the failure to be so qualified or in good standing, when taken together with all other failures by the Company to be so qualified or in good standing, would not reasonably be expected to result in a Material Adverse Effect. Section 3.2 of the Company Disclosure Schedule sets forth, as of the date hereof, a true, correct and complete list of all foreign jurisdictions in which the Company and the Subsidiaries are so qualified or licensed and in good standing (to the extent such concept is applicable). True and complete copies of the Certificate of Incorporation of the Company (the “Company Certificate of Incorporation”) and the Company’s bylaws (the “Company Bylaws”), each as amended and in effect as of the date of this Agreement, have been made available to Buyer. The Company is not in violation of any provision of the Company Certificate of Incorporation or the Company Bylaws.

SECTION 3.3 Capitalization.

(a) Section 3.3(a) of the Company Disclosure Schedule (the “Capitalization Table”) sets forth, as of the date of this Agreement, a true and complete list containing (i) all of the outstanding shares of Stock, (ii) the ML Warrants, (iii) the ML Convertible Note, (iv) all outstanding Stock Options, and (v) all outstanding SAR Units, and, with respect to each of the foregoing, sets forth (A) the name of the holder of such security or right, (B) the number of shares of Stock issuable upon the conversion or exercise of such security or right (if applicable), (C) the exercise price associated with such security or right (if applicable), (D) the Base Value of each SAR Unit, and (E) the vesting schedule or vesting date (including any acceleration provisions) associated with such security or right (if applicable). There are no other shares of Stock or other equity ownership interests of the Company issued, reserved for issuance or outstanding and no outstanding Stock Rights of the Company other than those set forth on the Capitalization Table. All of the shares of Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of any preemptive rights. All of the outstanding shares of Stock and all of the outstanding Stock Rights have been issued in accordance with all applicable federal and state securities Laws. There are not declared or accrued but unpaid dividends or distributions with respect to any shares of Stock.

(b) True, correct and complete copies of the plans and agreements pursuant to which the ML Warrants, ML Convertible Note, Stock Options and SAR Units have been issued or granted have been made available to Buyer. From and after the Closing Date, no Equity Holder shall have any claim in respect of capital stock of the Company or any of its Subsidiaries, except the right to the payment provided for in Article II. Neither the Company nor any of its Subsidiaries is a party to any (i) voting trusts, proxies or other agreements or understandings with respect to the voting interests of the Company or any of its Subsidiaries, (ii) agreements or arrangements pursuant to which the Company or any of its Subsidiaries is or would be required to register shares of capital stock or other securities under the Securities Act or (iii) except as set forth in the organizational documents of each Subsidiary (which such organizational documents are listed in Section 3.3(b)(iii) of the Disclosure Schedule), preemptive rights or agreements, arrangements or understandings to issue preemptive rights with respect to the issuance or sale of capital stock or any other equity interest of the Company or any of its Subsidiaries.

(c) The Closing Consideration Exhibit, delivered to Buyer five (5) Business Days prior to the Closing Date pursuant to Section 2.3, will accurately reflect the portion of the Closing Payment to be paid to each Vested Holder as of the Closing Date.

(d) The Capitalization Table as updated by the Company and delivered to Buyer three (3) Business Days prior to the Closing Date pursuant to Section 2.3 will accurately reflect, as of the Closing Date, all matters required to be set forth in the Capitalization Table pursuant to Section 3.3(a) above.

(e) The schedule setting forth the amount outstanding under the Moore Note as of the Closing and delivered to Buyer three (3) Business Days prior to the Closing Date pursuant to Section 2.3 will accurately reflect, as of the Closing Date, the aggregate amount (including principal and interest) outstanding under the Moore Note.

SECTION 3.4 Subsidiaries. Section 3.4 of the Company Disclosure Schedule lists each Subsidiary of the Company. Each such Subsidiary is wholly owned by the Company or one of its Subsidiaries. Each such Subsidiary is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it has been organized. All of the outstanding shares of capital stock of, or other equity interests in, each such Subsidiary have been duly authorized and validly issued and are fully paid, nonassessable and free of any preemptive rights or other Encumbrances (except as set forth in the organizational documents of each Subsidiary listed in Section 3.3(b)(iii) of the Disclosure Schedule). Except for the capital stock of, or other equity interests in, each of its Subsidiaries as set forth on Section 3.4 of the Company Disclosure Schedule, the Company does not beneficially own any capital stock or other equity interest in any other Person. True and complete copies of the organizational documents of each such Subsidiary, each as amended and in effect as of the date of this Agreement, have been made available to Buyer. No such Subsidiary is in violation of any provision of its organizational documents. Except as set forth on Section 3.4 of the Company Disclosure Schedule, the Company has no existing or future obligation or other Liability to former equity holders of Harco Technology Limited as a result of the acquisition of such entity.

SECTION 3.5 Conflicts. Assuming all consents, approvals, authorizations, filings and notifications and other actions set forth in Section 3.6 have been obtained or made, the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder, and the consummation by the Company of the transactions contemplated by this Agreement, does not and will not (a) conflict with or result in a violation of the Company Certificate of Incorporation or Company Bylaws or the organizational documents or agreements of any of the Company’s Subsidiaries; (b) conflict with or result in a violation of any Governmental Order or Law applicable to the Company or any of its Subsidiaries or by which any assets or properties of the Company or any of Subsidiaries are bound or affected; (c) except as set forth in Section 3.6 of the Company Disclosure Schedule, result in a material breach of, or constitute a material default (or event which with the giving of notice or lapse of time, or both, would become a material default) under, or give rise to any rights of termination, amendment, modification, change of control rights, acceleration or cancellation of or loss of any benefit under, or result in the creation of any Encumbrance on any of the assets or properties of the Company or any of its Subsidiaries pursuant to, any Contract to which the Company or any of its Subsidiaries is a party, or by which any of the assets or properties of the Company or any of its Subsidiaries is bound or affected; or (d) result in the suspension or revocation of any Company Permits. Without limiting the foregoing, the discussions and negotiations leading to this Agreement, or the consummation of the transactions contemplated by this Agreement, have not constituted and will not constitute a breach of any exclusivity, stand-still, “no-shop” or similar obligation on behalf of the Company or any Subsidiary. Thomson Financial LLC (“Thomson”) waived its rights under Section 23(b) of that certain Software License and Services Agreement dated as of February 15, 2007 by and between the Company and Thomson in all respects with respect to the transactions contemplated by this Agreement and the sale process by which the Company, Buyer and NYX engaged in discussions and negotiated the terms of the transactions contemplated hereby and this Agreement; accordingly, the entering into of this Agreement by the Company, the consummation of the transactions contemplated hereby and such discussions and negotiations do not and have not constituted a breach of such Software License and Services Agreement.

SECTION 3.6 Consents, Approvals, Etc. No consent, waiver, approval, authorization, order or permit of, or declaration, filing or registration with, or notification to, any Governmental Authority or third party is required to be made or obtained by the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder, or the consummation by the Company of the transactions contemplated by this Agreement, except for (a) the expiration or termination of the applicable waiting periods under, or the receipt of approvals under, the HSR Act and any applicable foreign antitrust Laws; (b) applicable requirements, if any, under federal or state securities or “blue sky” Laws; and (c) the consent of the parties to the Listed Contracts set forth on Section 3.6 of the Company Disclosure Schedule.

SECTION 3.7 Financial Statements; Undisclosed Liabilities; Accounts Receivable; Debt.

(a) The Company has prepared, or caused to be prepared, and made available to Buyer and its agents and representatives the audited consolidated financial statements of the Company and its Subsidiaries (including the balance sheet and the related statements of income and cash flows) as of and for the fiscal years ended December 31, 2005 and 2006 (the “Audited Company Financial Statements”), and unaudited consolidated financial statements of the Company and its Subsidiaries (including the balance sheet and the related statements of income and cash flows) as of and for the ten-month period ended October 31, 2007 (the “Unaudited Company Financial Statements” and, together with the Audited Financial Statements, the “Company Financial Statements”). Except as set forth therein, the Company Financial Statements have been prepared from, are in accordance with and accurately reflect, in all material respects, the books and records of the Company and its Subsidiaries, have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated therein and with each other (except that the Unaudited Company Financial Statements may not contain all of the notes required by GAAP), and present fairly, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its Subsidiaries as of the respective dates and during the respective periods indicated therein. Normal year end adjustments for the Company Financial Statements are disclosed on Section 3.7(a) of the Company Disclosure Schedule. The consolidated balance sheet of the Company and its Subsidiaries as of October 31, 2007 shall be referred to in this Agreement as the “Balance Sheet” and the date thereof shall be referred to in this Agreement as the “Balance Sheet Date.”

(b) The Company and its Subsidiaries maintain internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of their financial statements and to maintain accountability for their assets, (iii) access to their assets is permitted only in accordance with management’s authorization, (iv) the reporting of their assets is compared with existing assets at regular intervals and (v) accounts, notes and other receivables and inventory are recorded accurately in all respects.

(c) To the Knowledge of the Company, neither the Company, nor any of its Subsidiaries, nor any Representative of the Company or any of its Subsidiaries, has received any material written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material written complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in improper accounting or auditing practices.

(d) Except as set forth on Section 3.7(d) of the Company Disclosure Schedule, the Company and its Subsidiaries do not have any Liabilities required to be disclosed in, reflected in or reserved against in the consolidated balance sheet of the Company and its Subsidiaries in accordance with GAAP other than (i) Liabilities reflected in the Balance Sheet and (ii) immaterial Liabilities incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice and that are individually less than $50,000 and in the aggregate less than $100,000. Except as set forth on Section 3.7(d) of the Company Disclosure Schedule, the Company and its Subsidiaries do not have any Liabilities that are not required to be disclosed in, reflected in or reserved against in the consolidated balance sheet of the Company and its Subsidiaries in accordance with GAAP other than (w) Liabilities reflected in the Balance Sheet, (x) immaterial Liabilities individually less than $50,000 and in the aggregate less than $100,000 and (y) executory obligations under the Company’s and its Subsidiaries’ contracts existing as of the date hereof and any of such contracts entered into after the date hereof not in violation of Section 6.1, in each case entered into the ordinary course of business consistent with past practices.

(e) All Accounts Receivable of the Company and its Subsidiaries: (a) have been accounted for in accordance with GAAP and arose from bona fide sales transactions in the ordinary course of business for products or services delivered or rendered or advance payments for such and are payable on ordinary trade terms, (b) are legal, valid and binding obligations of the respective debtors enforceable in accordance with their terms, (c) do not represent obligations for goods sold on consignment or on a sale-or-return basis or subject to any other repurchase or return arrangement, (d) will be collected, with no obligation to repay or reimburse, in the ordinary course of business consistent with past practice in the aggregate recorded amounts thereof, net of any applicable reserve reflected in the Balance Sheet and the calculation of Final Net Working Capital, and (e) are not subject to any valid set-off, discount or counterclaim or any written notice received from any account debtor that any amount of any such Accounts Receivable is subject to any pending or threatened set-off, discount or counterclaim of any kind, other than in each case any amount for which a reserve has been established consistent with GAAP. Section 3.7(e) of the Company Disclosure Schedule contains a list of account debtors and the amount of all such Accounts Receivable as of the Balance Sheet Date.

(f) Except for the ML Convertible Note, which will be converted into shares of Stock prior to the Closing, neither the Company nor any of its Subsidiaries has, is a borrower under, or owes any amount with respect to, any Debt. Neither the Company nor any Subsidiary has entered into any guaranty, issued any letter of credit or had a guaranty entered or letter of credit issued by anyone on its behalf.

(g) Prior to the Closing, (i) the Company and its Subsidiaries shall have paid in full all amounts required to be paid pursuant to Section 2.2(a), in each case such that neither the Company nor any of its Subsidiaries has any remaining Liability with respect thereto.

SECTION 3.8 Certain Changes or Events. Except as set forth in Section 3.8 of the Company Disclosure Schedule, since the Balance Sheet Date to the date of this Agreement, other than in the ordinary course of business, there has not been, occurred or arisen:

(a) any material damage to, or destruction or loss of, any of the material assets or properties of the Company or any of its Subsidiaries;

(b) (i) any declaration, setting aside or payment of any dividend, or other distribution or capital return in respect of the Stock (other than Tax distributions made prior to the Company’s conversion to a C- corporation within the meaning of Internal Revenue Code Section 1361(a)(2)) or any other capital stock of the Company, (ii) any split, combination or reclassification of the outstanding shares of Stock or (iii) any redemption, repurchase or other acquisition by the Company or any of its Subsidiaries of shares of Stock, any other capital stock of the Company or any Stock Rights of the Company;

(c) any sale, assignment, transfer, lease, license, Encumbrance or other disposition, or agreement to sell, assign, transfer, lease, license, Encumber or otherwise dispose of, any of the assets of the Company or any of its Subsidiaries (i) having a value, in any individual case or in the aggregate, in excess of $100,000 or (ii) other than non-exclusive licenses of the Company Products to customers in the ordinary course of business consistent with past practices;

(d) any acquisition (by merger, consolidation or other combination, or acquisition of stock or assets or otherwise) by the Company or any of its Subsidiaries of any Person or any business;

(e) any liquidation, restructuring or reorganization of the Company or any of its Subsidiaries;

(f) any change in any method of accounting or accounting practice used by the Company or any of its Subsidiaries, other than such changes as are required by GAAP;

(g) (i) any employment, deferred compensation, severance or similar agreement entered into or amended by the Company or any of its Subsidiaries, except any employment agreement providing for compensation (including salary and guaranteed bonus payments) of less than $150,000 per annum; (ii) any increase in the compensation payable, or to become payable, by the Company or any of its Subsidiaries to any directors or officers of the Company or any of its Subsidiaries; (iii) any payment of or provision for any bonus, stock option, stock purchase, profit sharing, deferred compensation, pension, retirement or other similar payment or arrangement to any Company Employee, or any director or officer of the Company or any of its Subsidiaries or (iv) any increase in the coverage or benefits available under any severance pay, termination pay, vacation pay, company awards, salary continuation or disability, sick leave, deferred compensation, bonus or other incentive compensation, insurance, pension or other employee benefit plan, payment or arrangement made to, for or with such directors, officers, employees, agents or representatives, other than, in the case of clauses (ii), (iii) and (iv) of this Section 3.8(g), normal increases in the ordinary course of business consistent with past practice, and except, in the case of clause (iii) of this Section 3.8(g), to the extent that the Company or any of its Subsidiaries is contractually obligated to do so or required to do so by applicable Law;

(h) any amendment to the Company Certificate of Incorporation or Company Bylaws, or the organizational documents of any of the Company’s Subsidiaries;

(i) any issuance of any capital stock or other equity securities or any Stock Rights by the Company or any of its Subsidiaries, except for (i) the issuance of shares of Stock pursuant to the exercise of Stock Options and (ii) the issuance of Stock Options with an exercise price equal to the fair market value (as determined in good faith compliance with the Department of the Treasury guidance issued as of the date of such grant under Section 409A of the Internal Revenue Code) to employees in the ordinary course of business;

(j) any entry into any joint ventures, strategic partnerships or alliances by the Company or any Subsidiary;

(k) (A) any incurrence of or entry into any agreement to incur any Debt or guarantee any Debt, (B) any issuance or sale of any debt securities or warrants or rights to acquire any debt securities of the Company or any of its Subsidiaries, (C) any entry into any “keep well” or other agreement to maintain the financial condition of any other Person or (D) any entry into any arrangement having the economic effect of any of the foregoing;

(l) other than advances to employees for business and relocation expenses that are incurred in the ordinary course of business, any making any loans or advances to, guarantees for the benefit of, or investments in, any Person by the Company or any of its Subsidiaries;

(m) any capital expenditures by the Company or any of its Subsidiaries in excess of $100,000 individually or $200,000 in the aggregate;

(n) any transfer or license to any Person of any rights to any of the Company Intellectual Property or Third Party Intellectual Property (other than non-exclusive licenses of the Company Products to customers in the ordinary course of business consistent with past practice) or any material impairment to the value of, or material failure to maintain any of, the Company Intellectual Property or Third Party Intellectual Property;

(o) any payment, discharge or satisfaction of any claims or Liabilities by the Company or any of its Subsidiaries, other than the payment of accounts payable in the ordinary course of business consistent with past practice or of claims or Liabilities reflected or reserved against in, or contemplated by, the Company Financial Statements;

(p) any entry by the Company or any of its Subsidiaries into any Contract which may not be canceled without penalty by the Company upon notice of thirty (30) days or less or which (i) provides for payments to the Company or its Subsidiaries in an amount in excess of $75,000 per annum, (ii) provides for payments by the Company or any of its Subsidiaries in an amount in excess of $75,000 per annum or, with respect to agreements with any one Person and Affiliates thereof, $150,000 per annum when aggregated together, or (iii) involves any exclusive terms of any kind, other than (A) in the case of clause (i), Contracts with clients, partners and service providers entered into in the ordinary course of business consistent with past practices, and (B) Contracts with respect to capital expenditures referred to above;

(q) any settlement by the Company or any of its Subsidiaries of any claim, demand, grievance, arbitration or litigation for amounts in excess of $25,000 individually or $75,000 in the aggregate or that involves an admittance of wrongdoing;

(r) with respect to the Company or any of its Subsidiaries, any making or revocation of any Tax election other than those Tax elections as are consistent with past practice, any agreement to any settlement or compromise regarding any Tax liability or any extension or waiver of the statute of limitations period applicable to any Taxes, Tax Returns or Tax claims, any amendment of any Tax Returns, or any obtaining of or filing for any rulings with respect to Taxes;

(s) any revaluation of any assets or change to any accounting principles or practices, depreciation or amortization policies or rates used by the Company or any of its Subsidiaries, or any change to assumptions underlying or methods of calculating any doubtful account, contingency or other reserves; or

(t) any event or condition of any kind or character that has had, or is reasonably likely to have, a Material Adverse Effect;

(u) the entering into any Contract by the Company or any of its Subsidiaries, other than this Agreement, to take any actions specified in this Section 3.8.

SECTION 3.9 Tax Matters.

(a) The Company and each of its Subsidiaries have prepared and timely filed all Tax Returns required to be filed by or on behalf of the Company or any of its Subsidiaries with respect to Taxes concerning or attributable to the Company and any of its Subsidiaries or their operations for any Pre-Closing Tax Period, taking into account any extension of time to file that has been granted to, or obtained by or on behalf of, the Company or any of its Subsidiaries. All such Tax Returns are complete and accurate in all respects. All Taxes due and payable (whether or not shown to be payable by the Company or any of its Subsidiaries on such Tax Returns) have been paid or will be paid, and no deficiency for any amount of Taxes has been proposed, asserted or assessed by a Taxing Authority against the Company or any of its Subsidiaries, which deficiency remains unpaid. The Company and each of its Subsidiaries (i) have complied in all respects with applicable Laws relating to the withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 3121, and 3402 of the Internal Revenue Code or similar provisions under any other Laws) and have, in all respects within the time and manner prescribed by Law, paid to the proper Taxing Authority all amounts required to be withheld and paid under all applicable Laws and (ii) are not liable for any Taxes or any penalty for failure to comply with the foregoing. The unpaid Taxes of the Company for Tax periods through the Closing do not exceed the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Balance Sheet. Since the Balance Sheet Date, the Company has incurred no liabilities for Taxes except in the ordinary course of business consistent with past practices.

(b) As of the date of this Agreement, no waivers of statutes of limitations have been given with respect to any Tax Returns of the Company or any of its Subsidiaries, which waivers are currently in effect, and no request for any such waiver is currently pending. Neither the Company nor any of its Subsidiaries has requested an extension of time within which to file any Tax Return in any taxable year which has not since been filed. Neither the Company nor any of its Subsidiaries has agreed to an extension of time with respect to a Tax assessment or deficiency, or have executed any powers of attorney with respect to Tax matters which currently remain in effect. No requests for ruling or determination letters or competent authority relief with respect to the Company or any of its Subsidiaries is currently pending with any Taxing Authority with respect to any Taxes. Neither the Company nor any of its Subsidiaries is subject to any private letter ruling of the Internal Revenue Service or any comparable ruling of any other Taxing Authority. No U.S. federal, state, or local, or foreign audit, proceeding, or other examination of any Tax Return of the Company or any of its Subsidiaries is presently in progress, nor, to the knowledge of the Company or any of its Subsidiaries, is any such audit, proceeding, or other examination threatened or contemplated. No issue has been raised by any Taxing Authority in any current or prior audit of the Company or any of its Subsidiaries which, by application of the same principles, would reasonably be expected to result in a material deficiency for any subsequent Tax period. No deficiencies for any Taxes have been proposed, asserted or assessed against the Company or any of its Subsidiaries which have not been resolved and paid in full.

(c) With respect to all Company taxable periods ending on or before December 31, 2006, the Company was taxed as an S corporation within the meaning of Internal Revenue Code Section 1361(a)(1) for U.S. federal income tax purposes and has had comparable status under the laws of any State or local jurisdiction in which it was required to file any Tax Return at the time it was required to file such Tax Return. No election has been made to treat the Company or any of its Subsidiaries as a disregarded entity for U.S. federal income tax purposes. Section 3.9(c) of the Company Disclosure Schedule lists the entities that are disregarded entities or partnerships for Tax purposes and in which the Company or any of its Subsidiaries owns an interest. Except as set forth in Section 3.9(c) of the Company Disclosure Schedule, the Company is not and has never been a member of an affiliated group within the meaning of Section 1504(a) of the Internal Revenue Code, or any similar affiliated or consolidated group for Tax purposes under state, local, or foreign law, and the Company has never filed or been included in a combined, consolidated, or unitary Tax Return.

(d) Section 3.9(d) of the Company Disclosure Schedule lists all federal, state, local, and foreign Tax Returns filed with respect to the Company or any of its Subsidiaries for taxable periods ended on or after December 31, 2002. Neither the Company nor any of its Subsidiaries has been informed by any jurisdiction that the jurisdiction believes that the Company and/or a Subsidiary was required to file any Tax Return that was not filed.

(e) Neither the Company nor any of its Subsidiaries is liable for any payment that is due but has not been made to any trust or other fund or to any governmental or administrative authority with respect to unemployment compensation or social security benefits for current and former employees, directors, officers or consultants of the Company or any Subsidiary.

(f) There are no Encumbrances with respect to Taxes upon any of the assets or properties of the Company or any Subsidiary, other than with respect to Taxes not yet due and payable.

(g) None of the assets or properties of the Company or any of its Subsidiaries (i) secures any indebtedness the interest on which is tax-exempt under Internal Revenue Code Section 103(a) of the Internal Revenue Code, (ii) is “tax-exempt use property” within the meaning of Internal Revenue Code Section 168(h) or gives rise to a tax-exempt use loss within the meaning of Internal Revenue Code Section 470, (iii) is “tax-exempt bond financed property” within the meaning of Internal Revenue Code Section 168(g)(5), (iv) is “limited use property” within the meaning of Rev. Proc. 76-30, (v) is or will be treated as owned by another person pursuant to the former safe harbor leasing provisions of the Internal Revenue Code, (vi) is imported property covered by an Executive order described in Internal Revenue Code Section 168(g)(6), or (vii) is otherwise property subject to Section 168(f) or (g) of the Internal Revenue Code.

(h) Neither the Company nor any of its Subsidiaries is a party to, is bound by, or has any obligations under, any Tax sharing agreement, Tax indemnification agreement, or similar contract or arrangement and has no liability for any Tax obligation of any taxpayer other than the Company or a Subsidiary pursuant to Treasury Regulations Section 1.1502-6(a) (or any predecessor or successor thereof or any similar provision under law or otherwise) as a transferee or successor or otherwise. Neither the Company nor any of its Subsidiaries is a party to any Contract or arrangement to pay, indemnify or make any Tax “gross-up” payments with respect to any Tax Liabilities of any stockholder, director, officer or other employee or contractor of the Company or any Subsidiary.

(i) Neither the Company nor any of its Subsidiaries has been the “distributing company” (within the meaning of Section 355(a)(1) of the Internal Revenue Code) or the “controlled corporation” (within the meaning of Section 355(a)(1) of the Internal Revenue Code) (i) within the two-year period ending as of the date of this Agreement or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of transactions” (within the meaning of Section 355(e) of the Internal Revenue Code) in conjunction with this Agreement and the transactions contemplated hereby.

(j) Except as set forth in Section 3.9(j) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing as a result of any: (i) adjustment pursuant to Section 481(c) of the Internal Revenue Code by reason of any voluntary or involuntary change in method of accounting for a taxable period ending on or prior to the Closing; (ii) “closing agreement” as described in Section 7121 of the Internal Revenue Code (or any corresponding or similar provision of state, local or foreign income tax law) executed on or prior to the Closing Date; (iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Internal Revenue Code (or any corresponding or similar provision of state, local or foreign income tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing; or (v) prepaid amount received on or prior to the Closing.

(k) There is no limitation on the utilization by either the Company or any of its Subsidiaries of its net operating losses, built-in losses, Tax credits, or similar items under Sections 382, 383, or 384 of the Internal Revenue Code or comparable provisions of state Law.

(l) Neither the Company nor any of its Subsidiaries has ever entered into or been a party to (i) a transaction subject to registration pursuant to Internal Revenue Code Section 6111 as a “reportable transaction” within the meaning of Internal Revenue Code Section 6111(b)(2) or as a “tax shelter” as defined in former Internal Revenue Code Sections 6111(c) or (d), (ii) a transaction subject to the list requirements of Internal Revenue Code Section 6112, (iii) a tax shelter within the meaning of Internal Revenue Code Section 6662(d), or (iv) a “listed transaction” as set forth in written guidance or a notice issued by the Internal Revenue Service. None of the Tax Returns of the Company or any of its Subsidiaries contained or were required to contain a disclosure statement under Sections 6011 or 6662 of the Internal Revenue Code (or any predecessor statute) or any similar provision of state, local or foreign Law.

(m) Neither the Company nor any of its Subsidiaries is, nor has been at any time within the last five years, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Internal Revenue Code.

(n) Except as set forth on Section 3.9(n) of the Company Disclosure Schedule, (i) the Company does not have a permanent establishment or branch outside the United States and does not conduct business outside the United States in such a way that it is deemed to have a permanent establishment or a foreign branch, as that term is defined in Temporary Treasury

Regulations § 1.367(a)-6T(g)(1), and (ii) none of the Company’s Subsidiaries has a permanent establishment or branch outside the United Kingdom or conducts business outside the United Kingdom in such a way that any such Subsidiary is deemed to have a permanent establishment or a foreign branch, as that term is defined under applicable United Kingdom law.

(o) Neither the Company nor any of its Subsidiaries has ever participated in or cooperated with an international boycott within the meaning of Section 999 of the Internal Revenue Code or has been requested to do so in connection with any transaction or proposed transaction.

(p) Any “non-qualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Internal Revenue Code and the guidance issued thereunder) of the Company or any of its Subsidiaries under which the Company or any of its Subsidiaries makes, is obligated to make or promises to make any payments or other awards (i) meets and has met the requirements of Internal Revenue Code Sections 409A(a)(2), (3) and (4), (ii) is and has been operated in accordance with such requirements, (iii) is and has been operated in good faith compliance with the transitional relief and all guidance and regulations provided by the Internal Revenue Service under section 409A of the Internal Revenue Code, and (iv) has not been funded by an off-shore arrangement described in Internal Revenue Code Section 409A(b)(1). All issued Stock Options and SAR Units had an exercise price or Base Value, respectively, at least equal to the fair market value of the underlying stock at the time of grant.

(q) The July, 2007 Offer to Exchange Certain Outstanding Stock Appreciation Rights for New Options has expired or been terminated, and, except as set forth on Section 3.9(q) of the Company Disclosure Schedule, no SAR Units were exchanged for Stock Options pursuant to such offer by (i) any employees of the Company, (ii) any employees providing services in the United States to the Company or any of its Subsidiaries or (iii) any employees providing services outside of the United State to the Company or any of its Subsidiaries.

(r) The Company Stock Plan meets and has always met all of the requirements of Internal Revenue Code Section 422 (and any predecessor provision) and any other requirements under the Internal Revenue Code or the Treasury Regulations with respect to an incentive stock option plan. The Company Stock Plan meets and has always met all of the requirements of Internal Revenue Code Section 423 (and any predecessor provision) and any other requirements under the Internal Revenue Code or the Treasury Regulations with respect to an employee stock purchase plan, as defined in Internal Revenue Code Section 423(b).

(s) None of the capital stock of the Company or any of its Subsidiaries is subject to a “substantial risk of forfeiture” within the meaning of Section 83 of the Internal Revenue Code.

(t) All of the individuals who are performing consulting or other services for the Company or any of its Subsidiaries have been correctly classified by the Company or such Subsidiary as either “independent contractors” or “employees,” as the case may be. There are no pending or threatened actions against the Company or any of its Subsidiaries by or on behalf of or related to any individuals currently or formerly classified by the Company of any of its Subsidiaries as “independent contractors” or “consultants.”

(u) Section 3.9(u) of the Company Disclosure Schedule discloses each (i) agreement, plan or arrangement under which any person may receive payments from the Company or any of its Subsidiaries that may be subject to the tax imposed by Section 4999 of the Internal Revenue Code or included in the determination of such person’s “parachute payment” under Section 280G of the Internal Revenue Code (without regard to Section 280G(b)(4)) and (ii) agreement or plan binding the Company or any of its Subsidiaries, including any stock option plan, stock appreciation right plan, restricted stock plan, stock purchase plan, or severance benefit plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, which would result in a liability for the Company or any of its Subsidiaries.

SECTION 3.10 Litigation and Governmental Orders. There are no Actions pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries, any of the assets or properties of the Company or any of its Subsidiaries, or any of the directors, officers or employees of the Company or any of its Subsidiaries in their capacity as such. The Company, each of its Subsidiaries and their respective assets and properties are not subject to any Governmental Order relating specifically to the Company, any of its Subsidiaries or any of their respective assets or properties.

SECTION 3.11 Compliance with Laws. During the two years immediately preceding the date of this Agreement, to the Knowledge of the Company, the Company and each of its Subsidiaries has conducted, and from the date hereof until the Closing the Company and each of its Subsidiaries will conduct, its respective part of the Company Business in compliance with applicable Law in all material respects. Neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Authority to the effect that the Company or any of its Subsidiaries is in non-compliance with any applicable Law.

SECTION 3.12 Permits; Grants.

(a) To the Knowledge of the Company, the Company and its Subsidiaries have all Permits required to permit the Company and its Subsidiaries to conduct their respective parts of the Company Business (the “Company Permits”), except for such failure to have such Company Permits, when taken together with all other such failures by the Company and its Subsidiaries to have such Company Permits, as would not reasonably be expected to have a Material Adverse Effect. As of the date of this Agreement, all of the Company Permits held by or issued to the Company and its Subsidiaries are in full force and effect, and the Company or its Subsidiary that is a party thereto is in compliance with each such Company Permits held by or issued to it, except for such failures to so comply, when taken together with all other such failures by the Company and its Subsidiaries to so comply, as would not reasonably be expected to have a Material Adverse Effect.

(b) Section 3.12(b) of the Company Disclosure Schedule provides a complete list, as of the date hereof, of all pending and outstanding grants, incentives and subsidies, and applications therefore (collectively, “Grants”) from any Governmental Authority granted to the Company or any Subsidiary thereof. The Company has made available to Buyer a true, correct and complete copy of each such Grant, including any related supplements and amendments thereto. The Company and its Subsidiaries are in material compliance with the terms of the Grants. The Grants are in full force and effect and, to the Knowledge of the Company, no suspension, revocation or cancellation thereof has been threatened. The consummation of the transactions contemplated hereby will not adversely affect, in any material respect, the continued qualification for the incentives or the terms or duration thereof or require any recapture of any previously claimed incentive.

SECTION 3.13 Property.

(a) Section 3.13(a) of the Company Disclosure Schedule contains a true, correct and complete list of each item of real property leased from or to a third party, as of the date of this Agreement, by the Company or any of its Subsidiaries (“Leased Real Property”), the name of the third party lessor(s) or lessee(s) thereof, as the case may be, the date of the lease contract relating thereto and all amendments thereof. Either the Company or one of its Subsidiaries has a valid and subsisting leasehold interest in all Leased Real Property, in each case free and clear of all Encumbrances, other than Permitted Encumbrances. Neither the Company nor any of its Subsidiaries owns any real property or has ever owned any real property.

(b) Section 3.13(b) of the Company Disclosure Schedule sets forth a true, correct and complete list of each item of tangible personal property of the Company and any of its Subsidiaries having a book or market value in excess of $10,000, each of which such items is located at the Leased Real Property, and whether such item is owned or leased by the Company or a Subsidiary thereof. Except for assets listed in Section 3.13(b) of the Company Disclosure Schedule as being leased by the Company or a Subsidiary thereof, the Company or a Subsidiary thereof has good, valid and marketable title to all assets listed in such Schedule free and clear of all Encumbrances, other than Permitted Encumbrances. Except as set forth in Section 3.13(b) of the Company Disclosure Schedule, such items of tangible personal property have been maintained in accordance with the Company’s normal practice and in a reasonably prudent manner, are in good operating condition and repair for the operation of the Company Business, ordinary wear and tear excepted and are suitable for the conduct of the business of the Company and the Subsidiaries as presently conducted.

(c) There are no pending, or to the Knowledge of the Company, threatened, condemnation or similar proceedings against the Company or any of its Subsidiaries or otherwise relating to any of the Leased Real Property and neither the Company nor any of its Subsidiaries has received any written notice of the same.

(d) The Leased Real Property is in good operating condition, is suitable for the conduct of the business of the Company and its Subsidiaries as presently conducted, and is maintained in a manner consistent with standards generally followed with respect to similar properties and in accordance with the terms and conditions of the applicable Real Property Lease.

(e) The operations of the Company and its Subsidiaries on the Leased Real Property do not violate any applicable building code, zoning requirement, or classification or statute relating to the particular property or such operations.

SECTION 3.14 Intellectual Property.

(a) For purposes of this Agreement, “Intellectual Property” means:

(i) all issued patents, reissued or reexamined patents, revivals of patents, utility models, certificates of invention, registrations of patents and extensions thereof, regardless of country or formal name (collectively, “Issued Patents”);

(ii) all published or unpublished nonprovisional and provisional patent applications, reexamination proceedings, invention disclosures and records of invention (collectively “Patent Applications” and, with the Issued Patents, the “Patents”);

(iii) all copyrights, copyrightable works, semiconductor topography and mask work rights, including all rights of authorship, use, publication, reproduction, distribution, performance transformation, moral rights and rights of ownership of copyrightable works, semiconductor topography works and mask works, and all rights to register and obtain renewals and extensions of registrations, together with all other interests accruing by reason of international copyright, semiconductor topography and mask work conventions (collectively, “Copyrights”);

(iv) all trademarks, registered trademarks, applications for registration of trademarks, service marks, registered service marks, applications for registration of service marks, trade names, registered trade names and applications for registrations of trade names (collectively, “Trademarks”) and domain name registrations;

(v) all technology, ideas, inventions, designs, proprietary information, data, manufacturing and operating specifications, know-how, formulae, trade secrets, technical data, hardware, Software and processes; and

(vi) all other intangible assets, properties and rights (whether or not appropriate steps have been taken to protect, under applicable law, such other intangible assets, properties or rights).

(b) For purposes of this Section 3.14, references to the Company shall be deemed to include all of its Subsidiaries.

(c) The Company owns and has good and marketable title to, or possesses legally enforceable rights to use, free and clear of all Encumbrances other than Permitted Encumbrances (other than, with respect to Third Party Intellectual Property, the restrictions set forth in the Contracts pursuant to which such Third Party Intellectual Property was licensed by the Company), all Intellectual Property used in the Company Business as currently conducted by the Company. The Intellectual Property owned by and licensed to the Company collectively constitutes all of the Intellectual Property necessary to enable the Company to conduct the Company Business as it is currently being conducted.

(d) With respect to each item of Intellectual Property incorporated into any Company Product or otherwise used in the Company Business (except unmodified “off the shelf” or other Software widely available through regular commercial distribution channels at a cost not exceeding $50,000 on standard terms and conditions) (“Company Intellectual Property”), Section 3.14(d) of the Company Disclosure Schedule lists:

(i) all Issued Patents and Patent Applications, all registered Trademarks, and pending registrations for Trademarks and all registered Copyrights and pending applications for Copyrights, including the jurisdictions in which each such item of Intellectual Property has been issued or registered or in which any such application for such issuance and registration has been filed; and

(ii) the following Contracts relating to each of the products of the Company (the “Company Products”) or other Company Intellectual Property: all (A) Contracts granting any right to distribute or sublicense a Company Product on any exclusive basis; (B) any exclusive licenses of Intellectual Property to or from the Company; (C) Contracts for the past three (3) years pursuant to which the amounts actually paid or payable under firm commitments to the Company are $150,000 or more; (D) joint development Contracts; (E) any Contracts by which the Company grants any ownership right to any Company Intellectual Property owned by the Company; (F) any Governmental Order relating to Intellectual Property; (G) any option relating to any Company Intellectual Property; (H) Contracts pursuant to which the Company has provided or is obligated to provide any third party with, or any party is granted any rights, accrued, contingent or otherwise, to receive, access, utilize, or create derivative works from Source Code for Company Products (other than pursuant to the arrangements described in Section 3.14(j)(ii) of the Company Disclosure Schedule); and (I) any Contracts by which the Company grants any third party any ownership rights to any improvements or derivative works of Company Intellectual Property; and

(iii) except pursuant to the Contracts described in Section 3.14(d)(ii)(H) or as set forth on Section 3.14(d)(iii) of the Company Disclosure Schedule, the Company has not provided any Source Code to any Software or portion thereof to any Person other than an employee of or contractor to the Company.

(e) Section 3.14 of the Company Disclosure Schedule contains an accurate list as of the date of this Agreement of all licenses, sublicenses and other agreements to which the Company is a party and pursuant to which the Company is authorized to use any Intellectual Property owned by any third party, excluding “off the shelf” or other Software widely available through regular commercial distribution channels at a cost not exceeding $50,000 on standard terms and conditions (“Third Party Intellectual Property”).

(f) To the Knowledge of the Company, there is no unauthorized use, disclosure, infringement or misappropriation of any Company Intellectual Property, including any Third Party Intellectual Property, by any third party, including any employee or former employee of the Company. The Company has not entered into any Contract to indemnify any other person against any charge of infringement of any Intellectual Property, other than indemnification provisions contained in standard sales agreements to end users arising in the ordinary course of business, the forms of which have been made available to the Buyer. There are no royalties, fees or other payments payable by the Company to any Person by reason of the ownership, use, sale or disposition of Intellectual Property. There are no settlements, forbearances to sue, consents, judgments, or orders arising out of any action to which the Company is or was a party which (i) materially restrict the Company’s rights to use any Intellectual Property or (ii) permit any third party to use any Company Intellectual Property owned by the Company.

(g) The Company is not in material breach of any license, sublicense or other Contract relating to the Company Intellectual Property or Third Party Intellectual Property. Neither the execution, delivery or performance of this Agreement or any ancillary agreement contemplated hereby nor the consummation of the transactions contemplated by this Agreement will conflict with in any material manner, or result in any material limitation on, the Company’s right to own or use any Company Intellectual Property, including any Third Party Intellectual Property.

(h) All Patents, registered Trademarks and registered Copyrights held by the Company are valid and subsisting. All maintenance and annual fees have been fully paid and all fees paid during prosecution and after issuance of any Patent comprising or relating to such item have been paid in the correct entity status amounts. To its Knowledge, the Company is not infringing, misappropriating or making unlawful use of any proprietary asset owned or used by any third party. The Company has not received any notice or other communication (in writing or otherwise) of any actual, alleged, possible or potential infringement, misappropriation or unlawful use of any proprietary asset owned or used by any third party. The Company has not received a written claim or demand, there is no proceeding pending or, to the Company’s Knowledge, threatened, or, to the Company’s Knowledge, there are no facts or circumstances that could reasonably result in a claim or demand, nor has any claim or demand been made that, in each case, challenges or would challenge the legality, validity, enforceability or ownership of any item of Company Intellectual Property or Third Party Intellectual Property or alleges a claim of infringement, violation or misappropriation by the Company of any Patents, Copyrights, Trademarks, trade secrets or other proprietary rights of any third party. The Company has not brought a proceeding alleging infringement of Company Intellectual Property or breach of any license or agreement involving Intellectual Property against any third party or challenging a third party’s ownership or right to use or the validity, registrability or enforceability of a third party’s Intellectual Property.

(i) Other than the Third Party Intellectual Property and unmodified “off the shelf” or other Software widely available through regular commercial distribution channels, all Intellectual Property incorporated into any Company Product or otherwise used in the Company Business has been devised, made, created or otherwise generated solely by employees, independent contractors, agents, representatives and consultants of the Company and all title and ownership in all such Intellectual Property has been vested in or assigned to the Company by express contract with such employees, independent contractors, agents, representatives and consultants and, where applicable, all necessary efforts have been taken to provide that (i) such Intellectual Property constitutes “work made for hire” (as that term is defined under Section 101 of the U.S. Copyright Act, 17 U.S.C. § 101) with the Company being the person for whom the was prepared and (ii) all employees, independent contractors, agents, representatives and consultants of the Company have waived, and to the extent that they cannot waive, have agreed irrevocably not to assert, any and all moral rights to which they may be entitled which may arise in any applicable jurisdiction with respect to such Intellectual Property. Without limiting the foregoing, (i) all current and former officers and employees of the Company have executed and delivered to the Company an agreement regarding the protection of proprietary information and the assignment to the Company of any Intellectual Property arising from services performed for the Company by such persons in substantially the form or forms identified as such and delivered to Buyer and (ii) all current and former consultants and independent contractors to the Company involved in the development, modification, marketing and servicing of any Company Products or Company Intellectual Property have executed and delivered to the Company an agreement regarding the protection of proprietary information and the assignment to the Company of any Intellectual Property arising from services performed for the Company by such persons substantially the form or forms identified as such and delivered to Buyer. To the Knowledge of the Company, no current or former employee, independent contractor or consultant of the Company is or was in violation of any term of any patent disclosure agreement or employment contract or any other contract or agreement relating to the relationship of any such employee or independent contractor with the Company. No current or former officer, director, stockholder, employee, consultant, independent contractor, representative or agent has any right, claim or interest in or with respect to any Company Intellectual Property. The Company does not currently utilize, or expect to utilize in the future, any inventions of any of its employees made prior to, or outside the scope of their employment by, the Company for which the Company has not secured adequate rights.

(j) Section 3.14(j)(i) of the Company Disclosure Schedule sets forth a true, correct and complete list, and brief description of, all Software included in the Company Intellectual Property that is embodied in or necessary for the use of the Company Products. The Company has made back-ups of all such Software and related documentation and has maintained such back-ups at a secure off-site location. To the Knowledge of the Company, no person has gained unauthorized access to, or is using in an unauthorized manner, any Source Code included in such Software. Section 3.14(j)(ii) of the Company Disclosure Schedule sets forth a true, correct and complete list of any escrow arrangements in which the Company has deposited any Source Code constituting part of the Software included in the Company Intellectual Property, including a list of all licensees or beneficiaries of such escrow arrangements. The Company has made available to Buyer true, correct and complete copies of the Contracts relating to all such escrow arrangements. Except as set forth in Section 3.14(j)(iii) of the Company Disclosure Schedule, the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder, and the consummation by the Company of the transactions contemplated by this Agreement, does not and will not result in the delivery of, or any rights of any third party to receive, any Source Code constituting part of the Software included in the Company Intellectual Property, including the release of any such Source Code from any escrow arrangement.

(k) Except as set forth in Section 3.14(k) of the Company Disclosure Schedule, in each Contract in which the Company has licensed its Software to third parties, the Company has not (i) failed to limit its liability to the amount of licensing fees paid pursuant to the contract or agreement, (ii) warranted as to the performance of functionality of the Software other than stating that the Software would perform in accordance with its documentation and/or specifications or (iii) granted any exclusive rights.

(l) (i) Except as set forth in Section 3.14(l)(i) of the Company Disclosure Schedule, the Company has never incorporated into any Company Product, or any other Software that the Company has distributed or published, any “freeware,” “shareware” or other Software obtained pursuant to any open source, community source, copy left or similar publicly available Source Code license (“Open Source Software”) and subsequently distributed such Company Product or other Software with such Open Source Software incorporated therein, and (ii) except as set forth in Section 3.14(l)(ii) of the Company Disclosure Schedule, none of the Software included in the Company Intellectual Property embodied in the Company Products incorporates, contains or requires use of any Open Source Software in a manner that requires disclosure of the Source Code of, or licensing of, any such Software or any other Company Intellectual Property. To the extent Software is listed on Section 3.14(l) of the Company Disclosure Schedule, the Company has also described (x) how it uses such Software and (y) what license governs the use of such Software.

(m) No Software constituting part of the Company Intellectual Property contains (i) any computer code or any other procedures, routines or mechanisms which disrupt, disable, harm or impair in any way such Software or its orderly operation based on the elapsing of a period of time, exceeding an authorized number of copies, advancement to a particular date or other numeral (sometimes referred to as “time bombs,” “time locks” or “drop dead devices”) or other disabling devices such as software viruses, salamis, logic bombs, Trojan horses, trap doors or other malicious computer instructions, intentional devices or techniques that can or were designed to threaten, infect, assault, vandalize, defraud, disrupt, damage, disable or shut down a computer system or any component of such computer system, including its security or user data, or (ii) any computer code or any other procedures, routines or mechanisms which permit a third party to access such Software without authorization (collectively, “Software Disabling or Unauthorized Access Devices”).

(n) All Software constituting part of the Company’s Software Product deployed as “software as a service” and computer hardware used in connection with the Company Business is in good working order. No capital expenditures are currently planned or necessary to use such Software or hardware in the Company Business as currently conducted, other than capital expenditures in the ordinary course of business. The Company has not experienced any material errors or omissions in connection with the use of such Software or hardware, including any material error or omissions in the processing of any data or information on behalf of its customers.

(o) The Company maintains commercially reasonable policies, procedures and security measures with respect to the physical and electronic security and privacy of the data, trade secrets and other confidential or proprietary information owned or used by the Company. The Company has, at all times, been in compliance with such policies and procedures, and such policies and procedures comply with all applicable Laws. To the Knowledge of the Company, there have been no breaches or violations of any such security measures, or any unauthorized access of any data, trade secrets and other confidential or proprietary information owned or used by the Company. No claim is pending against the Company relating to any such policy, procedure or measure, or any breach or alleged breach thereof, nor has the Company received any written notice of any threatened claim with respect to such matters.

(p) The Company’s practices regarding the collection and use of personal data of its customers, users and employees information in connection with the conduct and operations of its business are and have been in accordance with all applicable Law. The Company has obtained all necessary agreements and assurances from its third party service providers used in connection with its business or the operations of its business that such service providers are in compliance with all applicable privacy and data protection Laws and in compliance with the instructions of the Company in this respect. Without limiting the foregoing, to the extent applicable, the Company is in compliance with the privacy provisions of the U.S. Gramm-Leach-Bliley Act (P.L. 106-02, 113 Stat. 1338 (1999)) and all applicable national privacy and data protection laws and relevant rules and regulations of each Governmental Authority thereunder in connection with its business or the operations of its business. The Company has not received any complaints or inquiries from any individual or applicable data protection authority regarding its processing of personal data.

(q) No government funding or facilities of a university, college, or other educational institution or a governmental or educational institution research center was used in the development of any of the Intellectual Property owned, in whole or in part, by the Company. No current or former employee, or consultant or independent contractor, of the Company, who was involved in, or who contributed to, the creation or development of any of the Intellectual Property owned, in whole or in part, by the Company, has performed services for or was an employee of a government or Governmental Authority, university, college, or other educational institution or governmental or educational institution research center during a period of time during which such employee, consultant or independent contractor was also performing services for the Company or during the time such employee, consultant or independent contractor invented, created or developed any of the Intellectual Property owned, in whole or in part, by the Company.

(r) The Company has appropriate disaster recovery plans and procedures in place and adequate backup equipment and facilities which will allow the Company to continue to operate the Company Business without any Material Adverse Effect, notwithstanding any disaster, emergency or persistent equipment or telecommunications failure.

SECTION 3.15 Certain Contracts.

(a) Section 3.15 of the Company Disclosure Schedule contains a true, correct and complete list of all Contracts referred to in clauses (i) through (xiv), inclusive, of this Section 3.15(a) to which the Company or any of its Subsidiaries is a party (each, a “Listed Contract” and, collectively, the “Listed Contracts”). True, correct and complete copies of each Listed Contract have been made available to Buyer:

(i) notes, debentures, other evidences of indebtedness, guarantees, loans, credit or financing agreements or instruments, or other Contracts for money borrowed, including any agreements or commitments for future loans, credit or financing, in each case in excess of $250,000, other than any of the foregoing relating to any intercompany indebtedness;

(ii) employment agreements involving annual salary and guaranteed bonus payments by the Company or any of its Subsidiaries in excess of $250,000;

(iii) leases, rental or occupancy agreements, installment and conditional sale agreements, and other Contracts affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any real property involving individual annual payments in excess of $250,000 and which are not terminable without material penalty by the Company or one of its Subsidiaries;

(iv) license agreements (whether with respect to Intellectual Property or otherwise), joint venture Contracts, partnership agreements or limited liability company agreements;

(v) Contracts explicitly requiring expenditures after the date of this Agreement in an amount in excess of $250,000 which are not terminable by the Company or one of its Subsidiaries;

(vi) Contracts between the Company or one of its Subsidiaries, on the one hand, and any Related Party, on the other hand (other than employment arrangements entered into in the ordinary course of business);

(vii) agreements containing covenants presently limiting, in any respect, the freedom of the Company or any of its Subsidiaries to compete with any Person in any line of business or in any area or territory;

(viii) Contracts involving a grant by the Company or any of its Subsidiaries of exclusive rights of any kind to a third party;

(ix) leases, rental agreements, installment and conditional sale agreements, and other Contracts affecting the ownership of, leasing of, title to, use of, or any leasehold or other interest in, any personal property involving individual annual payments in excess of $50,000 and which are not terminable by the Company or one of its Subsidiaries without penalty;

(x) Contracts relating to any acquisition or disposition of any securities of or equity interest in the Company or any of its Subsidiaries which is not disclosed elsewhere in the Company Disclosure Schedule;

(xi) any Contract or series of related Contracts, including any option agreement, relating to the acquisition or disposition of any business or real property (whether by merger, sale of stock, sale of assets or otherwise);

(xii) Contracts with (A) the Material Customers, and (B) the Material Suppliers;

(xiii) Contracts terminable by the counterparty thereto upon a change in control of the Company or any of its Subsidiaries or that require payments to be made or other actions to be taken (other than the giving of mere notice), in each case by the Company or its Subsidiaries, upon or as a result of a change in control of the Company or any of its Subsidiaries; and

(xiv) Any other Contracts that are material to the Company’s business or operations.

(b) (i) Each Listed Contract is in full force and effect and represents a legally valid and binding obligation of the Company or its Subsidiary which is a party thereto and, to the Knowledge of the Company, of the other parties thereto; (ii) each of the Company and its Subsidiaries and, to the Knowledge of the Company, each of the other parties to a Listed Contract, has performed all obligations required to be performed, in all material respects, by it under each of the Listed Contracts to which it is a party and (iii) neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any of the other parties to a Listed Contract, is in material breach or violation of, or default under, any of the Listed Contracts to which it is a party, nor has the Company or any of its Subsidiaries sent or received any written notice that a party has materially breached, violated or defaulted under any of the Listed Contracts. To Knowledge of the Company, there is no outstanding written notice of cancellation or termination in connection with any Listed Contract that has been received by the Company or any of its Subsidiaries, and neither the Company, any of its Subsidiaries nor, to the Knowledge of the Company, any other party contemplates any termination or has requested any material amendment of any Listed Contract. Neither the Company nor any of its Subsidiaries has expressly released or waived any material right under any Listed Contract.

SECTION 3.16 Employee Benefit Matters.

(a) Section 3.16(a) of the Company Disclosure Schedule contains a true, correct and complete list of each employee benefit plan (including any “employee benefit plan” as defined in Section 3(3) of ERISA) maintained or contributed to by the Company or any of its Subsidiaries, or under which current or former employees of the Company or any of its Subsidiaries benefit (each, a “Company Benefit Plan” and, collectively, the “Company Benefit Plans”). The Company has made available to Buyer and its agents and representatives copies of each Company Benefit Plan. The U.S. Benefit Plans and U.K. Benefit Plans (each as defined below) collectively constitute all of the Company Benefit Plans.

(b) With respect to Company Benefit Plans for the benefit of employees of the Company or any Subsidiary that are located in the United States (“U.S. Benefit Plans”), the Company has also made available to Buyer (i) the most recent annual report (Form 5500) filed with the IRS with respect to each such U.S. Benefit Plan; (ii) each trust agreement relating to each such U.S. Benefit Plan; (iii) the most recent summary plan description for each such U.S. Benefit Plan for which a summary plan description is required; and (iv) the most recent determination letter issued by the IRS with respect to any such U.S. Benefit Plan qualified under Section 401(a) of the Internal Revenue Code. No U.S. Benefit Plan is subject to Title IV of ERISA and the Company has no Liability, contingent or otherwise, under Title IV of ERISA.

(c) With respect to Company Benefit Plans for the benefit of employees of the Company or any Subsidiary that are located in the United Kingdom (“U.K. Benefit Plans”), the Company has also made available copies of relevant policy or similar documents and/or a summary of the key terms of each benefit scheme.

(d) Each U.S. Benefit Plan is in material compliance with the applicable requirements of ERISA, the Internal Revenue Code and any other applicable Law and no event has occurred and there exists no condition or set of circumstances in connection with which the Company, any of its Subsidiaries or any Company Benefit Plan could be subject to any material Liability under the terms of such Company Benefit Plans, ERISA, the Internal Revenue Code or any other applicable Law other than in the ordinary course.

(e) With respect to each U.K. Benefit Plan:

(i) it is a defined contribution plan with no obligation to provide any benefits other than those that may accrue as a result of investments made under such plan;

(ii) it is in material compliance with the applicable requirements of relevant United Kingdom employment and pensions legislation, including that all employer and employee contributions to each U.K. Benefit Plan required by applicable Law or by the terms of such U.K. Benefit Plan have been timely made in all material respects; and

(iii) each U.K. Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable Tax authorities.

(f) Section 3.16(f) of the Company Disclosure Schedule contains a true, correct and complete list of (i) each severance agreement and plan of the Company and each of its Subsidiaries with or relating to their respective employees and (ii) each plan and agreement of the Company and each of its Subsidiaries with or relating to its respective employees which provides for acceleration of benefits or payments upon a change in control. A true, correct and complete copy of each of the agreements and plans set forth in Section 3.16(f) of the Company Disclosure Schedule have been made available to Buyer.

(g) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Internal Revenue Code either is a prototype plan or has received a determination letter from the IRS that it is so qualified, and no fact or event has occurred since the date of such determination letter that could materially adversely affect the qualified status of any such Company Benefit Plan.

SECTION 3.17 Labor Matters.

(a) Section 3.17(a) of the Company Disclosure Schedule contains, on an anonymous basis, a complete and correct list of all Company Employees and contractors retained by the Company and any of its Subsidiaries, including job title, current compensation (including salary and guaranteed bonus) and location.

(b) Neither the Company nor any of its Subsidiaries is a party to any labor agreement with respect to Company Employees with any labor organization, group or association, nor, to the Knowledge of the Company, have there been any attempts to organize the Company Employees within the two (2) year period prior to the date of this Agreement. Section

3.17(b) of the Company Disclosure Schedule sets forth a list of all Contracts with any employee representative or body of employees or their representatives (whether binding or not) and the details of any such unwritten agreements or arrangements which may affect any Company Employee.

(c) Neither the Company nor any of its Subsidiaries has transferred, or will, transfer or agree to transfer, any Company Employee from working for the Company or any of its Subsidiaries, or has induced or will induce any Company Employee to resign his or her employment with the Company or any of its Subsidiaries without the prior written consent of Buyer, which consent shall not be unreasonably withheld.

(d) There is no:

(i) labor strike, labor disturbance or work stoppage pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries.

(ii) material unfair labor practice complaint pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries before the National Labor Relations Board or any other federal, state local or foreign agency;

(iii) pending or, to the Knowledge of the Company, threatened representation question or union or labor organizing activities with respect to Company Employees; or

(iv) circumstances, to the Knowledge of the Company, regarding Company Employees which could give rise to any claim for unlawful discrimination or unequal pay.

(d) During the past three years, neither the Company nor any of its Subsidiaries have effectuated (i) a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or its Subsidiaries; or (ii) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company or its Subsidiaries; nor has the Company or its Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign Law. The Company Employees have not suffered an “employment loss” (as defined in the WARN Act) since three months prior to the date of this Agreement.

(e) Neither the Company nor, to the Knowledge of the Company, any of the Company Employees is obligated under any contract or other agreement with a former employer (including licenses, covenants or binding commitments of any nature), or subject to any Governmental Order, that would prevent such person from promoting the interests of the Company and its Subsidiaries. Neither the execution nor delivery of this Agreement, nor the carrying on of the Company’s business by the Company Employees and consultants of Company or its Subsidiaries will conflict with, in any material respect, or result in a material breach of the terms, conditions or provisions of, or constitute a default under, any material contract, covenant or instrument under which, to the Knowledge of the Company, any of such Company Employees or consultants is now obligated.

(f) Each officer of the Company and its Subsidiaries is currently working full time for the Company and its Subsidiaries. The Company has no Knowledge of any officer or key employee planning to work less than full time for the Company and its Subsidiaries in the future.

(g) Neither the Company nor any of its Subsidiaries presently has any actual or contingent material liability in connection with any termination of employment of its employees (including redundancy payments) or failure to comply with any order for the reinstatement or re-engagement of any employee. There are no audits or investigations existing, pending or, to the Knowledge of the Company, threatened against the Company or any Subsidiary by the Equal Opportunities Commission, the Commission for Racial Equality, the Disability Rights Commission, the Health and Safety Executive in the United Kingdom or other similar bodies.

(h) There is no pending material dispute, claim or legal proceeding (whether arising under contract, common law, statute or in equity) with any Company Employees or any other person previously employed by the Company or any of its Subsidiaries. No questionnaire has been served on the Company or any of the Subsidiaries by a Company Employee under any employment legislation which remains unanswered in full or in part.

(i) Every Company Employee who requires a work permit or other permission to work in the United Kingdom has a current and appropriate work permit or other permission and all other necessary permissions to remain in the United Kingdom.

(j) In respect of each Company Employee, the Company and its Subsidiaries have:

(i) performed all obligations and duties they are required to perform (and settled all outstanding claims), whether or not legally binding and whether arising under any Law, in equity or under any treaty, including the EC Treaty, Laws of the European Community and otherwise; and

(ii) maintained adequate, suitable and up-to-date records.

SECTION 3.18 Environmental Matters. To the Knowledge of the Company, (a) no Hazardous Material has been released by the Company or is present at any of the real property currently leased or operated by the Company or any of its Subsidiaries in violation of any applicable Environmental Law; (b) neither the Company nor any of its Subsidiaries has engaged in any Hazardous Materials Activity in violation of any applicable Environmental Law; and (c) no Action is pending or has been threatened against the Company or any of its Subsidiaries concerning any of the Hazardous Materials Activities of the Company and its Subsidiaries, or Hazardous Materials Activity on any of the real property currently leased or operated by the Company or any of its Subsidiaries. Each of the Company and its Subsidiaries has been and is in compliance with all applicable Environmental Laws, including possessing all Permits, exemptions and other governmental authorizations required for its operation under the Environmental Laws. Neither the Company nor any of its Subsidiaries has received any notice, notification, demand, request for information, citation, summons or complaint or entered into any

Liability or Governmental Order relating to or arising under Environmental Laws. To the Knowledge of the Company, there are no underground storage tanks or polychlorinated biphenyls (“PCBs”) or PCB-containing equipment present at any of the real property currently leased or operated by the Company or any of its Subsidiaries.

SECTION 3.19 Brokers. Except for FTP Securities LLC, which is entitled to certain investment banking and advisory fees in connection with this Agreement and the transactions contemplated by this Agreement pursuant to the terms of that certain letter agreement between the Company, Financial Technology Partners LP and FTP Securities LLC, dated as of November 28, 2007, as amended, a true, correct and complete copy of which has been made available to Buyer, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon any arrangements made by or on behalf of the Company or any of its Subsidiaries. The aggregate amount that will be due and payable to FTP Securities LLC pursuant to such letter agreement, whether paid prior to the date hereof or prior to, as of or after the Closing is $2,300,000.

SECTION 3.20 Customers. Section 3.20 of the Company Disclosure Schedule identifies, and provides a reasonably detailed breakdown of the orders received from, the five largest customers of the Company and its Subsidiaries for the fiscal year 2006 and the eleven months ended November 30, 2007 (the “Material Customers”). Such customers accounted for at least sixty two percent (62%) of the gross revenue of the Company and its Subsidiaries for calendar year 2006. Neither the Company nor any of its Subsidiaries has received any written notice or other written communication indicating that any Material Customer intends to cease dealing with the Company or any of its Subsidiaries or otherwise materially reduce the volume of business transacted by such Material Customers with the Company or its Subsidiaries below current levels.

SECTION 3.21 Suppliers. As of the date hereof, no supplier of the Company or any of its Subsidiaries that individually accounted for more than five (5%) of the purchases of the Company and its Subsidiaries for the fiscal year 2006 and the eleven months ended November 30, 2007 (the “Material Suppliers”) has canceled or otherwise terminated, or given any written notice or other written communication indicating that such Material Supplier intends to cease dealing with the Company or any of its Subsidiaries or otherwise materially decrease its services or supplies to the Company below current levels.

SECTION 3.22 Insurance. The Company and its Subsidiaries have policies of insurance and bonds of the type and in amounts customarily carried by Persons conducting businesses or owning assets similar to those of the Company and its Subsidiaries. There is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid and the Company and its Subsidiaries are otherwise in compliance with the terms of such policies and bonds. To the Knowledge of the Company, there has not been any threatened termination of, or premium increase with respect to, any such policies. Section 3.22 of the Company Disclosure Schedule contains an accurate and complete description of all policies of fire, liability, workers’ compensation, and other forms of insurance owned or held by the Company or its Subsidiaries as of the date hereof. Neither the Company nor its Subsidiaries have designated any risks as being self-insured as of the date hereof.

SECTION 3.23 Foreign Corrupt Practices; International Trade Sanctions; Export Control.

(a) Neither the Company, nor any of its Subsidiaries, nor any of their respective directors, officers, agents, employees or any other Persons acting on their behalf has, in connection with the operation of their respective businesses, (i) used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials, candidates or members of political parties or organizations, or established or maintained any unlawful or unrecorded funds in violation of Section 104 of the Foreign Corrupt Practices Act of 1977, as amended, or any other similar applicable Law, (ii) paid, accepted or received any unlawful contributions, payments, expenditures or gifts or (iii) violated or operated in noncompliance, in any respect, with any export restrictions, anti-boycott regulations, embargo regulations or other applicable Laws.

(b) Without limiting the generality of subclause (a)(iii) above, the Company and its Subsidiaries are in compliance with all statutory and regulatory requirements under the Arms Export Control Act (22 U.S.C. 2778), the International Traffic in Arms Regulations (22 C.F.R. 120 et. seq.), the Export Administration Regulations (15 C.F.R. 730 et. seq.) and associated executive orders, and the Laws implemented by the Office of Foreign Assets Controls, United States Department of the Treasury (collectively the “Export Control Laws”). Neither the Company nor any of its Subsidiaries has ever received any communication alleging that it is not in compliance with, or has Liability under, the Export Control Laws. Neither the Company nor any of its Subsidiaries has ever manufactured “defense articles,” exported “defense articles” or furnished “defense services” or “technical data” to foreign nationals in the United States or abroad, as those terms are defined in 22 C.F.R. 120.6, 120.9 and 120.10, respectively.

SECTION 3.24 Books and Records. The books and records, minute books, and stock record books of the Company and its Subsidiaries, all of which have been made available to Buyer, are true, correct and complete in all material respects. Such books and records have been maintained in accordance with sound business practices, including the maintenance of an adequate system of internal controls.

SECTION 3.25 Related-Party Transactions. Except as set forth in Section 3.25 of the Company Disclosure Schedule, no Related Party (i) is currently indebted to the Company or any of its Subsidiaries (other than advances to employees in the ordinary course for business and relocation expenses consistent with Company policy), (ii) has any direct or indirect ownership interest in any Person with which the Company or any of its Subsidiaries is affiliated or with which the Company or any Subsidiary has a business relationship, or any Person that competes with the Company or any of its Subsidiaries or (iii) has a direct or indirect interest in any Listed Contract with the Company or any of its Subsidiaries or has or claims to have any interest in the Company Intellectual Property.

SECTION 3.26 Takeover Statute; No Restrictions on the Transactions. No state “fair price,” “moratorium,” “control share acquisition” or similar anti-takeover statute, including Nevada Revised Statutes §§ 78.411 to 78.444, is applicable to the transactions contemplated by this Agreement.

SECTION 3.27 Disclosure. The Company represents and warrants that it has not intentionally provided or made available to Buyer and its Representatives any untrue information, nor omitted any information, of a material fact regarding the Company Business or any of the other matters dealt with in this Article III relating to the Company or the transaction contemplated by this Agreement.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Each of the Sellers, severally and not jointly, hereby represents and warrants to Buyer as of the date hereof and as of the Closing as follows:

SECTION 4.1 Authority. Such Seller has all requisite capacity, power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by such Seller, the performance by such Seller of its obligations hereunder, and the consummation by such Seller of the transactions contemplated by this Agreement, have been duly authorized by such Seller, and no other action on the part of such Seller is necessary to authorize the execution and delivery of this Agreement by such Seller, the performance by such Seller of its obligations hereunder or the consummation by such Seller of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by such Seller and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except as such enforceability may be limited by principles of public policy, and subject to (a) the effect of any applicable Law of general application relating to bankruptcy, reorganization, insolvency, moratorium or similar Laws affecting creditors’ rights and relief of debtors generally and (b) the effect of rules of Law and general principles of equity, including rules of Law and general principles of equity governing specific performance, injunctive relief and other equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

SECTION 4.2 Ownership of Stock. Such Seller holds of record and owns beneficially all of the shares of Stock to be sold by it pursuant to this Agreement, free and clear of any restrictions on transfer (other than any restrictions under the Securities Act and state securities Laws), Encumbrances, Taxes, options, warrants, purchase rights, Contracts, commitments, equities, claims and demands. Other than this Agreement, such Seller is not a party to any (a) option, warrant, purchase right or other Contract or commitment that could require such Seller to sell, transfer or otherwise dispose of any shares of Stock or (b) voting trust, proxy or other agreement or understanding with respect to the voting of any shares of Stock.

SECTION 4.3 Conflicts. Assuming all consents, approvals, authorizations, filings and notifications and other actions set forth in Section 4.4 have been obtained or made,

the execution and delivery of this Agreement by such Seller, the performance by such Seller of its obligations hereunder, and the consummation by such Seller of the transactions contemplated by this Agreement, does not and will not (a) conflict with or result in a violation of any organizational documents of such Seller that is not an individual; (b) conflict with or result in a violation of any Governmental Order or Law applicable to such Seller or its assets or properties or (c) result in a material breach of, or constitute a material default (or event which with the giving of notice or lapse of time, or both, would become a material default) under, or give rise to any rights of termination, amendment, modification, acceleration or cancellation of or loss of any benefit under, or result in the creation of any Encumbrance on any of the assets or properties of such Seller pursuant to any Contract to which such Seller is a party, or by which any of the assets or properties of such Seller are bound or affected, except, in the case of clauses (b) and (c) of this Section 4.3, as would not reasonably be expected to have a material adverse effect on the ability of such Seller to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement. Without limiting the foregoing, the discussions and negotiations leading to this Agreement, or the consummation of the transactions contemplated by this Agreement, have not constituted and will not constitute a breach of any exclusivity, stand-still, “no-shop” or similar obligation on behalf of such Seller.

SECTION 4.4 Consents, Approvals, Etc. No consent, waiver, approval, authorization, order or permit of, or declaration, filing or registration with, or notification to, any Governmental Authority or third party is required to be made or obtained by such Seller in connection with the execution and delivery of this Agreement by such Seller, the performance by such Seller of its obligations hereunder, or the consummation by such Seller of the transactions contemplated by this Agreement, except for (a) the expiration or termination of the applicable waiting periods under, or the receipt of approvals under, the HSR Act and any applicable foreign antitrust Laws; (b) applicable requirements, if any, under federal or state securities or “blue sky” Laws; and (c) where the failure to obtain such consent, approval, authorization or action, or to make such filing or notification would not, when taken together with all other such failures by such Seller, reasonably be expected to have a material adverse effect on the ability of such Seller to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement.

SECTION 4.5 Litigation and Governmental Orders. (a) There are no material Actions pending against such Seller, or any of the assets or properties of such Seller, or any of the directors or officers of such Seller that is not an individual in their capacity as directors or officers of such Seller that would have a material adverse effect on the ability of such Seller to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement and (b) such Seller and its assets and properties are not subject to any material Governmental Order that would prevent such Seller from performing its obligations under this Agreement or consummating the transactions contemplated by this Agreement.

SECTION 4.6 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon any arrangements made by or on behalf of such Seller.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to the Company and each of the Sellers as of the date hereof and as of the Closing Date as follows:

SECTION 5.1 Authority. Buyer has all requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement by Buyer, the performance by Buyer of its obligations hereunder, and the consummation by Buyer of the transactions contemplated by this Agreement, have been duly authorized by Buyer, and no other action on the part of Buyer is necessary to authorize the execution and delivery of this Agreement by Buyer, the performance by Buyer of its obligations hereunder or the consummation by Buyer of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by Buyer and, assuming due authorization, execution and delivery by the other parties to this Agreement, this Agreement constitutes a legally valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by principles of public policy, and subject to (a) the effect of any applicable Law of general application relating to bankruptcy, reorganization, insolvency, moratorium or similar Laws affecting creditors’ rights and relief of debtors generally and (b) the effect of rules of Law and general principles of equity, including rules of Law and general principles of equity governing specific performance, injunctive relief and other equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

SECTION 5.2 Organization. Buyer is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, and has all requisite power and authority to own, operate or lease the properties and assets now owned, operated or leased by it, and to carry on its business in all material respects as currently conducted. Buyer is duly qualified to do business as a foreign entity, and is in good standing, under the Laws of each jurisdiction in which the character of its properties owned, operated or leased, or the nature of its activities, makes such qualification necessary, except in those jurisdictions where the failure to be so qualified or in good standing, when taken together with all other failures by Buyer to be so qualified or in good standing, would not have a material adverse effect on the ability of Buyer to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement.

SECTION 5.3 Conflicts. Assuming all consents, approvals, authorizations, filings and notifications and other actions set forth in Section 5.4 have been obtained or made, the execution and delivery of this Agreement by Buyer, the performance by Buyer of its obligations hereunder, and the consummation by Buyer of the transactions contemplated by this Agreement, does not and will not (a) conflict with or result in a violation of any organizational documents of Buyer; (b) conflict with or result in a violation of any Governmental Order or Law applicable to Buyer or its assets or properties or (c) result in a material breach of, or constitute a material default (or event which with the giving of notice or lapse of time, or both, would become a material default) under, or give rise to any rights of termination, amendment, modification, acceleration or cancellation of or loss of any benefit under, or result in the creation of any Encumbrance on any of the assets or properties of Buyer pursuant to any Contract to which Buyer is a party, or by which any of the assets or properties of Buyer are bound or affected, except, in the case of clauses (b) and (c) of this Section 5.3, as would not reasonably be expected to have a material adverse effect on the ability of Buyer to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement.

SECTION 5.4 Consents, Approvals, Etc. No consent, waiver, approval, authorization, order or permit of, or declaration, filing or registration with, or notification to, any Governmental Authority or third party is required to be made or obtained by Buyer in connection with the execution and delivery of this Agreement by Buyer, the performance by Buyer of its obligations hereunder, or the consummation by Buyer of the transactions contemplated by this Agreement, except for (a) the expiration or termination of the applicable waiting periods under, or the receipt of approvals under, the HSR Act and any applicable foreign antitrust Laws; (b) applicable requirements, if any, under federal or state securities or “blue sky” Laws; and (c) where the failure to obtain such consent, approval, authorization or action, or to make such filing or notification would not, when taken together with all other such failures by such Seller, reasonably be expected to have a material adverse effect on the ability of such Seller to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement.

SECTION 5.5 Litigation and Governmental Orders. (a) There are no material Actions pending against Buyer or any Subsidiaries of Buyer (collectively, the “Buyer Subsidiaries”), or any of the assets or properties of Buyer or any Buyer Subsidiaries, or any of the directors or officers of Buyer or any Buyer Subsidiaries in their capacity as directors or officers of Buyer or any Buyer Subsidiaries that would have a material adverse effect on the ability of Buyer to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement and (b) Buyer and the Buyer Subsidiaries and their respective assets and properties are not subject to any material Governmental Order that would prevent Buyer from performing its obligations under this Agreement or consummating the transactions contemplated by this Agreement.

SECTION 5.6 Financing. Buyer has sufficient funds available to it, without requiring the prior consent, approval or other discretionary action of any third party, to make the payments required under Article II, to pay all fees and expenses to be paid by Buyer in connection with the transactions contemplated by this Agreement, and to satisfy any other payment obligations that may arise in connection with, or may be required in order to consummate, the transactions contemplated by this Agreement.

SECTION 5.7 Solvency. Buyer is, and immediately after the consummation of the transactions contemplated by this Agreement Buyer will be, Solvent.

SECTION 5.8 Due Diligence Investigation. Buyer has had an opportunity to discuss the business, management, operations and finances of the Company with its directors, officers, employees, agents, representatives and Affiliates, and has had an opportunity to inspect the facilities of the Company. Buyer has conducted its own independent investigation of the Company and has been furnished by the Company, or its agents or representatives, with all information, documents and other material relating to the Company, and its business, management, operations and finances, that Buyer has requested, assuming that such information, documents and other material that have been delivered by the Company in response to any such request are complete and constitute all such information, documents and other such material in existence.

SECTION 5.9 Brokers. Except for Citigroup Inc. (or an Affiliate thereof), no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon any arrangements made by or on behalf of Buyer or any of its Affiliates.

SECTION 5.10 Investment Representations. Buyer is not acquiring the Stock with a view to or for sale in connection with any distribution thereof within the meaning of the Securities Act. Buyer (a) is an “accredited investor” (as defined in Regulation D under the Securities Act); (b) is able to bear the economic risk of its investment in the Stock; (c) acknowledges that the Stock has not been registered under the Securities Act and therefore is subject to certain restrictions on transfer unless registered for resale or subject to an exempt transaction under the Securities Act and any applicable state securities Law and the Company is under no obligation to file a registration statement with the Commission with respect to the Stock and (d) has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Stock.

ARTICLE VI.

ADDITIONAL AGREEMENTS

SECTION 6.1 Conduct of the Company Prior to the Closing.

(a) Unless Buyer otherwise consents in writing (which consent shall not be unreasonably withheld or delayed), during the period commencing with the execution and delivery of this Agreement and terminating upon the earlier to occur of the Closing and the termination of this Agreement pursuant to and in accordance with Section 8.1, the Company shall, and shall cause each of its Subsidiaries to, (i) conduct the Company Business only in the usual, regular and ordinary course, (ii) use commercially reasonable efforts, consistent with past practices and policies, to maintain the assets and properties of the Company and its Subsidiaries in their current condition, normal wear and tear excepted, to keep available the services of its current officers and employees (other than employees who are terminated for cause or in the ordinary course of business), and to maintain the goodwill of, and maintain good relationships with, current customers and suppliers and (iii) use commercially reasonable efforts to ensure that its employees, contractors, consultants and others do not add any Software Disabling or Unauthorized Access Devices to the Software constituting part of the Company Intellectual Property.

(b) Except as otherwise contemplated by this Agreement, during the period commencing with the execution and delivery of this Agreement and terminating upon the earlier to occur of the Closing and the termination of this Agreement pursuant to and in accordance with Section 8.1, the Company shall not, and shall cause its Subsidiaries not to, do or cause to be done any of the following without the prior written consent of Buyer (which consent shall not be unreasonably withheld or delayed):

(i) except in the ordinary course of business, create any Encumbrance on any assets or properties (whether tangible or intangible) of the Company or of its Subsidiaries, other than (A) Permitted Encumbrances; and (B) Encumbrances that will be released at or prior to the Closing;

(ii) except in the ordinary course of business and except for transactions among the Company and its Subsidiaries, sell, assign, transfer, lease, license or otherwise dispose of, or agree to sell, assign, transfer, lease, license or otherwise dispose of, any of the material assets of the Company or any of its Subsidiaries or any assets having a value, in any individual case or in the aggregate, in excess of $100,000, including any Company Intellectual Property (other than non-exclusive licenses of the Company Products to customers in the ordinary course of business consistent with past practice);

(iii) acquire (by merger, consolidation or combination, or acquisition of stock or assets) any corporation, partnership or other business organization or division or business thereof;

(iv) (A) enter into or amend any employment, deferred compensation, severance or similar agreement, except any employment agreement providing for compensation of less than $150,000 per annum (including salary and guaranteed bonus payments);(B) increase the compensation payable, or to become payable, by the Company or any of its Subsidiaries to any Company Employees, or any directors or officers of the Company or any of its Subsidiaries; (C) pay or make provision for the payment of any bonus, stock option, stock purchase, profit sharing, deferred compensation, pension, retirement or other similar payment or arrangement to any Company Employee, or any director or officer of the Company or any of its Subsidiaries; or (D) increase the coverage or benefits available under any severance pay, termination pay, vacation pay, company awards, salary continuation or disability, sick leave, deferred compensation, bonus or other incentive compensation, insurance, pension or other employee benefit plan, payment or arrangement made to, for or with Company Employees or any director or officer of the Company or any of its Subsidiaries, other than, in the case of clauses (B), (C) and (D) of this Section 6.1(b)(iv), normal increases or payments in the ordinary course of business consistent with past practice, and except, in the case of clause (C) of this Section 6.1(b)(iv), to the extent that the Company or any of its Subsidiaries is contractually obligated to do so or required to do so by applicable Law;

(v) change any method of accounting or accounting practice used by the Company or any of its Subsidiaries, other than such changes required by GAAP;

(vi) issue or sell any additional shares of Stock, equity interests or Stock Rights of the Company or any of its Subsidiaries (other than as contemplated in Section 2.8 hereof and pursuant to the exercise of Stock Options outstanding on the date hereof);

(vii) amend in any respect the Company Certificate of Incorporation or the Company Bylaws, or the organizational documents of any of the Company’s Subsidiaries, except as may be necessary in order to facilitate the consummation of the transactions contemplated by this Agreement;

(viii) take any action which would materially interfere with the consummation of the transactions contemplated by this Agreement or materially delay the consummation of such transactions;

(ix) except as contemplated in this Agreement, (A) declare, set aside or pay any dividend or distribution or other capital return in respect of the Stock or any other capital stock of the Company, (B) split, combine or reclassify the outstanding shares of Stock, (C) or redeem, repurchase or acquire any shares of Stock, any other capital stock of the Company or any other Stock Rights of the Company (except in connection with the repurchase of any shares of Stock in accordance with the terms of any agreements entered into with employees or consultants to the Company prior to the date hereof);

(x) enter into any joint ventures, strategic partnerships or alliances;

(xi) (A) incur or enter into any agreement to incur any Debt or guarantee any Debt, (B) issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company or any of its Subsidiaries, (C) enter into any “keep well” or other agreement to maintain the financial condition of any other Person or (D) enter into any arrangement having the economic effect of any of the foregoing;

(xii) other than advances to employees for business and relocation expenses that are incurred in the ordinary course of business, make any loans or advances to, guarantees for the benefit of, or investments in, any Person;

(xiii) liquidate, restructure or reorganize or merge or consolidate with any Person;

(xiv) amend, modify, waive, supplement or terminate any Listed Contract or waive, release or assign any material rights or claims thereunder other than in the ordinary course of business consistent with past practices;

(xv) incur any capital expenditures in excess of $100,000 individually or $200,000 in the aggregate;

(xvi) transfer or license to any Person any rights to any of the Company Intellectual Property or Third Party Intellectual Property (other than non-exclusive licenses of the Company Products to customers in the ordinary course of business consistent with past practice) or impair the value of, or fail to maintain (as currently maintained by the Company) any of the Company Intellectual Property or Third Party Intellectual Property;

(xvii) pay, discharge or satisfy any claims or Liabilities, other than the payment of accounts payable in the ordinary course of business consistent with past practice or of claims or Liabilities reflected or reserved against in, or contemplated by, the Company Financial Statements;

(xviii) enter into any Contract other than standard customer contracts in the ordinary course of business consistent with past practices, unless such customer contract would otherwise constitute a Listed Contract if in effect on the date hereof (other than constituting a Listed Contract because it includes a non-exclusive license of Company Products to the applicable customer consistent with past practice);

(xix) settle any claim, demand, grievance, arbitration or litigation (i) for amounts in excess of $25,000 individually or $75,000 in the aggregate, (ii) for amounts equal to or less than $25,000 individually or $75,000 in the aggregate without giving prior written notice to Buyer at least two (2) Business Days in advance thereof or (iii) or that involves an admittance of wrongdoing;

(xx) make or revoke any material Tax election, agree to any settlement or compromise regarding any material Tax liability or any extension or waiver of the statute of limitations period applicable to any material Taxes, material Tax Returns or material Tax claims, amend any Tax Returns, or obtain or file for any rulings with respect to Taxes;

(xxi) revalue any assets or change any accounting principles or practices, depreciation or amortization policies or rates used by the Company or any Subsidiaries, or change assumptions underlying or methods of calculating any doubtful account, contingency or other reserves; or

(xxii) enter into any agreement to take, or cause to be taken, any of the actions set forth in this Section 6.1(b).

SECTION 6.2 Conduct of Buyer Prior to the Closing. During the period commencing with the execution and delivery of this Agreement and terminating upon the earlier to occur of the Closing and the termination of this Agreement pursuant to and in accordance with Section 8.1, Buyer shall not take, or cause to be taken, any action which would materially interfere with the consummation of the transactions contemplated by this Agreement or materially delay the consummation of such transactions.

SECTION 6.3 Access to Information. Subject to the terms of the Confidentiality Agreement, during the period commencing upon the execution and delivery of this Agreement and terminating upon the earlier to occur of the Closing and the termination of this Agreement pursuant to and in accordance with Section 8.1, upon reasonable notice and during normal business hours, the Company shall, and shall cause the officers, employees, auditors and agents of the Company and each of its Subsidiaries to, (a) afford the officers, employees and authorized agents and representatives of Buyer reasonable access to the offices, properties, books and records of the Company and its Subsidiaries and (b) furnish to the officers, employees and authorized agents and representatives of Buyer such additional financial and operating data and other information regarding the assets, properties, goodwill and business of the Company and its Subsidiaries as Buyer may from time to time reasonably request, including in order to assist

Buyer in fulfilling its obligations under this Agreement and to facilitate the consummation of the transactions contemplated by this Agreement; provided, however, that Buyer shall not unreasonably interfere with any of the businesses or operations of the Company or any of its Subsidiaries.

SECTION 6.4 Confidentiality.

(a) The Company and the Buyer hereby agree to be bound by and comply with the terms of the Confidentiality Agreement (and with respect to Buyer, as if it were a direct party thereto), which are hereby incorporated into this Agreement by reference and shall continue in full force and effect until the Closing, such that the information obtained by the Company or the Buyer, or any of their respective officers, employees, agents or representatives, during any investigation conducted pursuant to Section 6.3, or in connection with the negotiation and execution of this Agreement or the consummation of the transactions contemplated by this Agreement, or otherwise, shall be governed by the terms of the Confidentiality Agreement.

(b) Commencing on the date hereof and continuing after the Closing, each Seller shall, and shall cause its Representatives to, keep confidential any and all proprietary or confidential information of the Company, its Subsidiaries or their respective businesses, including this Agreement and the terms and condition of the transactions contemplated herein (“Company Confidential Information”); provided, however, that Company Confidential Information shall not include information which (i) is or becomes generally available to the public or is generally known by individuals in the financial services industry other than as a result of a disclosure by any Seller or any Representative thereof acting in such capacity in violation of this Agreement, (ii) becomes available to such Seller on a non-confidential basis from a source that is not known to such Seller to be bound by a confidentiality agreement or other obligation of secrecy that prohibits disclosure by such source to such Seller, or (iii) is required to be included by a Seller on any Tax Return. Notwithstanding the foregoing, if any Seller or Representative thereof is required or requested to disclose the Company Confidential Information in response to a court order, interrogatory, subpoena, or other similar process, or as otherwise required by Law or the rules of any applicable stock exchange, it shall, to the extent permitted by such order, advise Buyer in writing of such request or obligation as soon as practicable after it is informed of it and, if possible, before any information is disclosed, so that a protective order or other appropriate remedy may be obtained by Buyer. If any Seller or Representative thereof is obligated to make the disclosure, it shall only make the disclosure to the extent to which it is so obligated, but not further or otherwise.

SECTION 6.5 Efforts; Consents; Regulatory and Other Authorizations; Financing.

(a) Subject to Section 6.5(d), each party to this Agreement shall use its commercially reasonable efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to promptly consummate and make effective the transactions contemplated by this Agreement; (ii) obtain all authorizations, consents, orders and approvals of, and give all notices to and make all filings with, all Governmental Authorities and other third parties that may be or become necessary for the performance of its obligations under this Agreement and the consummation of the transactions contemplated by this Agreement, including those consents set forth in Section 3.6 of the Company Disclosure Schedule to ensure that there will be no material breach under any Contract and that no counterparty to any Contract will have the right to terminate any such Contract pursuant to the terms thereof upon or as a result of the assignment or change of control of the Company and its Subsidiaries to occur or deemed to occur under any such Contract as a result of the transactions contemplated hereby; (iii) lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties to this Agreement to consummate the transactions contemplated by this Agreement; and (iv) fulfill all conditions to such party’s obligations under this Agreement. Each party to this Agreement shall cooperate fully with the other parties to this Agreement in promptly seeking to obtain all such authorizations, consents, orders and approvals, giving such notices, and making such filings. Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, in connection with obtaining such consents from third parties, no party to this Agreement shall be required to make payments, commence litigation or agree to modifications of the terms and conditions of any agreements with third parties, and no such modifications shall be made to any Contract of the Company or any of its Subsidiaries without the consent of Buyer if such modification would materially increase the obligations or decrease the benefits of the Company or any of its Subsidiaries under such Contract, which consent shall not be unreasonably withheld or delayed. The parties to this Agreement shall not take any action that is reasonably likely to have the effect of unreasonably delaying, impairing or impeding the receipt of any required authorizations, consents, orders or approvals.

(b) In furtherance and not in limitation of the terms of Section 6.5(a) but subject to Section 6.5(d), to the extent required by applicable Law, each of Buyer and the Company shall file, or cause to be filed, at Buyer’s sole expense, a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement within ten (10) Business Days of the date of this Agreement, Buyer shall request early termination of the applicable waiting period under the HSR Act and each of Buyer and the Company shall supply promptly any additional information and documentary material that may be requested by any Governmental Authority (including the Antitrust Division of the United States Department of Justice and the United States Federal Trade Commission) pursuant to the HSR Act, and shall cooperate in connection with any filing under applicable antitrust Laws and in connection with resolving any investigation or other inquiry concerning the transactions contemplated by this Agreement commenced by any Governmental Authority, including the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, or the office of any state attorney general.

(c) In furtherance and not in limitation of the terms of Section 6.5(a), as promptly as practicable following the execution and delivery of this Agreement, Buyer shall take, or cause to be taken, all action necessary, proper or advisable to obtain all financing necessary to make the payments required under Article II, to pay all fees and expenses to be paid by Buyer in connection with the transactions contemplated by this Agreement and to satisfy any other payment obligations that Buyer may incur in connection with, and that may be required in order to consummate, the transactions contemplated by this Agreement.

(d) Notwithstanding any other covenant contained in this Section 6.5 or elsewhere in this Agreement, in connection with the receipt of any necessary approvals or consents or the giving of any notices (including any of the foregoing required under the HSR Act), neither Buyer, any of its Affiliates, the Company nor any of its Subsidiaries shall be required to (i) divest or hold separate any business, assets or operations or (ii) otherwise take or commit to take any action to the extent that taking or committing to take such action would (A) materially and adversely affect Buyer and its Subsidiaries, or the business of Buyer and its Subsidiaries, in each case, taken as a whole, or (B) materially and adversely affect the benefits expected to be derived by Buyer from the transactions contemplated herein (any of the foregoing, an “Unacceptable Restraint”).

SECTION 6.6 Further Action. Subject to the terms and conditions provided in this Agreement, each of the parties to this Agreement shall use its commercially reasonable efforts to deliver, or cause to be delivered, such further certificates, instruments and other documents, and to take, or cause to be taken, such further actions, as may be necessary, proper or advisable under applicable Law to consummate and make effective the transactions contemplated by this Agreement.

SECTION 6.7 Tax Matters.

(a) All Tax Returns of the Company required to be filed between the date hereof and the Closing (i) will be filed by the Company when due (after taking into account timely filed extensions) in accordance with all applicable Laws and (ii) as of the time of filing, will be complete and accurate in all respects. The Company will promptly deliver to Buyer true, correct and complete copies of all Tax Returns of the Company that are prepared on or after the date hereof and prior to the Closing. The Company shall pay all Taxes with respect to such Tax Returns.

(b) Buyer shall be responsible for filing or causing to be filed all Tax Returns required to be filed by the Company other than Tax Returns described in Section 6.7(a) above, and Buyer shall, subject to Section 6.7(c) below, pay or cause to be paid the Taxes shown to be due on any such Tax Returns.

(c) Subject to the limitations of Article IX, Sellers will indemnify and hold harmless Buyer for (i) any Taxes imposed on or payable with respect to the Company or any of its Subsidiaries for any Pre-Closing Tax Period and (ii) any Taxes of any person (other than the Company and its Subsidiaries) imposed on the Company or any of its Subsidiaries (as of the Closing) as a transferee or successor, by contract or pursuant to any law, rule, or regulation, which Taxes relate to an event or transaction occurring before the Closing, to the extent such Taxes described in clauses (i) and (ii) of this Section are not included as a liability on the Balance Sheet.

(d) In order to apportion appropriately any Taxes relating to a Straddle Period to the Pre-Closing Tax Period, the parties hereto shall, to the extent permitted under applicable Law, elect with the relevant Taxing Authority to treat for all Tax purposes the Closing Date as the last day of the taxable year or period of the Company. In any case where applicable Law does not permit the Company to treat the Closing Date as the last day of the taxable year or period, the portion of any Taxes that are allocable to the Pre-Closing Tax Period shall be: (A) in the case of Taxes that are imposed on a periodic basis (and not based on invoices, receipts, sales or payments), deemed to be the amount of such Taxes for the entire period multiplied by a fraction the numerator of which is the number of calendar days in the Straddle Period ending on (and including) the Closing Date and the denominator of which is the number of calendar days in the entire relevant Straddle Period, and (B) in the case of Taxes not described in (A) (such as taxes that are either (x) income taxes, or (y) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible)), deemed equal to the amount that would be payable if the taxable year or period ended and the books closed at the close of the Closing Date.

(e) After the Closing Date, Sellers shall (i) provide to Buyer such assistance as may reasonably be requested by Buyer in connection with the preparation, or audit or other controversy, of or with respect to any Tax Return with respect to Pre-Closing Tax Periods and Straddle Periods and (ii) retain, or cause to be retained, for so long as any such taxable years or audits shall remain open for adjustments, any records or information which may be relevant to any such Tax Returns or audits.

(f) At or prior to the Closing, the Company shall deliver to Buyer a certificate described in Treasury Regulations Section 1.1445-2(c) (a “FIRPTA Certificate”) in form and substance reasonably acceptable to Buyer establishing that the transactions contemplated by this Agreement are not subject to withholding under Section 1445 of the Internal Revenue Code.

(g) All transfer, documentary, sales and use, registration, value-added, stamp or other similar Taxes, if any, arising out of or in connection with the transactions contemplated by this Agreement (collectively, “Transfer Taxes”) shall be paid by Buyer when due, and Buyer shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes. Buyer and the Sellers shall cooperate fully, as and to the extent reasonably requested by the other party, in the preparation, execution and filing of all Tax Returns, applications or other documents regarding any Transfer Taxes that become payable in connection with the transactions contemplated by this Agreement.

SECTION 6.8 Employee Benefit Matters.

(a) Buyer agrees that, for a period beginning on the Closing Date and ending on the first anniversary of the Closing Date (the “Benefits Continuation Period”), Buyer shall, and shall cause the Company and its Subsidiaries to, provide employee benefits to Company Employees that are substantially similar in the aggregate to the benefits that are provided under the Company Benefit Plans immediately prior to the Closing. Nothing in this Section 6.8 shall be construed in any way to increase or extend the obligations of the Buyer, the Company or any Subsidiary of the Company under the terms of such Company Benefit Plans or to restrict existing rights of the Company or any such Subsidiary to terminate or modify such Company Benefit Plans. With respect to any benefit plans of the Buyer in which Company Employees may be eligible to participate after the Closing Date, the Buyer shall: (A) waive any limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Company Employees to the extent it would not have prevented coverage under the Company Benefit Plans; (B) provide each Company Employee with credit for any co-payments and deductibles paid on or prior to the Closing Date during the year in which the Closing Date occurs in satisfying any applicable deductible or out-of-pocket requirements to the extent it would be recognized under the Company Benefit Plans and (C) recognize all service of the Company Employees with the Company or any Affiliate or predecessor thereof for purposes of eligibility to participate, vesting credit and entitlement for benefits (other than benefit accruals), except to the extent such treatment would result in duplicative benefits. Nothing contained in this Agreement shall confer any third-party beneficiary rights or other rights or remedies upon any Company Employee.

(b) While it is Buyer’s present intention to provide, during the Benefits Continuation Period, each Company Employee with a base salary that is no less favorable than the base salary that was in effect for such Company Employee immediately prior to the Closing, Buyer reserves the right to adjust the base salaries of the Company Employees in its sole and absolute discretion following the Closing Date.

(c) As of the Closing, NYX shall issue RSUs pursuant to Restricted Stock Unit Agreements substantially in the form attached hereto as Exhibit F (an “RSU Agreement”), which such RSUs shall be subject to the NYX Stock Incentive Plan and shall vest in accordance with the terms set forth in the RSU Agreement, shall be issued in accordance with and subject to Exhibit G.

SECTION 6.9 Notification of Certain Matters.

(a) The Company shall give prompt written notice to Buyer of (i) any Actions by any Governmental Authority commenced or, to the Knowledge of the Company, threatened, involving or affecting the Company or any of its Subsidiaries or any of their property or assets and (ii) any notice of, or other communication relating to, a default or event which, with notice or lapse of time or both, would become a default, received by the Company or any of its Subsidiaries subsequent to the date of this Agreement and prior to the Closing, under any Listed Contract or any Contract entered into after the date of this Agreement that if in effect on the date hereof would be a Listed Contract, to which the Company or any of its Subsidiaries is a party or is subject.

(b) The Company, on the one hand, and Buyer, on the other hand, shall give prompt written notice to the other party of (i) any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated hereby or (ii) any Material Adverse Effect on the Company or a material adverse effect on the ability of Buyer to consummate the transactions contemplated hereby, as the case may be. The Company shall give prompt written notice to Buyer, and Buyer shall give prompt written notice to the Company, of the occurrence, or failure to occur, of any event that would be reasonably likely to result in a failure to satisfy the closing conditions set forth in Section 7.2 as it relates to Company or any Seller, or Section 7.1 as it relates to the Buyer.

(c) The Company shall give notice to Buyer, and Buyer shall give notice to the Company, promptly upon becoming aware of any occurrence, or failure to occur, of any event, which occurrence or failure to occur has caused or could reasonably be expected to cause any representation or warranty in this Agreement to be untrue or inaccurate in any material respect at any time after the date of this Agreement and prior to the Closing.

(d) If the Company gives Buyer a notice pursuant to this Section 6.9 that discloses an occurrence, or failure to occur, of any event, which occurrence or failure to occur makes it impossible for the Company to satisfy the condition set forth in Section 7.2(a)(i) or (ii) (any such notice, a “Company Notice”), then Buyer shall have the right to terminate this Agreement by providing written notice of such termination to the Company within ten (10) days of Buyer’s receipt of the Company Notice, with such termination being Buyer’s sole and exclusive remedy relating to any matters set forth in the Company Notice. If Buyer fails to provide written notice of such termination to the Company within ten (10) days of Buyer’s receipt of the Company Notice, then the Company Notice shall be deemed to have amended the Company Disclosure Schedule, to have qualified the representations and warranties in Article III, and to have cured any misrepresentation or breach of representation or warranty that otherwise might have existed hereunder by reason of the occurrence, or failure to occur, of the event or events set forth in the Company Notice.

SECTION 6.10 Indemnification; Directors’ and Officers’ Insurance. From and after the Closing until the sixth anniversary thereof, NYX shall, and shall cause the Company and its Subsidiaries to, (i) indemnify and hold harmless each present and former director and officer of the Company and each present and former director and officer of each of its Subsidiaries (collectively, the “Company Indemnitees”), against any Damages incurred or suffered by any of the Company Indemnitees in connection with any liabilities or any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, to the fullest extent that the Company or any of its Subsidiaries would have been permitted under applicable Law and under the Company Certificate of Incorporation and Company Bylaws, or other organizational documents of any Subsidiary of the Company, in each case as in effect on the date of this Agreement, to indemnify such Company Indemnitees and (ii) advance expenses as incurred by any Company Indemnitee in connection with any matters for which such Company Indemnitee is entitled to indemnification from NYX pursuant to this Section 6.10(a) to the fullest extent permitted under applicable Law or, if greater and permitted under applicable Law, under the Company Certificate of Incorporation and Company Bylaws, or other organizational documents of any Subsidiary of the Company; provided, however, that the Company Indemnitee to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Company Indemnitee is not entitled to indemnification under applicable Law, the Company Certificate of Incorporation and Company Bylaws, or other organizational documents of any Subsidiary of the Company, or pursuant to this Section 6.10.

SECTION 6.11 Provision Regarding Legal Representation. Each of the parties to this Agreement hereby agrees, on its own behalf and on behalf of its directors, members, partners, officers, employees and Affiliates, that DLA Piper US LLP, DLA Piper Scotland LLP and DLA Piper UK LLP (collectively “DLA Piper”) may serve as counsel to each and any Seller and their respective Affiliates (individually and collectively, the “Seller Group”), on the one hand, and the Company, on the other hand, in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and that, following consummation of the transactions contemplated hereby, DLA Piper (or any of its successors) may serve as counsel to the Seller Group or any director, member, partner, officer, employee or Affiliate of the Seller Group, in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement notwithstanding such representation, and each of the parties hereto hereby consents thereto and waives any conflict of interest arising therefrom, and each of such parties shall cause any Affiliate thereof to consent to waive any conflict of interest arising from such representation; provided, however, that DLA Piper shall not represent any member of the Seller Group, or any director, member, partner, officer, employee or Affiliate of the Seller Group, in any litigation, adversarial proceeding or adversarial negotiation or position against another member of the Seller Group.

SECTION 6.12 Access to Records and Personnel.

(a) Exchange of Information. After the Closing, Buyer and the Company agree to provide, or cause to be provided, as soon as reasonably practicable after written request therefor and at the requesting Seller’s sole expense, reasonable access, during normal business hours, to Buyer’s and the Company’s employees and to any books, records, documents, files and correspondence in the possession or under the control of Buyer and the Company that the requesting Seller reasonably needs (i) to comply with reporting, disclosure, filing or other requirements imposed on such Seller (including under applicable securities Laws) by a Governmental Authority having jurisdiction over such Seller; (ii) for use in any other judicial, regulatory, administrative or other proceeding or in order to satisfy Tax, audit, accounting, claims, regulatory, litigation or other similar requirements or (iii) to comply with its obligation under this Agreement; provided, however, that in the event that Buyer or the Company determines that any such provision of information could be commercially detrimental, violate any Law or agreement, or waive any attorney-client or other similar privilege, Buyer, the Company and the requesting Seller shall take all reasonable measures to permit the compliance with such obligations in a manner that avoids any such harm or consequence, and Buyer and the Company will not be under any obligation to provide such information to the extent it would result in such consequence notwithstanding such measures.

(b) Financial and Other Information. After the Closing, Buyer and the Company shall provide, or cause to be provided, to each requesting Seller such financial and other data and information reasonably available and in its possession (in such form as is reasonably available to it) as is reasonably requested by such Seller and necessary in order for such other party to prepare its financial statements and reports or filings, including Tax Returns, with any Governmental Authority; provided that the provisions of this Section 6.12(b) shall in no way obligate Buyer or the Company or any of their respective Subsidiaries to prepare any financial statements.

(c) Ownership of Information. Any information owned by Buyer or the Company that is provided to a Seller pursuant to this Section 6.12 shall be deemed to remain the property of Buyer or the Company, as the case may be, and shall be subject to Section 6.4(c). Unless specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights of license or otherwise in any such information.

(d) Record Retention. Except as otherwise provided herein, Buyer and the Company agree to use their reasonable commercial efforts to retain the books, records, documents, instruments, accounts, correspondence, writings, evidences of title and other papers relating to the Company Business in their respective possession or control for a commercially reasonable period of time, consistent with their regular document retention policies, following the Closing Date or for such longer period as may be required by Law or until the expiration of the relevant representation or warranty under this Agreement and any related claim of indemnification related thereto.

(e) Limitation of Liability. Buyer and the Company shall not have any liability to any Seller in the event that any information exchanged or provided pursuant to this Section 6.12 is found to be inaccurate.

(f) Production of Witnesses; Records; Cooperation. After the Closing, in the case of a legal or other proceeding (including a claim for indemnification) between two or more of the parties or between one or more of the parties and a third party relating to the Company Business, this Agreement (including any matters subject to indemnification hereunder) or the transactions contemplated hereby, each party shall use its reasonable best efforts to make available to the other party, upon written request, itself (in the case of an individual) and the former (to the extent practicable), current (to the extent practicable) and future officers, employees, other personnel and agents of such party as witnesses and any books, records or other documents within its control or which it otherwise has the ability to make available (other than materials covered by the attorney-client privilege), to the extent that any such Person (giving consideration to business demands of such individual party, directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required, relevant or helpful in connection with any legal, administrative or other proceeding in which a party may from time to time be involved, regardless of whether such legal, administrative or other proceeding is a matter with respect to which indemnification may be sought hereunder. The requesting party shall bear all out-of-pocket costs and expenses in connection with the foregoing.

SECTION 6.13 Company Expenses. The Company, at least three (3) Business Days prior to the Closing, shall deliver to Buyer (a) a schedule setting forth a good faith estimate of all Company Expenses incurred or to be incurred by the Company or any of its Subsidiaries, whether or not paid or accrued at such time, the payee thereof and payment instructions for such payee to the extent such Company Expenses have not been paid, and, (b) with respect to any Company Expenses paid prior to the Closing Date, a schedule setting forth such Company Expenses, the amount of such Company Expenses and reasonable evidence of such payment.

SECTION 6.14 No Solicitation; Alternate Transactions.

(a) The Company and each Seller agrees that, following the execution of this Agreement, it shall not, and shall ensure that its respective Representatives do not, directly or indirectly: (i) solicit, initiate, encourage, knowingly facilitate or induce any inquiry with respect to, or the making, submission or announcement of, any Acquisition Proposal (as defined below); (ii) participate in any discussions or negotiations regarding, or furnish to any Person any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal; (iii) engage in discussions with any Person with respect to any Acquisition Proposal; (iv) approve, endorse or recommend any Acquisition Proposal; or (v) enter into any letter of intent or similar document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Proposal or transaction contemplated thereby. The Company and each Seller shall, and shall ensure that its respective Representatives, immediately cease any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal.

(b) As promptly as practicable, but in any event within 24 hours, after receipt by the Company, a Seller or any of their respective Representatives of any Acquisition Proposal or any request for nonpublic information or inquiry that it reasonably believes would lead to an Acquisition Proposal, the Company or applicable Seller, as the case may be, shall provide Buyer with oral and written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the Person or group making any such Acquisition Proposal, request or inquiry and a copy of all written materials provided in connection with such Acquisition Proposal, request or inquiry. The Company or applicable Seller, as the case may be, shall provide Buyer as promptly as practicable with oral and written notice setting forth all such information as is reasonably necessary to keep Buyer informed in all material respects of the status and details (including amendments or proposed amendments) of any such Acquisition Proposal, request or inquiry. The provisions of this Section 6.14(b) apply only to Acquisition Proposals and/or requests for information received after the execution of this Agreement.

(c) For purposes of this Agreement, “Acquisition Proposal” shall mean any offer or proposal, relating to any transaction or series of related transactions involving: (i) any purchase or acquisition (whether though a sale, transfer or otherwise) from such party or acquisition by any person or “group” (as defined under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder) of any equity interests (including any capital stock) or Stock Rights in the Company or any of its Subsidiaries or any merger, consolidation, business combination, recapitalization or similar transaction involving the Company or any of its Subsidiaries, (ii) any sale, lease, exchange, transfer, license, acquisition or disposition of a material portion of the assets of the Company and its Subsidiaries (other than non-exclusive licenses of the Company Products to customers in the ordinary course of business consistent with past practices), (iii) any liquidation or dissolution of the Company or any of its Subsidiaries or (iv) any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the transactions contemplated by this Agreement (provided, however, the transactions contemplated hereby shall not be deemed an Acquisition Proposal in any case).

(d) Notwithstanding anything to the contrary in this Section 6.14, the covenant set forth in this Section 6.14 shall in no way apply to or otherwise limit any brokerage or lending activity of ML IBK or any of its Affiliates, with respect to any activity unrelated to the investment of ML IBK in the Company and its ownership of the Stock, ML Convertible Note and ML Warrants.

SECTION 6.15 Noncompetition; Nonsolicitation.

(a) Ron Verstappen (the “Restricted Equity Holder”) agrees, for a period of three (3) years following the Closing Date (the “Restricted Period”), that the Restricted Equity Holder shall not, and shall not permit any Person who at the time is its Affiliate to, engage (for its own account or for the benefit of any other Person), directly or indirectly, as a principal, proprietor, partner, officer, employee, independent contractor, broker, consultant, agent, investor, solely or jointly with others, or as a stockholder, member or other owner in or of any Person, in any business or activity that, in whole or in part, competes with, or is substantially similar to, in whole or in part, the business of the delivery and management of financial transactions, information related to financial transactions and financial information, including the Company Business (the “Restricted Business”); provided, however, that this Section 6.15(a) shall not prohibit the Restricted Equity Holder or any Affiliate thereof from making investments in any Person that competes, directly or through an Affiliate, with the Restricted Business or any part thereof, such investments not to exceed more than five percent (5%) of the total voting power of such Person, subject to such investment being a passive investment where neither the Restricted Equity Holder nor any Affiliate thereof (A) intends to or has the right to influence (other than through the voting of shares) or direct the operations or management of any such Person or (B) is a participant with any other Person in any group with such intention or right.

(b) The Restricted Equity Holder agrees that during the Restricted Period, neither such Seller nor any of its Affiliates shall, directly or indirectly, solicit, divert, take away or attempt to solicit, divert or take away (i) any Person that was a customer or significant supplier to (or, in each case, Affiliates thereof) the Company or any of its Subsidiaries within the two (2) year period immediately prior to the Closing or during the Restricted Period or (ii) any Person that was a potential customer to whom the Company or any of its Subsidiaries marketed any Company Products during the 6 month period immediately prior to the Closing or during the Restricted Period, in each case for any purpose with respect to any matter, activity or service within the scope of the Restricted Business, or contact or communicate with any such Person for any such purpose.

(c) The Restricted Equity Holder agrees that during the Restricted Period, neither the Restricted Equity Holder nor any of its Affiliates shall, directly or indirectly, solicit for employment, attempt to employ or employ any Company Employee (or contact or communicate with any Company Employee for any such purpose); provided, however, that such restrictions shall not apply to Company Employees who are terminated by Buyer or its Affiliates; provided, further, that the Restricted Equity Holder or any of its Affiliates may employ a Company Employee who (i) initially contacts the Restricted Equity Holder or its Affiliate without solicitation by the Restricted Equity Holder or its Affiliate, or (ii) responds to any general media solicitation of employment or engagement by the Restricted Equity Holder or its Affiliate.

(d) The Restricted Equity Holder acknowledges and agrees, on behalf of itself and its Affiliates, that (i) the Restricted Business is conducted throughout the world and that the duration and scope of the covenants and agreements contained in this Section 6.15 are fair, reasonable and necessary to preserve the goodwill and proprietary rights of the Restricted Business and Buyer and its Affiliates and (ii) that the Restricted Equity Holder is entering into, on behalf of itself and its Affiliates, the covenants and agreements contained in this Section 6.15 in contemplation of, and consideration for, the transactions contemplated by this Agreement. The Restricted Equity Holder further acknowledges and agrees, on behalf of itself and its Affiliates, that any breach of any of the obligations set forth in this Section 6.15 would result in irreparable damage to the Restricted Business and Buyer and its Affiliates, which could not be compensated by monetary damages alone. Therefore, in addition to all other legal or equitable remedies that may be available to Buyer or its Affiliates for any breach of this Section 6.15, the Restricted Equity Holder agrees that Buyer and its Affiliates shall be entitled to equitable relief, including an injunction enjoining any breach or threatened breach and specific performance of this Section 6.15, as a remedy for any such breach, and the Restricted Equity Holder further waives any requirements for the securing or posting of any bond in connection with any such remedy.

(e) If any provision contained in this Section 6.15 shall for any reason be held invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Section 6.15, but this Section 6.15 shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. It is the intention of the parties that if any of the restrictions or covenants contained herein is held to cover a geographic area or to be for a length of time which is not permitted by applicable Law, or in any way construed to be too broad or to any extent invalid, such provision shall not be construed to be null, void and of no effect, but to the extent such provision would be valid or enforceable under applicable Law, a court of competent jurisdiction shall construe and interpret or reform this Section 6.15 to provide for a covenant having the maximum enforceable geographic area, time period and other provisions (not greater than those contained herein) as shall be valid and enforceable under such applicable Law.

SECTION 6.16 Post-closing Collection of Aged Receivables.

(a) One Business Day prior to the Closing, the Company shall deliver to Buyer a schedule (the “Aged Receivables Schedule”) setting forth a true and accurate list of all Accounts Receivable in excess of 120 days outstanding (i.e., Accounts Receivable that have a date of invoice that is more than 120 days prior to the Closing Date) (such Accounts Receivable, the “Aged Receivables”). The Aged Receivables Schedule shall contain the invoice number, the date of the invoice and the amount outstanding.

(b) Following the Closing, Jonathan Lambert (the “Receivables Representative”), at his own expense (subject to reimbursement as provided in this Section 6.16), and not as an employee of the Company or Buyer, shall be entitled, on behalf of the Company and Buyer, to (i) collect and otherwise enforce all payments, late charges and other related amounts due under the Aged Receivables; and (ii) exercise all rights and remedies under any contracts or agreements governing the Aged Receivables. The Receivables Representative shall have the exclusive right to waive, modify, extend, renew, release, or discharge the terms of any Aged Receivable. The Company and Buyer agree to fully cooperate, upon the Receivables Representative’s reasonable request and at the Receivables Representative’s expense, with the collection of the Aged Receivables and enforcement of all rights and remedies under any contracts or agreements governing the Aged Receivables.

(c) All amounts collected from Aged Receivables, whether received by the Receivables Representative or the Company, or any of their respective Affiliates, shall be for the account of the Equity Holders, without deduction or offset (except for costs and expenses incurred by the Receivables Representative), and increased by the late fee, if any, the Company is obligated to pay pursuant to Section 6.16(d) (such amounts, as reduced by such costs and expenses, if any, and as increased by such fee, if any, “Aged Receivables Amounts”). In the event Aged Receivables are recovered by the Company, an Aged Receivable is paid directly to the Company or an Aged Receivable is delivered to the Company by the Receivables Representative, the Company shall segregate the same, and not commingle such collections with the Company’s own funds, and hold such amounts for the account of the Equity Holders. Within thirty (30) days after May 31 and December 31 of each year, the Company shall calculate the Aged Receivables Distributions, if any, payable to the Combined Holders, and shall provide the Seller Representative with a summary of the Aged Receivables Distributions and the names of the applicable Combined Holders. The Seller Representative shall have ten (10) days to reasonably object to any information or calculation set forth in the notice from the Company. The day after such ten (10) day period, if the Seller Representative has not objected, and subject to Section 2.11, the Company shall distribute to the Seller Representative an amount equal to the sum of the Aged Receivables Distributions to be made to the Combined Holders. Following receipt by the Seller Representative of such amount and information, the Seller Representative shall make Aged Receivables Distributions to the applicable Combined Holders pursuant to the provisions of Section 10.15, and neither NYX nor Buyer shall have any further liability with respect to the Aged Receivables Amounts, including any liability in regard to distributions of Aged Receivables Amounts made by the Seller Representative.

(d) In the event the Company fails to distribute Aged Receivables Amounts (other than the fee pursuant this Section 6.16(d)) payable to Combined Holders to the Seller Representative within the time limits established by Section 6.16(c) (such amounts that the Company fails to timely deliver, “Overdue Amounts”), the Company shall be obligated to pay a late fee equal to two percent (2%) of such Overdue Amount for each month following the applicable time limit, until such Overdue Amounts are distributed to the Seller Representative as required by Section 6.16(c). Any late fee due under this Section 6.16(d) shall also be distributed to the Seller Representatives for distribution pursuant to the provisions of Section 10.15 as part of the Aged Receivables Amounts.

(e) All costs or expenses incurred by the Receivables Representative in the collection of the Aged Receivables shall be deducted from the amounts collected from the Aged Receivables prior to distribution by the Seller Representative.

(f) For so long as Aged Receivables remain outstanding, both the Company and the Receivables Representative shall keep books and records of account, in which full and correct entries shall be made on a timely basis of all amounts collected or received from Aged Receivables. On a monthly basis, each of the Receivables Representative and the Company shall provide the other with an accounting of such collection activity and amounts collected or received from Aged Receivables.

(g) The Company hereby grants to the Receivables Representative a limited power-of-attorney to (i) collect and otherwise enforce all payments, late charges and other related amounts due under the Aged Receivables; and (ii) exercise all rights and remedies under any contracts or agreements governing the Aged Receivables, all on behalf of the Company as contemplated under this Section 6.16; provided, however that nothing in this Section 6.16 shall be deemed to authorize the Receivables Representative to take any illegal or unethical action, to take any action that is materially more aggressive than the collection activities pursued by the Company in the ordinary course of its business prior to the Closing, or to take any action that would reasonably be expected to materially interfere with any relationship between the Company and any of the Company’s then-current customers; and provided, further that in no event shall the Company be required to cooperate in any activity described in the preceding proviso.

SECTION 6.17 Pre-Closing Exercise of Vested Options. In the event prior to Closing a Combined Holder exercises a Vested Option, the Company and the Sellers shall use their reasonable best efforts to cause the exercising Combined Holder to execute a counterpart to this Agreement and become a “Seller” and therefore be bound by the terms and conditions of this Agreement pursuant to Section 10.16.

SECTION 6.18 Invention Assignment Agreements. The Company and the Sellers shall use their reasonable best efforts to cause Virginia Faro Maza to execute, at or prior to the Closing, an agreement regarding the protection of proprietary information and the assignment to the Company of any Intellectual Property arising from services performed for the Company or any of its Subsidiaries by Virginia Faro Maza, which agreement shall be in a form reasonably acceptable to the Buyer.

ARTICLE VII.

CONDITIONS TO CLOSING

SECTION 7.1 Conditions to Obligations of the Company and the Sellers. The obligations of the Company and the Sellers to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction, fulfillment or written waiver by the Company, at or prior to the Closing, of each of the following conditions:

(a) Representations and Warranties; Covenants of Buyer. (i) The representations and warranties of Buyer set forth in Article V, and NYX pursuant to Section 10.16, that are qualified as to material adverse effect or materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, as of the Closing, with the same force and effect as if made as of the Closing or, in the case of representations and warranties which address matters only as of a particular date, as of such date, and in each case with only such exceptions as have not, individually or in the aggregate, had a material adverse effect on the ability of Buyer to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement; (ii) the covenants and agreements set forth in this Agreement to be performed or complied with by Buyer at or prior to the Closing shall have been performed or complied with in all material respects; and (iii) the Company shall have received a certificate of Buyer, dated as of the Closing Date, certifying as to the matters set forth in clauses (i) and (ii) of this Section 7.1(a).

(b) No Governmental Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting the consummation of the transactions contemplated by this Agreement.

(c) No Actions. No Action (whether brought by a Governmental Authority or other Person) shall be pending or threatened and not withdrawn, revoked, dismissed or otherwise rescinded which seeks any of the results described in Section 7.1(b) above.

(d) HSR Act. The waiting period under the HSR Act, if applicable, shall have expired or been terminated.

(e) Governmental Approvals. All consents and approvals of Governmental Authorities necessary for consummation of the transactions contemplated by this Agreement shall have been obtained.

(f) Escrow Agreement. Each of Buyer and the Escrow Agent shall have entered into the Escrow Agreement.

SECTION 7.2 Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction, fulfillment or written waiver by Buyer, at or prior to the Closing, of each of the following conditions:

(a) Representations and Warranties; Covenants of the Company. (i) The representations and warranties of the Company set forth in Article III, but excluding those contained in Section 3.14, that are qualified as to Material Adverse Effect or materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, as of the Closing, with the same force and effect as if made as of the Closing or, in the case of representations and warranties which address matters only as of a particular date, as of such date, and in each case with only such exceptions as have not, individually or in the aggregate, had a Material Adverse Effect; (ii) the representations and warranties of the Company set forth in Section 3.14 that are qualified as to Material Adverse Effect or materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, as of the Closing, with the same force and effect as if made as of the Closing or, in the case of representations and warranties which address matters only as of a particular date, as of such date; (iii) the covenants and agreements set forth in this Agreement to be performed or complied with by the Company at or prior to the Closing shall have been performed or complied with in all material respects; and (iv) Buyer shall have received a certificate of the Company, dated as of the Closing Date, certifying as to the matters set forth in clauses (i), (ii) and (iii) of this Section 7.2(a).

(b) Representations and Warranties; Covenants of Sellers. (i) The representations and warranties of the Sellers in Article IV that are qualified as to material adverse effect or materiality shall be true and correct, and those not so qualified shall be true and correct in all material respects, as of the Closing, with the same force and effect as if made as of the Closing or, in the case of representations and warranties which address matters only as of a particular date, as of such date, and in each case with only such exceptions as have not, individually or in the aggregate, had a material adverse effect on the ability of one or more of the Sellers to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement; and (ii) the covenants and agreements set forth in this Agreement to be performed or complied with by the Sellers at or prior to the Closing shall have been performed or complied with in all material respects.

(c) No Governmental Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and (i) has the effect of making the transactions contemplated by this Agreement illegal or otherwise restraining or prohibiting the consummation of the transactions contemplated by this Agreement or (ii) imposes any Unacceptable Restraint.

(d) No Actions. No Action (whether brought by a Governmental Authority or other Person) shall be pending or threatened and not withdrawn, revoked, dismissed or otherwise rescinded which seeks any of the results described in Section 7.2(c) above.

(e) HSR Act. The waiting period under the HSR Act, if applicable, shall have expired or been terminated.

(f) Governmental Approvals. All consents and approvals of Governmental Authorities necessary for consummation of the transactions contemplated by this Agreement shall have been obtained.

(g) Reserved.

(h) Escrow Agreement. Each of the Seller Representative and the Escrow Agent shall have entered into the Escrow Agreement.

(i) Resignations. Each of the Company and its Subsidiaries shall have delivered to Buyer signed letters of resignation from each director of the Company and its Subsidiaries specified by Buyer pursuant to which each such director resigns from his or her position as a director and makes such resignation effective at or prior to the Closing.

(j) Certain Payments. The Company and its Subsidiaries shall have made the payments contemplated by Section 2.2(a) and provided Buyer with evidence of such payments reasonably acceptable to Buyer.

(k) No Additional SEC Obligations or Oversight. The SEC shall not have taken or threatened to take any action that would impose, or would be reasonably likely to impose, any additional material obligation (operational, financial or otherwise) on Buyer or any of its Affiliates, or that would subject Buyer or any of its Affiliates to any additional material regulatory oversight, that in each case is not applicable to Buyer or its Affiliates immediately prior to the Closing but would be applicable subsequent to the Closing due to the consummation of the transactions contemplated hereby.

(l) 280G Approval. The Company shall solicit the necessary stockholder approval of any payments or benefits which would otherwise be an “excess parachute payment” under Section 280G of the Internal Revenue Code as a result of the transactions contemplated by this Agreement and shall deliver to the Buyer reasonable evidence that (A) the stockholder approval was solicited in conformance with Section 280G and the regulations promulgated thereunder and the necessary stockholder approval was obtained with respect to any payments and/or benefits that were subject to the stockholder vote (the “280G Approval”), or (B) that the 280G Approval was not obtained and as a consequence, that such “parachute payments” shall not be made or provided, as authorized under the waivers of those payments and/or benefits which were executed by all of the affected individuals, to the extent necessary to avoid treatment as an excess parachute payment. Any documentation submitted to stockholders and affected individuals in connection with the Company’s seeking the 280G Approval shall be presented to the Buyer for its review and approval (which approval will not be unreasonably withheld, conditioned or delayed) prior to any submission to the stockholders or the affected individuals.

(m) Waivers relating to Source Code Matters. The Company shall have obtained an irrevocable waiver, in form and substance reasonably satisfactory to Buyer, by Bear, Stearns & Co., Inc. (“Bear Stearns”) of any rights Bear Stearns may have under that certain Master Software Licensing and Services Agreement dated as of January 20, 2005 by and between Bear Stearns and the Company, as may have been amended from time to time, to have any Source Code addressed or covered by such agreement released to Bear Stearns, whether out of escrow or otherwise, resulting from the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder, or the consummation by the Company of the transactions contemplated by this Agreement.

(n) Transfer of Stock. The instruments of transfer for the shares of Stock transferred to Buyer at the Closing shall represent at least ninety percent (90%) of the Stock issued and outstanding as of the Closing Date.

(o) Material Adverse Effect. No Material Adverse Effect on the Company shall have occurred since the date of this Agreement and be continuing.

ARTICLE VIII.

TERMINATION

SECTION 8.1 Termination.

(a) This Agreement may be terminated at any time prior to the Closing:

(i) by the mutual written consent of Buyer and the Company (on behalf of itself and the Sellers);

(ii) by either the Company (on behalf of itself and the Sellers), on the one hand, or Buyer, on the other hand, by written notice to the other party if any Governmental Authority with jurisdiction over such matters shall have issued a Governmental Order permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Governmental Order shall have become final and unappealable; provided, however, that the terms of this Section 8.1(a)(ii) shall not be available to any party unless such party shall have used its commercially reasonable efforts (with the understanding that in no event shall any party be required to take or commit to take any action that would constitute an Unacceptable Restraint) to oppose any such Governmental Order or to have such Governmental Order vacated or made inapplicable to the transactions contemplated by this Agreement to which such Governmental Order relates;

(iii) by either (A) Buyer, if there has been a material misrepresentation or material breach on the part of the Company or a Seller in the representations, warranties or covenants set forth in this Agreement that would result in a failure to satisfy the closing conditions set forth in Section 7.2 or (B) the Company (on behalf of itself and the Sellers), if there has been a material misrepresentation or material breach on the part of Buyer in the representations, warranties or covenants set forth in this Agreement that would result in a failure to satisfy the closing conditions set forth in Section 7.1, in each case which is not cured within twenty (20) Business Days after the relevant party has been notified in writing by the other of the intent to terminate this Agreement pursuant to this Section 8.1(a)(iii); and

(iv) by the Company (on behalf of itself and the Sellers), on the one hand, or Buyer, on the other hand, by written notice to the other party if the Closing shall not have occurred on or prior to April 15, 2008 (the “Termination Date”); provided, however, that if a consent that is necessary and material to consummate the transactions contemplated hereby has not been obtained from a Governmental Authority, the Termination Date shall be extended to June 15, 2008, unless the failure of the Closing to have occurred on or prior to the Termination date (as extended if applicable) is the result of any action or inaction under this Agreement by the party seeking to terminate the Agreement pursuant to the terms of this Section 8.1(a)(iv).

SECTION 8.2 Effect of Termination. In the event of termination of this Agreement and abandonment of the transactions contemplated by this Agreement pursuant to and in accordance with Section 8.1, this Agreement shall forthwith become void and of no further force or effect whatsoever and there shall be no liability on the part of any party to this Agreement; provided, however, that notwithstanding the foregoing, nothing contained in this Agreement shall relieve any party to this Agreement from any Liability resulting from or arising out of any intentional, material breach of any agreement or covenant hereunder; and provided further, that notwithstanding the foregoing, the terms of Section 6.4, this Section 8.2 and Article X shall survive any termination of this Agreement, whether in accordance with Section 8.1 or otherwise.

ARTICLE IX.

INDEMNIFICATION

SECTION 9.1 Survival of Representations, Warranties, Covenants and Indemnification Obligations. The representations and warranties of the Company, the Sellers, NYX and Buyer contained in this Agreement shall survive the Closing Date for a period of 18 months following the Closing Date. The covenants contained herein shall survive the Closing without limitation as to time until the covenant has been fully performed in accordance with its terms, in which case such covenant or agreement shall terminate at such time. Notwithstanding the foregoing, if written notice of a claim meeting the requirements of Section 9.3 has been given prior to the end of the applicable survival period by a party in whose favor such representations, warranties and covenants were made, then the relevant representations, warranties and covenants shall survive as to such claim, until the claim has been finally resolved. In accordance with the foregoing, the parties intend (x) if applicable and consistent with the foregoing, to shorten the statute of limitations and agree that no claims or causes of action may be brought against the Company, the Sellers or Buyer, as the case may be, based upon, directly or indirectly, any of the representations, warranties or covenants contained in this Agreement after the applicable survival period specified above and (y) as applicable and consistent with the foregoing, to permit claims or causes of action based upon, directly or indirectly, any of the representations, warranties or covenants contained in this Agreement so long as the applicable survival period specified above has not terminated even if longer than the statute of limitations applicable to general contract claims otherwise applicable hereto.

SECTION 9.2 Indemnification.

(a) Subsequent to the Closing, and subject to the terms and conditions of this Article IX, each Equity Holder shall, severally and not jointly, indemnify Buyer, its Affiliates (including the Company) and each of their respective officers, directors, employees, stockholders, partners and agents, as the case may be (collectively, the “Buyer Indemnified Parties”), against, and hold each of the Buyer Indemnified Parties harmless from, any Damages incurred by the Buyer Indemnified Parties arising out of or in connection with:

(i) (A) any failure of any representation or warranty of the Company contained in Article III of this Agreement to be true and correct both as of the date of this Agreement and as of the Closing, or (B) without limiting the foregoing, the failure of the certificate delivered by or on behalf of the Company pursuant to Section 7.2(a) to be true and correct with respect to Sections 7.2(a)(i), (ii) or (iii);

(ii) any claim, regardless of the legal theory thereof, brought or alleged by any Person claiming that prior to the Closing (1) the operation of the business of the Company and its Subsidiaries and/or (2) the Company, its Subsidiaries or any of their respective Affiliates or Representatives, has infringed, misappropriated or otherwise violated or is infringing, misappropriating or otherwise violating any Intellectual Property, to the extent such claim relates to or arises out of the operation of the business of the Company and its Subsidiaries as such business was conducted as of or prior to the Closing;

(iii) any claim, regardless of the legal theory thereof, brought or alleged by Reuters Group plc or any Affiliates thereof claiming that (A) prior to or as of the Closing, the employment by the Company or any of its Subsidiaries of any Company Employee, the provision of services by any such individual to the Company or any of its Subsidiaries, or (B) the continuing employment after the Closing of any such Company Employee employed at the Closing Date, has breached or breaches or otherwise has violated or violates any Contract with, or other duty or obligation to, Reuters Group plc or any of its Affiliates;

(iv) any breach or non-performance by the Company of any of its covenants or agreements contained in this Agreement that by their terms are to be performed after the Closing;

(v) any Taxes attributable to Pre-Closing Tax Periods, for which Sellers are responsible pursuant to Section 6.7(c);

(vi) any Taxes required to be withheld pursuant to applicable Law, including Section 280G of the Internal Revenue Code, with respect to any amounts payable as a result of the transactions contemplated by this Agreement;

(vii) any failure of any representations or warranty of any such Seller contained in Article IV of this Agreement to true and correct both of the date of this Agreement and as of the Closing;

(viii) any breach or non-performance by such Seller of any of its covenants or agreements contained in this Agreement; or

(ix) Any Excess Company Expenses for which a corresponding reduction in the Closing Payment was not made at Closing or for which a corresponding reduction in the Net Tangible Assets of the Company was not made to the Final Net Tangible Assets.

No Buyer Indemnified Party shall be entitled to recover more than once for the same Damages indemnified pursuant to this Section 9.2(a).

(b) any Damages payable to the Buyer Indemnified Parties pursuant to:

(i) Section 9.2(a)(i), (ii), (iii), (iv), (v), (vi) or (ix) shall be payable solely from the Indemnification Escrow Fund.

(ii) Any claims for indemnification by a Buyer Indemnified Party hereunder with respect to Damages resulting from fraud shall be made first by resort to the Indemnification Escrow Fund, and second, if the balance of the Indemnification Escrow Fund is insufficient to satisfy the entire amount of payments to be made to a Buyer Indemnified Party (the amount of such insufficiency, the “Shortfall Amount”), by seeking recourse to each Combined Holder, severally and not jointly, on a pro rata basis in accordance with the Combined Holders’ Total Consideration Percentages.

(iii) Any Damages payable to the Buyer Indemnified Parties pursuant to Section 9.2(a)(vii) or (viii) shall be payable from the Indemnification Escrow Fund to the extent of such Seller’s allocable share of the Indemnification Escrow Fund determined by multiplying the Indemnification Escrow Amount by such Seller’s Total Consideration Percentage, and any such payment shall not reduce the allocable shares of the Indemnification Escrow Fund of any other Seller.

(c) Subsequent to the Closing, and subject to the terms and conditions of this Article IX, Buyer and the Company shall indemnify each of the Equity Holders, their respective Affiliates (other than the Company), and each of their respective officers, directors, employees, members, partners and agents, as the case may be (collectively, the “Seller Indemnified Parties”), against, and hold each of the Seller Indemnified Parties harmless from, any Damages incurred by the Seller Indemnified Parties arising out of or in connection with:

(i) (A) any failure of any representation or warranty of Buyer contained in Article V of this Agreement to be true and correct both as of the date of this Agreement and as of the Closing, or (B) without limiting the foregoing, the failure of the certificate delivered by or on behalf of Buyer pursuant to Section 7.1(a) to be true and correct with respect to Sections 7.1(a)(i) or (ii); or

(ii) any breach or non-performance by Buyer of its covenants or agreements contained in this Agreement that by their terms are to be performed after the Closing.

No Seller Indemnified Party shall be entitled to recover more than once for the same Damages indemnified pursuant to this Section 9.2(c).

(d) No Buyer Indemnified Party or Seller Indemnified Party shall be entitled to recover under this Agreement any Damages to the extent such Damages consist of or are based upon punitive, consequential, or special or indirect damages, including diminution in value or lost profits, other than indemnification of amounts paid or payable to third parties in respect of any third-party claim for which indemnification hereunder is required.

SECTION 9.3 Notice of Claims.

(a) Any Buyer Indemnified Party or Seller Indemnified Party (any such party, an “Indemnified Party”) seeking indemnification hereunder shall, prior to the expiration of the applicable survival period, give to the party or parties obligated to provide indemnification under this Article IX (each such party, the “Indemnitor”), a notice (each such notice, a “Claim Notice”) describing in reasonable detail the facts giving rise to any claims for indemnification hereunder and shall include in such Claim Notice (if then known) the amount or the method of computation of the amount of such claim, and a reference to the provision of this Agreement or any agreement, certificate or instrument executed pursuant hereto or in connection herewith upon which such claim is based; provided, however, that a Claim Notice in respect of any action at Law or suit in equity by or against a third Person as to which indemnification will be sought shall be given within ten (10) days after the action or suit is commenced or in all other cases promptly after the Indemnified Party’s discovery of any matter that may give rise to an indemnification claim hereunder; and provided further, that failure to give such notice shall not relieve the Indemnitor of its obligations hereunder except to the extent it shall have been prejudiced by such failure.

(b) The Indemnitor shall agree to the amount or method of determination set forth in the Claim Notice and to pay such amount to such Indemnified Party in immediately available funds or provide such Indemnified Party with notice that it disagrees with the amount or method of determination set forth in the Claim Notice (any such notice, a “Dispute Notice”). A representative of Indemnitor and such Indemnified Party shall use commercially reasonable efforts to negotiate in a bona fide attempt to resolve the matter.

(c) The Indemnified Party shall cooperate and assist the Indemnitor in determining the validity of any claim for indemnity by the Indemnified Party and in otherwise resolving such matters, including, (i) permitting the Indemnitor to discuss the claim with such officers, employees, consultants and representatives of the Indemnified Party as the Indemnitor reasonably requests; (ii) permitting the Indemnitor to have reasonable access to the personnel, properties, books, records, papers, documents, plans, drawings, electronic mail, databases and computers of the Indemnified Party at reasonable hours to review information and documentation relative to the properties, books, records, papers, documents, plans, drawings, electronic mail, databases and computers, contracts, commitments and other records of the Indemnified Party; (iii) notifying the Indemnitor promptly of receipt by the Indemnified Party of any subpoena or other third party request for documents or interviews and testimony and providing to the Indemnitor copies of any documents produced by the Indemnified Party in response to or compliance with any subpoena or other third party request for documents; and

(iv) permitting the Indemnitor to conduct such other reasonable investigations and studies, and take such other actions, as are reasonably necessary in connection with the Indemnitor’s defense or investigation of such claim.

SECTION 9.4 Third-Person Claims. If a claim by a third Person is made against an Indemnified Party, and if such Indemnified Party intends to seek indemnity with respect thereto under this Article IX, such Indemnified Party shall promptly notify the Indemnitor in writing of such claim, setting forth such claim in reasonable detail, as specified in Section 9.3(a). The Indemnitor shall have twenty (20) days after receipt of such notice to undertake, conduct and control, through counsel of its own choosing and at its own expense, the settlement or defense thereof, and the Indemnified Party shall cooperate with it in connection therewith; provided, however, that the Indemnified Party may participate in such settlement or defense and in doing so shall be entitled to retain one firm of separate counsel of its own choosing (along with any reasonably required local counsel), the costs and expenses of which shall be paid out of the Indemnification Escrow Fund, if (i) the Indemnitor fails within a reasonable time to retain counsel; (ii) the Indemnified Party shall have reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to the Indemnitor and the Indemnified Party is prohibited or barred from asserting such legal defenses; or (iii) the named parties in any such proceeding (including any impleaded parties) include both the Indemnitor and the Indemnified Party and representation of both sets of parties by the same counsel would be inappropriate due to actual or potential conflicts of interest between them. If the Indemnitor does not notify the Indemnified Party within twenty (20) days after receipt of the Indemnified Party’s notice of a claim of indemnity hereunder that it elects to undertake the defense thereof, or fails to diligently pursue the defense thereof, the Indemnified Party, without waiving any right to indemnity with respect to such claim pursuant to this Agreement, shall have the right to undertake (upon delivering notice to such effect to the Indemnitor), at Indemnitor’s cost, risk and expense, the defense, compromise or settlement of the claim, and the Indemnitor shall be liable for any resulting settlement of such claim and for any final judgment with respect thereto; provided, however, that the Indemnified Party shall not pay or settle any such claim without the consent of the Indemnitor, which consent shall not be unreasonably withheld. The Indemnitor may not settle or compromise any third Person claim without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed. In the event the Indemnitor assumes the defense of the claim, the Indemnitor shall keep the Indemnified Party reasonably informed of the progress of any such defense, compromise or settlement, and in the event the Indemnified Party assumes the defense of the claim, the Indemnified Party shall keep the Indemnitor reasonably informed of the progress of any such defense, compromise or settlement.

SECTION 9.5 Limitation on Indemnity; Exclusive Remedy; Maximum Liability.

(a) Threshold Amount; De Minimis Amount. Notwithstanding anything contained herein to the contrary, an Indemnitor shall not be obligated to indemnify any Indemnified Party under this Agreement (i) for any Damages suffered by such Indemnified Party with respect to any individual breach or non-performance unless such Damages exceed $100,000 and (ii) with respect to breaches under Sections 9.2(a)(i), 9.2(a)(vii) or 9.2(c)(i), unless and until the aggregate of all Damages suffered by such Indemnified Party thereunder exceeds $2,000,000 (the “Threshold Amount”) and then only to the extent of such excess under this subclause (ii);

provided, however, that claims for indemnification by an Indemnified Party hereunder with respect to Damages resulting from fraud shall not be subject to the limitations contained in Section 9.5(a)(i) or Section 9.5(a)(ii).

(b) Limitation on Damages. Notwithstanding anything contained herein to the contrary but subject to the last sentence of this Section 9.5(b), the aggregate indemnification obligations of the Equity Holders and each Seller (collectively) pursuant to Sections 9.2(a) shall be limited to the Indemnification Escrow Amount. Claims for indemnification by an Indemnified Party hereunder with respect to Damages resulting from fraud shall not be subject to the foregoing limitations.

(c) Amount of Damages. The amount of any Damages payable hereunder shall be reduced by (i) any insurance proceeds which the Indemnified Party actually collects with respect to the event or occurrence giving rise to such Damages and (ii) any amounts which the Indemnified Party actually collects from third parties in connection with Damages for which indemnification is sought under this Article IX. The Indemnified Party shall notify the Indemnitor as promptly as practicable of any insurance claims or third-party claims that could reduce or eliminate Damages that are the subject of a Claim Notice; provided, however, that nothing in this Agreement shall impose any obligation on an Indemnified Party to pursue any such third-party claims. If the Indemnified Party both collects proceeds from any insurance company or third party and receives a payment from the Indemnitor hereunder, and the sum of such proceeds, net of out-of-pocket collection costs and expenses, is in excess of the Damages with respect to the matter that is the subject of the indemnity, then the Indemnified Party shall promptly refund to the Indemnitor the amount of such excess.

(d) Mitigation. Each Indemnified Party shall be required to use commercially reasonable efforts to mitigate Damages and shall reasonably consult with the Indemnitor with a view toward mitigating Damages in conjunction with all claims for which a party seeks indemnification under this Article IX.

(e) Final Net Tangible Assets. In no event shall the Buyer Indemnified Parties be entitled to recover any Damages with respect to any matter to the extent it was included as a liability in the calculation of the Final Net Tangible Assets, including the amount of any reserves or accruals reflected as a current liability in such calculation

(f) Tax Matters. Any payment made pursuant to the indemnification obligations arising under this Agreement shall be treated as an adjustment to the purchase price hereunder, unless the Indemnified Party provides an opinion of nationally recognized tax counsel that any such amount will not constitute an adjustment to the purchase price for U.S. federal income tax purposes.

(g) Exclusive Remedy. The remedies provided in this Article IX shall be the exclusive monetary remedies of the parties hereto after the Closing in connection with the transactions contemplated by this Agreement and shall be in lieu of any other monetary remedies that may be available to the Indemnified Parties under any other agreement or pursuant to any statutory or common law (including Environmental Law) with respect to any Damages of any kind or nature incurred directly or indirectly resulting from or arising out of any of this

Agreement, the transactions contemplated hereby or the Company Business. Notwithstanding the foregoing, the provisions of this Article IX shall not restrict the right of any party to seek specific performance or other equitable remedies pursuant to Section 10.11 below in connection with any breach or threatened breach of any of the terms or provisions contained in this Agreement. Each party hereby waives any provision of any applicable Law to the extent that it would limit or restrict the agreement contained in this Section 9.5(g).

ARTICLE X.

GENERAL PROVISIONS

SECTION 10.1 Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses (including all fees and disbursements of counsel, financial advisors and accountants) incurred in connection with the negotiation and preparation of this Agreement, the performance of the terms of this Agreement and the consummation of the transactions contemplated by this Agreement, shall be paid by the respective party incurring such costs and expenses.

SECTION 10.2 Recovery of Costs and Attorneys’ Fees. In the event that any action, suit or other proceeding is instituted concerning or arising out of this Agreement, the prevailing party shall recover all of such party’s costs and reasonable attorneys’ fees incurred in connection with each and every such action, suit or other proceeding, including any and all appeals and petitions therefrom.

SECTION 10.3 Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the United States return receipt requested, upon receipt; (b) if sent by nationally recognized overnight air courier (such as DHL or FedEx), two (2) Business Days after mailing; (c) if sent by facsimile transmission, with a copy mailed on the same day in the manner provided in clauses (a) or (b) of this Section 10.3, when transmitted and receipt is confirmed by telephone; and (d) if otherwise actually personally delivered, when delivered, provided that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any party shall provide by like notice to the other parties to this Agreement:

(i) if to the Company (prior to the Closing), to:

Wombat Financial Software, Inc.

55 Broad Street, 13th Floor

New York, New York 10004

Facsimile: (212) 514-7680

Attention: Jonathan Lambert, CFO

with a copy (which shall not constitute notice) to:

DLA Piper US LLP

153 Townsend Street, Suite 800

San Francisco, California 94107

Facsimile: (415) 836-2501

Attention: John Salmanowitz

(ii) if to Buyer (or, if after the Closing, to the Company), to:

TransactTools, Inc.

c/o NYSE Euronext

20 Broad Street, 24th Floor

New York, NY 10005

Facsimile: (212) 656-2058

Attention: Vivian Maese

with a copy (which shall not constitute notice) to:

Crowell & Moring LLP

1001 Pennsylvania Avenue, NW

Washington, D.C. 20004

Facsimile: (202) 628-5116

Attention: Mitchell L. Rabinowitz

(iii) if to NYX, to:

NYSE Euronext

20 Broad Street, 24th Floor

New York, NY 10005

Facsimile: (212) 656-2058

Attention: Vivian Maese

with a copy (which shall not constitute notice) to:

Crowell & Moring LLP

1001 Pennsylvania Avenue, NW

Washington, D.C. 20004

Facsimile: (202) 628-5116

Attention: Mitchell L. Rabinowitz

(iv) if to the Seller Representative, to

Ronald Verstappen

Postal address:

P.O. Box 6454

Incline Village, NV 89450

Delivery address:

606 Tumbleweed Circle

Incline Village, NV 89451

Facsimile: (650) 651-1589

with a copy (which shall not constitute notice) to:

DLA Piper US LLP

153 Townsend Street, Suite 800

San Francisco, California 94107

Facsimile: (415) 836-2501

Attention: John Salmanowitz

(v) if to ML IBK, as a Seller hereunder, to:

Merrill Lynch & Co., Inc.

4 World Financial Center

New York, New York 10080

Attention: Will Eisenbeis, Managing Director

GMI Business Development

with a copy to:

Merrill Lynch & Co., Inc.

4 World Financial Center

New York, New York 10080

Attention: Joanne P. Tsung, Director,

Strategic M&A and Global Private Equity Counsel

and a copy to:

Mayer Brown LLP

71 S. Wacker Drive

Chicago, Illinois 60606

Attention: Brian T. May

Fax: 312 701-7711

(vi) if to any other Seller, to such Seller’s address as reflected on the signature pages hereto or to such other address as such Seller may provide to Buyer in writing pursuant to this Section 10.3.

SECTION 10.4 Public Announcements. Unless otherwise required by applicable Law or applicable stock exchange rules and regulations, no party to this Agreement shall make any public announcements in respect of this Agreement or the transactions contemplated by this Agreement, or otherwise communicate with any news media regarding this Agreement or the transactions contemplated by this Agreement, without the prior written consent of the other parties to this Agreement. If a public statement is required to be made pursuant to applicable Law or applicable stock exchange rules and regulations, the parties shall consult with each other, to the extent reasonably practicable, in advance as to the contents and timing thereof.

SECTION 10.5 Interpretation. The Article and Section headings in this Agreement are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provision of this Agreement. References to Articles or Sections in this Agreement, unless otherwise indicated, are references to Articles or Sections of this Agreement. The parties to this Agreement have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises with respect to any term or provision of this Agreement, this Agreement shall be construed as if drafted jointly by the parties to this Agreement, and no presumption or burden of proof shall arise favoring or disfavoring any party to this Agreement by virtue of the authorship of any of the terms or provisions of this Agreement. Any reference to any federal, state, county, local or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. For all purposes of and under this Agreement, (a) the word “including” shall be deemed to be immediately followed by the words “without limitation;” (b) words (including defined terms) in the singular shall be deemed to include the plural and vice versa; (c) words of one gender shall be deemed to include the other gender as the context requires and (d) the terms “hereof,” “herein,” “hereto,” “herewith” and any other words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules and Exhibits to this Agreement) and not to any particular term or provision of this Agreement, unless otherwise specified.

SECTION 10.6 Severability. In the event that any one or more of the terms or provisions contained in this Agreement or in any other certificate, instrument or other document referred to in this Agreement, shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or any other such certificate, instrument or other document referred to in this Agreement, and the parties to this Agreement shall use their commercially reasonable efforts to substitute one or more valid, legal and enforceable terms or provisions into this Agreement which, insofar as practicable, implement the purposes and intent of this Agreement. Any term or provision of this Agreement held invalid or unenforceable only in part, degree or within certain jurisdictions shall remain in full force and effect to the extent not held invalid or unenforceable to the extent consistent with the intent of the parties as reflected by this Agreement. To the extent permitted by applicable Law, each party waives any term or provision of Law which renders any term or provision of this Agreement to be invalid, illegal or unenforceable in any respect.

SECTION 10.7 Entire Agreement. This Agreement (including the Company Disclosure Schedule and the Exhibits to this Agreement) and the Confidentiality Agreement constitute the entire agreement of the parties to this Agreement with respect to the subject matter of this Agreement, and supersede all prior agreements and undertakings, both written and oral, among the parties to this Agreement with respect to the subject matter of this Agreement, except as otherwise expressly provided in this Agreement.

SECTION 10.8 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties to this Agreement (whether by operation of Law or otherwise) without the prior written consent of the other parties to this Agreement, and any purported assignment or other transfer without such consent shall be void and unenforceable; provided, that notwithstanding the foregoing, Buyer may assign any of its rights and obligations hereunder to any Affiliate of Buyer but no such assignment shall relieve Buyer of its obligations hereunder or otherwise delay or impair the consummation of the transactions contemplated hereby or impair or adversely affect the rights of the other parties hereunder. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties to this Agreement and their respective estates, heirs, successors and assigns.

SECTION 10.9 No Third-Party Beneficiaries. Except as specifically provided in Section 6.10, this Agreement is for the sole benefit of the parties to this Agreement and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

SECTION 10.10 Waivers and Amendments.

(a) Prior to the Closing, this Agreement may be amended only by an instrument in writing signed on behalf of the Company (on behalf of itself and the Sellers) and Buyer; provided that an amendment that alters or changes any of the terms and conditions of this Agreement, if such alteration or change would adversely affect the Sellers, shall require the consent of (i) Sellers holding a majority of the outstanding Stock at such time, and (ii) ML IBK; and provided, further, that if such alteration or change would adversely and uniquely affect any Seller, the consent of such Seller shall also be required. After the Closing, this Agreement may be amended only by an instrument in writing signed on behalf of Buyer, the Seller Representative and ML IBK; provided that an amendment that alters or changes any of the terms and conditions of this Agreement if such alteration or change would adversely affect the Sellers shall require the consent of holders of a majority of the outstanding Stock (calculated for this purpose immediately prior to the Closing); and provided, further, that if such alteration or change would adversely and uniquely affect any Seller, the consent of such Seller shall also be required.

(b) Any failure of the parties to this Agreement to comply with any obligation, covenant, agreement or condition in this Agreement may be waived by the Waiving Party entitled to the benefits thereof only by a written instrument signed by the Waiving Party granting such waiver. For purposes hereof, “Waiving Parties” shall mean (i) prior to the Closing, the Company (on behalf of itself and the Sellers) and Buyer; provided that a waiver that would adversely affect the Sellers shall require the consent of Sellers holding a majority of the outstanding Stock at such time; and provided, further, that if such waiver would adversely and uniquely affect any Seller, the consent of such Seller shall also be required, and (ii) after the Closing, Buyer and the Seller Representative; provided that a waiver that would adversely affect the Sellers shall require the consent of holders of a majority of the outstanding Stock (calculated for this purpose immediately prior to the Closing); and provided, further, that if such waiver would adversely and uniquely affect any Seller, the consent of such Seller shall also be required.

(c) No delay on the part of any party to this Agreement in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party to this Agreement of any right, power or privilege hereunder operate as a waiver of any other right, power or privilege hereunder, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder. Unless otherwise provided, the rights and remedies provided for in this Agreement are cumulative and are not exclusive of any rights or remedies which the parties to this Agreement may otherwise have at law or in equity. Whenever this Agreement requires or permits consent by or on behalf of a party, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 10.10.

SECTION 10.11 Equitable Remedies. Each of the parties to this Agreement acknowledges and agrees that the other parties to this Agreement would be irreparably damaged in the event that any of the terms or provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Therefore, notwithstanding anything to the contrary set forth in this Agreement, each of the parties to this Agreement hereby agrees that the other parties to this Agreement shall be entitled to an injunction or injunctions to prevent breaches of any of the terms or provisions of this Agreement, and to enforce specifically the performance by such first party under this Agreement, and each party to this Agreement hereby agrees to waive the defense in any such suit that the other parties to this Agreement have an adequate remedy at law and to interpose no opposition, legal or otherwise, as to the propriety of an injunction or specific performance as a remedy, and hereby agrees to waive any requirement to post any bond in connection with obtaining such relief. The equitable remedies described in this Section 10.11 shall be in addition to, and not in lieu of, any other remedies at law or in equity that the parties to this Agreement may elect to pursue.

SECTION 10.12 Governing Law; Consent to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of New York applicable to contracts executed in and to be performed entirely within such State. Each of the parties to this Agreement hereby irrevocably and unconditionally submits, for itself and its assets and properties, to the exclusive jurisdiction of any New York state court, or federal court of the United States of America, in either case sitting within the City and County of New York, New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement, the agreements delivered in connection with this Agreement, or the transactions contemplated hereby or thereby, or for recognition or enforcement of any judgment relating thereto, and each of the parties to this Agreement hereby irrevocably and unconditionally (a) agrees not to commence any such action or proceeding except in such courts; (b) agrees that any claim in respect of any such action or proceeding may be heard and determined in such New

York state court or, to the extent permitted by law, in such federal court; (c) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such New York state or federal court and (d) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such New York state or federal court. Each of the parties to this Agreement hereby agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each of the parties to this Agreement hereby irrevocably consents to service of process in the manner provided for notices in Section 10.3. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by applicable Law.

SECTION 10.13 Waiver of Jury Trial. EACH PARTY TO THIS AGREEMENT ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE, IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS; (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS; (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.13.

SECTION 10.14 Exclusivity of Representations and Warranties. It is the explicit intent and understanding of each of the parties to this Agreement that no party to this Agreement, nor any of their respective Affiliates, representatives or agents, is making any representation or warranty whatsoever, oral or written, express, implied or statutory, other than those set forth in this Agreement.

SECTION 10.15 Seller Representative.

(a) Each Seller hereby appoints, authorizes and empowers Ronald B. Verstappen as the Seller Representative for the benefit of the Equity Holders, as the exclusive agent and attorney-in-fact to act on behalf of the Equity Holders, in connection with and to facilitate the following:

(i) to execute and deliver the Escrow Agreement (with such immaterial modifications or changes therein as to which the Seller Representative, in its sole discretion, shall have consented) and to agree to such amendments or modifications thereto as the Seller Representative, in its sole discretion, determines to be desirable, provided that such amendments or modifications are consistent with the terms of this Agreement, as amended;

(ii) to execute and deliver such waivers and consents in connection with this Agreement, the Escrow Agreement and the consummation of the transactions contemplated hereby and thereby as the Seller Representative, in its sole discretion, may deem necessary or desirable;

(iii) as Seller Representative, to enforce and protect the rights and interests of the Equity Holders (including the Seller Representative, in its capacity as a Seller) and to enforce and protect the rights and interests of the Seller Representative arising out of or under or in any manner relating to this Agreement or the Escrow Agreement or the transactions provided for herein or therein (including, without limitation, in connection with any and all claims for indemnification brought under Article IX), and to take any and all actions which the Seller Representative believes are necessary or appropriate under the Escrow Agreement and/or this Agreement for and on behalf of any Equity Holder, including asserting or pursuing any Action against Buyer, defending any third party Actions or Actions by the Buyer Indemnified Persons (other than, in each case, any Action seeking equitable relief against any Seller or the payment of money by any Seller with funds other than from the Indemnification Escrow Fund), consenting to, compromising or settling any such Actions (other than, in each case, any Action seeking equitable relief against any Seller or the payment of money by any Seller with funds other than from the Indemnification Escrow Fund), conducting negotiations with Buyer and its representatives regarding such Actions (other than, in each case, any Action seeking equitable relief against any Seller or the payment of money by any Seller with funds other than from the Indemnification Escrow Fund), and, in connection therewith, to (A) assert any claim or institute any action, proceeding or investigation; (B) investigate, defend, contest or litigate any Action initiated by Buyer against the Seller Representative and/or any of the Equity Holders, or by any Person against the Seller Representative, the Indemnification Escrow Fund and/or the Reimbursement Escrow Fund, and receive process on behalf of any or all of the Equity Holders in any such Action and compromise or settle on such terms as the Seller Representative shall determine to be appropriate, and give receipts, releases and discharges with respect to, any such Action; (C) file any proofs of debt, claims and petitions as the Seller Representative may deem advisable or necessary; (D) settle or compromise any claims asserted under the Escrow Agreement; and (E) file and prosecute appeals from any decision, judgment or award rendered in any such Action, it being understood that the Seller Representative shall not have any obligation to take any such actions, and shall not have any liability for any failure to take any such actions; provided, however, that, in the event of an Action brought against a Seller for a breach of a representation, warranty or covenant of such Seller, the Seller Representative shall coordinate with, and keep apprised, such Seller in defense of such Action; and

(iv) (A) to accept any portion of the consideration payable to the Equity Holders (on behalf of the Equity Holders) and to deliver wire instructions to Buyer in connection therewith; (B) to determine whether the conditions to closing in Article VII have been satisfied and to supervise the Closing (including waiving any such conditions if Seller Representative, in its sole discretion, determines that such waiver is appropriate); (C) to take any and all actions that may be necessary or desirable, as determined by Seller Representative in its sole discretion, in connection with indemnification under Article IX and the Escrow Agreement; (D) to make Terminated Option Amount Distributions, Terminated SAR Unit Amount Distributions and Aged Receivables Distributions to Combined Holders.

(b) The Seller Representative shall not be entitled to any fee, commission or other compensation for the performance of its services hereunder, but shall be entitled to the payment of all costs and expenses incurred as the Seller Representative. In connection with the foregoing, the Seller Representative shall be permitted, in accordance with the Escrow Agreement, to use the Reimbursement Escrow Amount to pay the costs and expenses that it incurs in its capacity as the Seller Representative. In addition, to the extent that the Reimbursement Amount is at any time insufficient (as determined by the Seller Representative in its reasonable discretion) to cover all of the reasonable costs and expenses incurred by the Seller Representative in its capacity as the Seller Representative, then the Seller Representative may, at its option, (y) retain such portion of the Indemnification Escrow Amount (when, but not before, the Indemnification Escrow Amount is otherwise released to the Seller Representative for distribution to the Equity Holders in accordance with the Escrow Agreement) for purposes of reimbursement of such costs and expenses; and (z) seek reimbursement of such costs and expenses from the Equity Holders in the event the Indemnification Escrow Amount released to the Seller Representative is insufficient to cover such costs and expenses. Once the Seller Representative determines, in its reasonable discretion, that it will not incur any additional expenses in its capacity as Seller Representative, then the Seller Representative will direct the Escrow Agent to release the remaining portion of the Reimbursement Escrow Fund in accordance with Section 2.5. In connection with this Agreement, the Escrow Agreement and any instrument, agreement or document relating hereto or thereto, and in exercising or failing to exercise all or any of the powers conferred upon the Seller Representative hereunder (i) the Seller Representative shall incur no responsibility whatsoever to any Equity Holder by reason of any error in judgment or other act or omission performed or omitted hereunder or in connection with the Escrow Agreement or any such other agreement, instrument or document, excepting only responsibility for any act or failure to act which represents bad faith, gross negligence or willful misconduct, and (ii) the Seller Representative shall be entitled to rely in good faith on the advice of counsel, public accountants or other experts experienced in the matter at issue, and any error in judgment or other act or omission of the Seller Representative pursuant to such advice shall in no event subject the Seller Representative to liability to any Equity Holder. Each Equity Holder shall indemnify, from and to the extent of its share of the Indemnification Escrow Fund, the Seller Representative against all Damages, Liabilities, claims, costs and expenses, including reasonable attorneys’, accountants’ and other experts’ fees and the amount of any judgment against them, of any nature whatsoever (including any and all expense whatsoever incurred in investigating, preparing or defending against any litigation, commenced or threatened or any claims whatsoever), arising out of or in connection with any Action, or in connection with any appeal thereof, relating to the acts or omissions of the Seller Representative hereunder, or under the Escrow Agreement or otherwise; provided, however, that the foregoing indemnification shall not apply in the event of any action or proceeding which finally adjudicates the liability of the Seller Representative hereunder for its bad faith, gross negligence or willful misconduct.

(c) All of the indemnities and immunities granted to the Seller Representative under this Agreement shall survive the Closing Date and/or any termination of this Agreement and/or the Escrow Agreement.

(d) A decision, act, consent or instruction of the Seller Representative with respect to the matters for which the Seller Representative is authorized pursuant to this Section 10.15 shall constitute a decision of all of the Equity Holders and shall be final, legally binding and conclusive. Buyer and the Company shall have the right to rely upon any agreement entered into with the Seller Representative and all actions taken or omitted to be taken by the Seller Representative pursuant to this Agreement, the Escrow Agreement (in each case to the extent within the Seller Representative’s authority pursuant to this Section 10.15), all of which agreements, actions or omissions shall be legally binding upon the Equity Holders. With respect to matters regarding the Indemnification Escrow Amount, the Buyer Indemnified Parties may rely upon any such decision, act, consent or instruction of the Seller Representative as being the decision, act, consent or instruction of each Equity Holder. The Buyer Indemnified Parties are hereby relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent or instruction of the Seller Representative.

(e) The grant of authority provided for herein (i) is coupled with an interest and shall be irrevocable and shall survive the death, incompetency, bankruptcy or liquidation of any Equity Holder; and (ii) shall survive the Closing. Any action taken by the Seller Representative pursuant to the authority granted in this Agreement or under the Escrow Agreement shall be effective and absolutely binding on each Equity Holder notwithstanding any contrary action of or direction from such holder.

(f) The Seller Representative may at any time resign by giving written notice of its resignation to Buyer and the Sellers specifying the date on which its resignation shall become effective; provided, that such date shall be at least thirty (30) days after the receipt of such notice, unless Buyer and the Sellers agree to accept shorter notice. Prior to resignation, Sellers who held a majority of the outstanding Stock immediately prior to the Closing shall appoint a replacement Seller Representative. Such appointment shall be evidenced by a written instrument from such replacement Seller Representative accepting such appointment, a copy of which shall be delivered to Buyer and notice of which such appointment shall be given to the Equity Holders. Notwithstanding the date of effectiveness specified in such written notice of resignation, the resignation shall become effective only upon the acceptance of appointment by the successor Seller Representative.

SECTION 10.16 NYX Obligations.

(a) NYX shall ensure the full and punctual performance and compliance by Buyer with and of the terms of Section 2.9(b), Section 2.10(f), Section 6.2, Section 6.5, Section 6.8(a), Section 6.11, Section 6.12 and this Article X.

(b) NYX hereby makes all of the representations and warranties set forth in Article V, provided, that for this purpose the term “Buyer” is replaced with “NYX.”

(c) NYX does hereby unconditionally, absolutely and irrevocably guarantee to the Sellers and other Equity Holders the full and punctual payment, observance and performance of all of the Liabilities, agreements, promises and covenants of Buyer contained in Article IX of this Agreement. The liability of NYX hereunder shall be joint and several with the liability of Buyer and shall be independent of the liability of Buyer. The liability of Buyer hereunder shall be primary and not secondary, it being agreed that this makes NYX the equivalent of a co-obligor with Buyer. NYX acknowledges and agrees that this Section 10.16(c) may be enforced against NYX without first resorting to or exhausting any such recourse or remedy against Buyer.

SECTION 10.17 Counterparts. This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement. Additionally, any Combined Holder that exercises a Vested Option and executes a counterpart to this Agreement shall be (i) included in the definition of “Seller” in this Agreement, (ii) deemed a “Seller” hereunder; and (iii) shall be bound by the terms and conditions of this Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on their respective behalf, as of the date first above written.

WOMBAT FINANCIAL SOFTWARE, INC.
a Nevada corporation

By:	/s/ Jon Lambert
Name:	Jon Lambert
Title:	Chief Financial Officer

TRANSACTTOOLS, INC.
a Delaware corporation

By:	/s/ Sam Johnson
Name:	Sam Johnson
Title:	Chief Executive Officer

NYSE EURONEXT
a Delaware corporation
(solely for purposes of Sections 2.6, 2.7,
6.4(a),6.5, 6.6, 6.8(c), 6.10, 8.2 and 10.16 (and the other provisions of Article X relating to the foregoing))

By:	/s/ Duncan L. Niederauer
Name:	Duncan L. Niederauer
Title:	Chief Executive Officer

Ronald Verstappen, as a Seller

/s/ Ronald Verstappen

Address:

Wiley W. Verstappen and Ronald B. Verstappen, Trustees of the Wiley W. Verstappen Charitable Remainder Trust, dated November 5, 2007, as a Seller

By:	/s/ Wiley W. Verstappen
Name:	Wiley Verstappen
Title:	Trustee
Address:

Wiley W. Verstappen and Ronald B. Verstappen, Trustees of the Wiley W. Verstappen Charitable Remainder Trust, dated November 5, 2007, as a Seller

By:	/s/ Ronald Verstappen
Name:	Ronald Verstappen
Title:	Trustee
Address:

The Wombat Foundation, a Nevada non-profit corporation, as a Seller

By:	/s/ Ronald Verstappen
Name:	Ronald Verstappen
Title:	President
Address:

Ronald B. Verstappen and Wiley W. Verstappen, Trustees Of The Ronald B. Verstappen Charitable Remainder Trust, dated November 5, 2007, as a Seller

By:	/s/ Ronald Verstappen
Name:	Ronald Verstappen
Title:	Trustee
Address:

Ronald B. Verstappen and Wiley W. Verstappen, Trustees Of The Ronald B. Verstappen Charitable Remainder Trust, dated November 5, 2007, as a Seller

By:	/s/ Wiley W. Verstappen
Name:	Wiley W. Verstappen
Title:	Trustee
Address:

James McSkeane, as a Seller

/s/ James McSkeane

Address:

Daniel Moore, as a Seller

/s/ Daniel Moore

Address:

ML IBK Positions, Inc., as a Seller

By:	/s/ Mandakini Puri
Name:	Mandakini Puri
Title:	Vice President

Frederick Teuscher, as a Seller

/s/ Frederick Teuscher

Address:

Kathryn Day, as a Seller

/s/ Kathryn Day

Address:

Richard Merolla, as a Seller

/s/ Richard Merolla

Address:

Derek Adelman, as a Seller

/s/ Derek Adelman

Address:

Puneet Arora, as a Seller

/s/ Puneet Arora

Address:

Alan Castator, as a Seller

/s/ Alan Castator

Address:

Stuart Harvey, as a Seller

/s/ Stuart Harvey

Address:

Lesley Harvey, as a Seller

/s/ Lesley Harvey

Address:

Steve Cowler, as a Seller

/s/ Steve Cowler

Address:

Helen Cowler, as a Seller

/s/ Helen Cowler

Address:

RONALD B. VERSTAPPEN, as Seller Representative and solely for purposes of Sections 2.5, 2.6, 2.7, 2.10, 10.10 and 10.15 (and the other provisions of Article X relating to the foregoing)

By:	/s/ Ronald Verstappen
Name:	Ronald Verstappen
Title:	Chief Executive Officer

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